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WHERE IT ALL
COMES TOGETHER

Annual Report
2003

Financial Highlights

Sales
(U.S. $ Billions)

Operating Income
(U.S. $ Millions)

Net Income from Operations*
(U.S. $ Millions)

Diluted Earnings Per Share from Operations*
(U.S. $)

The 2004 Annual Meeting
of Shareholders

        The 2004 Annual Shareholders' Meeting will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on Thursday, May 6, 2004, commencing at 10:00 a.m.

Inside

Corporate Profile	1
The Chairman's Message	2
Letter to Shareholders	4
Executive Management	7
Magna's Corporate Constitution	8
The Magna Employee's Charter	9
Automotive Operating Structure	18
Automotive Products and Services	20
Global Vehicle Content	36
Financial Review and Other Information	38
*
The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies. See table on page 93 for further details.

Corporate Profile

        Legend:
        Manufacturing Operations
        (Product Development and Engineering Centres)

Magna International Inc. is a leading global supplier
of technologically advanced automotive components,
systems and modules.

      The Company employs approximately 75,000 people and operates 210 manufacturing divisions and 49 product development and engineering centres in 22 countries.

      As the most diversified automotive supplier in the world, Magna designs, engineers and manufactures a complete range of exterior, interior and powertrain systems. Magna also provides complete vehicle design, engineering, assembly and program management services to its customers, the world's major automotive Original Equipment Manufacturers (OEMs).

      The Company's global automotive operations include its publicly traded Automotive Systems Groups — Decoma International Inc., Intier Automotive Inc. and Tesma International Inc. — and its wholly owned Automotive Systems Groups: Cosma International, Magna Donnelly and Magna Steyr as well as its new Magna Drivetrain Group.

Magna International Inc. Annual Report 2003                                                 1

The Chairman's Message

Magna is continually driven to seek out ways and means of improving shareholder value.

One of the ways in which Magna improves shareholder value is by incubating and growing world-class businesses that are spun out as separate, publicly traded corporations. This "Spinco" policy — approved by shareholders almost 20 years ago — has been one of the reasons for our success in recent years.

The "Spinco" policy works as a result of Magna's unique operating philosophy and corporate culture which foster a decentralized, entrepreneurial style of management. At the core, Magna is run like a partnership. This partnership sets out a road map for growth for all of our Automotive Systems Groups. This partnership also acts as the chief custodian of our corporate culture. Our primary concern is to ensure that the principles of the Corporate Constitution, the Magna Employee's Charter and our operating philosophy are practiced by all of our divisions throughout the world.

Over the past decade, Magna has spun out three automotive operating Groups — Tesma International Inc., Decoma International Inc. and Intier Automotive Inc. — after each Group reached a sufficient size and level of maturity. With Magna's unique operating philosophy and corporate culture as their foundation, all three of these Groups have had success in their respective product categories within the automotive industry. And since Magna owns a stake in these companies, Magna shareholders have benefited — and should continue to benefit — from their growth and success. In the years ahead, we will continue to consider opportunities to take other wholly owned subsidiaries public.

During 2003, we spun out a different sort of company — one that specializes in property development and management. Spinning out MI Developments, our real estate division, as a separate public company helped unlock the value of real estate assets previously held by Magna. MI Developments also holds a major investment in Magna Entertainment Corp. (MEC), which was spun out of Magna earlier this decade. MI Developments and MEC are a natural fit due to MEC's great underlying real estate assets and underdeveloped property in some of the premier real estate markets in the United States.

We have also created a new operating Group, Magna Drivetrain. Magna Drivetrain will focus on one of the fastest growing areas of the vehicle and has some of the most advanced 4x4 and all-wheel-drive system technologies in the world. Magna will continue to develop new Automotive Systems Groups that carry the Magna formula for success. This ensures that Magna will remain on track to grow for many years to come.

2                                                 Magna International Inc. Annual Report 2003

At the end of the day, investors gravitate toward companies with strong management, transparent operations and proven track records of growth and profitability. I believe Magna is such a company and I am confident that Magna will continue to find favour among investors both large and small.

I would like to thank all of our stakeholders for making 2003 a very successful year — in particular, our employees and managers, who put their hearts and minds into their work every day to make Magna better; our investors, who continue to see value in Magna and who continue to place their confidence in the direction mapped out by our management and Board of Directors; and finally, I would like to thank our customers, who face enormous competitive pressures and who count on Magna to provide quality products and services at globally competitive prices.

In closing, I would like to address the issue of corporate governance that has been prevalent once again in 2003. As I mentioned last year, I believe that our Corporate Constitution, introduced in 1984, remains a benchmark for many of the principles of good corporate governance. The Corporate Constitution is transparent and clear-cut. It is binding and fair. And it contains a number of checks and balances that make management accountable. I am proud of our Constitution and the principles it embodies. It is a living document that continues to inspire — and reward — our key stakeholders.

Frank Stronach
Chairman of the Board & Interim President

        [PHOTO]

Frank Stronach

Chairman of the Board &
Interim President

Magna International Inc. Annual Report 2003                                                 3

Letter to Shareholders

Magna achieved another
record year in sales, average dollar
content per vehicle and profits
from operations despite the many
challenges we faced last year.

Operating Highlights

Magna posted record sales of $15.3 billion — up 24% from 2002.

We had record earnings from operations despite the substantial investment in new product launches.

Our average dollar content per vehicle — the average value of Magna-made parts in every car on the road — also reached record levels in 2003, in both North America and Europe. 2003 was also a record year for contract awards, ensuring our average dollar content per vehicle will continue to grow.

And once again, we posted among the highest returns of the automotive systems suppliers, continuing a trend that has lasted more than a decade now. Our compound average growth rate in sales and dollar content per vehicle continued to outpace the average of our peers.

During the past year, we accomplished a number of operational and strategic initiatives including:

  •
  We successfully launched a number of programs, including the Saab 93 Convertible and the BMW X3, which enhanced Magna Steyr's reputation as one of the automotive industry's leading suppliers of complete vehicle engineering. It also solidified Magna Steyr's status as the largest independent vehicle assembler in the industry today.

  •
  Our Tesma Group bolstered its operations through the acquisition of Davis Industries, a U.S. based supplier of stamped powertrain components and assemblies. More than one-third of Davis' sales are to New Domestic OEMs and their Tier 1 suppliers. The acquisition gives Tesma a larger global footprint and strategically broadens its product and customer base.

4                                                 Magna International Inc. Annual Report 2003

  •
  We won major new contracts on important new vehicle platforms during the year including: the vehicle frame for the next-generation Ford Explorer; the transfer case for General Motors' next-generation full-size pickups and sport utilities program; complete seat programs in North America; and the exterior mirrors for the DaimlerChrysler C-Class and Volkswagen Passat programs.

  •
  We have significantly strengthened our presence in the Asia Pacific Basin. In Japan, we increased the size of our engineering, program management and sales staff, moving into a larger office in Tokyo. In addition, we established sales and engineering offices in Nagoya, Japan and Seoul, South Korea.

  •
  We added respected automotive industry executive, Manfred Remmel as the new President and CEO of Magna Steyr. Manfred previously held senior positions at Daimler-Benz and brings significant management experience to our complete vehicle engineering and assembly business.

Going Forward

In the year ahead, our focus will be on even greater performance and stakeholder value.

Whether we are collaborating on the design and engineering of a new vehicle or restyling to capitalize on a new technology or trend, we work closely with our customers. We find out what they need, and then we set about providing solutions that save time and money while providing added value and the opportunity to grow market share.

Our key priority going forward is to further diversify our customer base, with new manufacturing capabilities in response to new global production trends. This is a long-term strategy, and will take a number of years to bear fruit, since it is ultimately about building and strengthening relationships. We feel that we are well positioned in this regard. Magna has a corporate culture that is flexible and entrepreneurial. We have a proven track record of product innovation and a clear-cut commitment to product research and development. And we intend to bring to Asia the same guiding philosophy that has serviced our customers in North America and Europe for more than four decades: make a better product for a better price. It's a universal principle that will undoubtedly continue to be our formula for success no matter where we operate in the world.

Magna International Inc. Annual Report 2003                                                 5

Technology is one of Magna's key strengths. Technology drives new profitable growth, creates innovative new products, and reduces costs for our customers. We expect to maintain our competitive edge in this important area. Our focus on technological innovation will continue to differentiate our products from our competitors, and we have people with the technical skills and entrepreneurial energy to help drive growth for many years to come.

In closing, we wish to thank all of our stakeholders — our employees and managers, who prove year in and year out that they are the very best in the automotive industry; our customers in every corner of the world, whom Magna continues to support by providing high-quality, cost-competitive products; and our shareholders, who were rewarded with the strong performance of Magna's stock. We will continue to earn our hard-won reputation as a blue-chip stock.

Siegfried Wolf Executive Vice-Chairman, Magna International Inc.	Manfred Gingl Executive Vice-Chairman, Magna International Inc.	Vincent J. Galifi Executive Vice-President & Chief Financial Officer, Magna International Inc.

6                                                 Magna International Inc. Annual Report 2003

Executive Management

Manfred Gingl

Executive Vice-Chairman
Magna International Inc.

        [PHOTO]

Vincent J. Galifi

Executive Vice-President &
Chief Financial Officer,
Magna International Inc.

Siegfried Wolf

Executive Vice-Chairman,
Magna International Inc.

Magna International Inc. Annual Report 2003                                                 7

Magna's Corporate Constitution

        Magna's Corporate Constitution is the cornerstone of our entrepreneurial culture. At the heart of the Corporate Constitution is a clear-cut and transparent formula that allows Magna's key stakeholders to participate in our growth and profitability.

Shareholder Profit Participation

        Magna will distribute, on average, not less than 20 percent of its annual net profit after tax to shareholders.

Employee Equity and Profit Participation

        Ten percent of Magna's profit before tax will be allocated to employees. These funds will be used for the purchase of Magna shares in trust for employees and for cash distributions to employees, recognizing length of service.

Management Profit Participation

        To obtain long-term contractual commitment from senior management, Magna provides a compensation arrangement which, in addition to a base salary below industry standards, allows for the distribution of up to six percent of its profit before tax.

Research and Development

        Magna will allocate a minimum of seven percent of its profit before tax for research and development to ensure its long-term viability.

Social Responsibility

        Magna will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational and political purposes to support the basic fabric of society.

Minimum Profit Performance

        Management has an obligation to produce a profit. If Magna does not generate a minimum after-tax return of four percent on share capital for two consecutive years, Magna's Class A shareholders, voting as a class, will have the right to elect additional directors.

Unrelated Investments

        Magna Class A and Class B shareholders, with each class voting separately, will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Magna's equity.

Board of Directors

        Magna believes that outside directors provide independent counsel and discipline. A majority of the members of Magna's Board of Directors will be outsiders.

Constitutional Amendments

        Any change to Magna's Corporate Constitution will require the approval of its Class A and Class B shareholders, with each class voting separately.

8                                                 Magna International Inc. Annual Report 2003

The Magna Employee's Charter

        Magna is committed to an operating philosophy that is based on fairness and concern for people. That philosophy is embodied in the principles of the Magna Employee's Charter.

        Being competitive by making a better product for a better price is the best way to enhance job security. Magna is committed to working together with you to help protect your job security. To assist you, Magna will provide job counselling, training and employee assistance programs.

A Safe and Healthful Workplace

        Magna strives to provide you with a working environment which is safe and healthful.

Fair Treatment

        Magna offers equal opportunities based on an individual's qualifications and performance, free from discrimination or favouritism.

Competitive Wages and Benefits

        Magna will provide you with information which will enable you to compare your total compensation, including total wages and total benefits, with those earned by employees of your competitors, as well as with other plants in your community. If your total compensation is found not to be competitive, then your wages will be adjusted.

Employee Equity and Profit Participation

        Magna believes that every employee should share in our financial success.

[PHOTO]

Communication and Information

        Through regular monthly meetings between management and employees and through publications, Magna will provide you with information so that you will know what is going on at Magna and within the industry.

The Hotline

        Should you have a problem, or feel the above principles are not being met, we encourage you to call the Hotline or use the self-addressed Hotline Envelopes to register your complaints. You do not have to give your name, but if you do, it will be held in strict confidence. Hotline Investigators will answer your call. The Hotline is committed to investigating and resolving all concerns or complaints and must report the outcome to Magna's Global Human Resources Department. Hotline Number: 1-800-263-1691

Employee Relations Advisory Board

        The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Magna operates within the spirit of the Magna Employee's Charter and the principles of Magna's Corporate Constitution.

Magna International Inc. Annual Report 2003                                                 9

[PHOTO]

PUTTING STAKEHOLDERS FIRST

Increased Customer
Benefits

Advanced Engineering

Quality Achievement

Reduced Warranty Costs

Improved Vehicle Performance & Reliability

Vehicle Differentiation

Develop New Products

Strengthen Shareholder Value

Dividends

Strong Balance Sheet

Transparency

Management Accountability

Employee Empowerment

Magna Employee's Charter

Profit Sharing

10                                                 Magna International Inc. Annual Report 2003

        Magna's Corporate Constitution gives our key stakeholders the right to share in our growth and success.

        The Corporate Constitution predetermines the percentage of annual profits shared by Magna's major stakeholders: investors, employees and management.

        The Constitution requires Magna to reinvest a portion of our annual profits into product research and development in order to ensure our long-term growth and success.

        Magna's commitment to social responsibility, outlined in the Corporate Constitution, ensures that we donate up to 2% of our annual profits to social, charitable and educational causes in the communities where our employees live and work.

        The Corporate Constitution also includes a number of principles that hold management accountable to employees and shareholders, and ensures that a minimum amount of profits are paid out annually to shareholders.

Magna International Inc. Annual Report 2003                                                 11

        Magna has the technical and engineering expertise to design and deliver automotive systems, modules and complete vehicles — from concept to completion.

        Whether we are collaborating on the design and engineering of a new vehicle or introducing innovative new products that provide OEMs with a competitive advantage, we work more closely with our customers than ever before.

        We have one of the industry's deepest pools of highly skilled automotive toolmakers, technicians and engineers.

        We are one of the automotive industry's leading suppliers for complete vehicle engineering and the world's number one independent vehicle assembler.

        And as the world's most diversified automotive systems supplier we can bring together a complete range of interior, exterior and powertrain products to create larger, more complex and more value-added systems and modules.

12                                                 Magna International Inc. Annual Report 2003

EXPERTISE FROM CONCEPT TO COMPLETION

Program Management

        PDP Process

        Engineering & Product Development

        Vehicle Assembly

Structural Systems

        Radiator Supports

        Vehicle Frames & Chassis

        Front End Structural Modules

        Rear Suspension Modules

Powertrain

        Drivetrain Systems

        Transmission, Fuel & Engine Systems

Interiors

        Closure & Door Systems

        Electronics & Vision Systems

        Seating & Interior Integration

        Cockpit Systems

Exteriors

        Body

        Front & Rear End Modules

        Panels & Closures

        Mirrors

        Trim Systems

Magna International Inc. Annual Report 2003                                                 13

A POWERFUL, ENTREPRENEURIAL CULTURE

One-of-a-Kind Corporate Constitution

        Social Responsibility

        Employee Ownership

        Decentralized Operating Philosophy

        Entrepreneurial

        Profit Sharing

        R&D Focused

Sustainable Competitive Advantage

        Customer Focus

        Innovation

        Responsiveness

        Productivity

        Flexibility

14                                                 Magna International Inc. Annual Report 2003

        Magna's key competitive advantages are its highly decentralized operating structure and entrepreneurial work environment.

        The cornerstone of our unique corporate culture is Magna's Corporate Constitution.

        Entrepreneurial, hands-on managers with strong tooling, engineering or manufacturing backgrounds run Magna's divisions. Their compensation is tied to the performance of their division, with each manager receiving a relatively low base salary and a predetermined portion of the division's profits.

        As part-owners working in an environment where productivity is rewarded, Magna employees are motivated to produce quality products at competitive prices for our customers around the world.

        Decision making within all of our operating groups is pushed down to the lowest possible level — to the front lines of our business, where the product is made.

        Magna's "Spinco" strategy of creating separate, publicly traded companies enhances shareholder value and ensures that these companies have teams of motivated employees and managers.

Magna International Inc. Annual Report 2003                                                 15

        With our extensive product portfolio and global footprint, Magna is ideally positioned to capitalize on opportunities in a large and growing automotive systems market.

        Our unrelenting focus on technological innovation is expected to continue to drive average vehicle content growth.

        We are committed to increasing our share of business with New Domestic automakers and increasing our business in the strategic Asian market.

        We have one of the industry's strongest balance sheets, relatively little debt and significant cash on hand to finance strategic acquisitions and to find major new product programs.

        We are on target to capture a bigger slice of the growing market for outsourced automotive systems and components.

        Our compound average growth rate in sales and average dollar content per vehicle continued to outpace the industry in 2003. We have the product capabilities, new technologies and technical resources to grow for many years to come.

16                                                 Magna International Inc. Annual Report 2003

SIGNIFICANT OPPORTUNITIES FOR GROWTH

Technological Innovation

        New Technologies & Processes

        Enhance Customer Competitiveness Through Niche Vehicle Engineering & Assembly

        Leverage Existing Technologies

        Superior Design & Engineering

Global Presence

        Growth in Strategic Asian Markets

        Increased Outsourcing by OEMs

Clear Strategic Focus

        Strong Balance Sheet

        Increase Dollar Content per Vehicle

        Disciplined Profitable Growth

        A Track Record of Growth

        [Graphic]

Magna International Inc. Annual Report 2003                                                 17

Automotive Operating Structure

MAGNA INTERNATIONAL INC.
DECOMA INTERNATIONAL INC.	INTIER AUTOMOTIVE INC.	TESMA INTERNATIONAL INC.	COSMA INTERNATIONAL	MAGNA DONNELLY	MAGNA DRIVETRAIN	MAGNA STEYR

Publicly Traded Groups

Wholly Owned Groups

        Magna's global automotive operations include its publicly traded Automotive Systems Groups, Decoma International Inc., Intier Automotive Inc. and Tesma International Inc., and its wholly owned Automotive Systems Groups, Cosma International, Magna Donnelly and Magna Steyr as well as its new Magna Drivetrain Group.

Automotive Systems Groups

        Magna's automotive divisions are grouped along global product lines. Each Automotive Systems Group provides full-service systems integration in its respective vehicle areas.

Automotive Systems Group Management

        The most experienced and successful division managers advance to the ranks of Group management, which is responsible for coordinating product development, finance, marketing and maximizing manufacturing efficiencies in the divisions which make up the Group. Group management is paid a relatively low base salary and a predetermined portion of the Group's profits. When a Group's management and business is mature, Magna will consider whether to spin the Group out as a separate public company.

Magna Executive Management

        Executive management coordinates advanced systems development and manufacturing, ensures customer satisfaction and interfaces with the investment community. In addition, executive management is responsible for the long-term strategic planning and future growth of Magna and monitoring Group management performance. Members of executive management are paid a base salary below industry standards and up to six percent of Magna's profit before tax.

        Magna also has an agreement with Stronach & Co. to provide business development and other management services. These services include: facilitating the application of Magna's operating principles and philosophies, coordinating strategic planning (including implementation through business acquisitions and the acquisition of new products and technologies), recruiting and developing new management and promoting corporate goodwill with various stakeholder groups.

OPERATING RESOURCES

Motivated and Involved Employees

        As part-owners working in an environment where productivity is rewarded, Magna employees are motivated to produce quality products at competitive prices.

Entrepreneurial and Incentivized Managers

        Entrepreneurial, hands-on managers with strong tooling, engineering and manufacturing backgrounds run Magna's divisions. Division managers are responsible for ensuring profitability, achieving customer satisfaction and upholding the principles of the Magna Employee's Charter. Their compensation is tied to the performance of their division, with each manager receiving a relatively low base salary and a predetermined portion of the division's profits.

Technical Skills Training

        Magna operates world-class Technical Training Centres that provide hands-on learning in tool and diemaking, mould making, robotics and pneumatics.

18                                                 Magna International Inc. Annual Report 2003

        Magna is a leading supplier of technologically advanced automotive components, systems and modules.

Automotive Products and Services

  Global Automotive Sales by Customer

  Total Number of Employees

Magna International Inc. Annual Report 2003                                                 19

Automotive Products and Services

        The most diversified automotive supplier in the world, Magna designs, engineers and manufactures a complete range of exterior, interior and powertrain systems. Magna also provides complete vehicle design, engineering, assembly and program management services.

COSMA

  Chassis Systems

  Body Systems

  Metalforming Technologies

  Stampings

  Finishing

  Design & Engineering

[Graphic]

MAGNA DONNELLY

  Electronics Modules

  Interior Mirror Systems

  Camera Vision Systems

  Exterior Mirror Systems

  Engineered Glass

  Door Closure Systems

  Overhead Consoles & Lighting

  Actuators

  Glass Fabrication & Coating

MAGNA STEYR

  Total Vehicle Program Management

  Complete Niche Vehicle Assembly

  OEM Engineering

  Systems Sequencing Logistics

20                                                 Magna International Inc. Annual Report 2003

DECOMA

  Front & Rear End Modules

  Plastic Body Panels

  Roof Modules

  Exterior Trim Components

  Running Boards

  Sealing & Greenhouse Systems

  Lighting Systems

  Vehicle Enhancement Packages

  Liftgates

INTIER

  Cockpit Systems

  Overhead Systems

  Sidewall & Trim Systems

  Floor Carpet & Complete Vehicle Acoustic Systems

  Cargo Management Systems

  Complete Interior Integration

  Seating Systems

  Seating Hardware Systems

  Electrical/Electronic Capabilities

  Latching Systems

  Glass Moving Systems

[Graphic]

MAGNA DRIVETRAIN

  All-Wheel-Drive Systems & Components

  Drivetrain Systems & Components

  Mass Balancers

  Chassis Modules

TESMA

  Front End Accessory Drive Systems & Modules

  Lubrication Systems

  Water Management Systems

  Wet Clutch Components

  Flexplates

  Oil Pans

  Rocker Covers

  Fuel Storage

Magna International Inc. Annual Report 2003                                                 21

C o s m a

Chassis Systems        Body Systems        Metalforming Technologies        Stampings

[PHOTOS]

        Cosma International is Magna's wholly owned metal body and structural systems Group and the global automotive industry's premier metalforming supplier.

        Cosma was awarded DaimlerChrysler Corporation's prestigious Global Supplier of the Year Award.

        The frame for the new Dodge Durango was successfully launched in 2003. State-of-the-art equipment is used to assemble this hydroformed and stamped product.

        "Cosma continues to expand and strengthen its market presence in the areas of body-in-white and chassis systems. The ability to deliver our customers fully engineered, complete body-in-white and chassis solutions has made us the preferred global supplier for these products. Innovation has been key to our growth, along with continued emphasis on our customers, employees and investors."

Horst Prelog
President

        Cosma manufactures a comprehensive range of metal body components, assemblies and modules, including complete vehicle frames, chassis systems, exterior body panels and complete body-in-white. Cosma utilizes a variety of metalforming processes including hydroforming, stamping and rollforming.

Technology Development

        Cosma is an industry leader in the development of joining, welding and metalforming technologies. At its research and development facilities around the world, Cosma is pursuing a number of highly advanced and innovative processes and technologies to meet the needs of its customers.

        One of the most promising new developments in the past year for Cosma has been the introduction and application of components that utilize advanced high-strength steels. The ability that Cosma has to form and process these materials provides vehicle manufacturers with stronger and lighter component solutions.

        Cosma has recently implemented an integrated remote laser welding system, which gives the OEM customer additional flexibility and convertibility while reducing vehicle weight.

        The Group is utilizing these technologies to produce components for the North American and European markets.

22                                                 Magna International Inc. Annual Report 2003

  Finishing        Design & Engineering

[PHOTOS]

        Cosma continues to increase its suspension module business. Here we see final assembly work on a Saturn Ion front suspension module.

        Remote laser welding technology is used in the processing of the new Volkswagen Golf side-impact beams. This was a multi-site launch of a high-volume, global product line.

        In the development of exterior body panels such as this Ford Freestar liftgate, Cosma's advanced simulation tools are considered best-in-class. They ensure product formability while supporting reduced time to market.

New Program Launches and Awards

        Cosma has been extremely successful in the launch of increasingly complex modules and assemblies as evidenced by the launch of the Dodge Durango frame. Cosma worked extensively with DaimlerChrysler from the earliest stages of product development to ensure that the appropriate technologies, including hydroforming, were utilized in the right areas. Through this collaboration, Cosma was able to achieve process sign-off from DaimlerChrysler earlier than any previous frame program.

        Additional product launches in 2003 included engine cradle, rear subframe and motor compartment rails for the Chrysler Pacifica, exterior body panels and assemblies for the new Ford Freestar and side-impact beams and rear bumpers for the new Volkswagen Golf. Awarded programs for future vehicle launches include exterior body panels on Mercedes-Benz vehicles.

Expansion in North America

        During the past year, Cosma announced plans to open two new major production facilities in North America. Cosma will be establishing a state-of-the-art production facility near Bowling Green, Kentucky to produce truck frames for Ford. In addition, a new facility will be constructed near Hermosillo, Mexico to produce exterior body panels and underbody stampings for a new Ford program.

DaimlerChrysler Corporation's Global Supplier of the Year Award

        DaimlerChrysler Corporation began to review its suppliers globally for the first time during 2003 and measure them in terms of four criteria: quality, cost, technology and supply. Following this review, Cosma was awarded DaimlerChrysler Corporation's prestigious Global Supplier of the Year Award in the "Raw Materials and Body-in-White" commodity category.

Magna International Inc. Annual Report 2003                                                 23

D e c o m a

[PHOTOS]

Front & Rear End Modules        Plastic Body Panels        Roof Modules        Exterior Trim Components

        Decoma International Inc. is Magna's global exterior systems Group and one of the world's leading suppliers of exterior vehicle systems and modules. Decoma is a separate publicly traded company and is listed on the Toronto Stock Exchange (DEC.A) and NASDAQ (DECA).

        Decoma is the world's largest supplier of automotive fascias. The Dodge Magnum featured above, incorporates Decoma's fascias, belt mouldings and appliqués.

        "New program and facility launches in 2004 will lay critical groundwork for Decoma's growth and success into 2005 and beyond. We'll continue to expand into new market segments and invest in new technologies in order to solidify our position as one of the world's leading suppliers of exterior components and systems."

Alan J. Power
President & CEO

Global Reach

        Decoma continued to expand its global reach during 2003 with the launch of a new mould and paint facility in the southern United States and a new paint facility in Belgium. Decoma's front end module presence was also expanded in Europe with new facilities in Austria, Belgium, Germany and Poland.

A Leader in Front and Rear End Modules

        In 2003 Decoma made excellent progress in content per vehicle growth through the acquisition of the forward lighting original equipment assets of Federal Mogul. When combined with the Autosystems acquisition, Decoma is now positioned as one of the leading players in the North American automotive forward lighting market.

        During 2003 Decoma completed, on time and on budget, the construction of the Decostar facility near Atlanta, Georgia for future Mercedes-Benz vehicle programs.

A Leader in Technological Innovation

        Technological innovation and the introduction of new exterior products and modules continue to fuel Decoma's growth. During 2003, Decoma introduced new long-glass fibre composites for structural and appearance applications.

24                                                 Magna International Inc. Annual Report 2003

Running Boards        Sealing & Greenhouse Systems        Lighting Systems        Vehicle Enhancement Packages        Liftgates

[PHOTOS]

        Decoma's state-of-the-art paint facility.

        Decoma developed this innovative automated roof rack featured on the Hummer H2.

        Decoma manufactures a number of innovative exterior lighting systems such as the head lamps featured on the Aston Martin.

        Decoma is continuing the development of Run Flat tire technology. This tire supports itself with an inner plastic ring if a puncture occurs when driving.

A Leader in New Markets

        In 2003 Decoma secured a number of New Domestic OEM contracts, primarily for its trim products. These inroads provide an excellent foundation for developing relationships with New Domestic customers, as well as the opportunity to showcase highly engineered products such as lighting and liftgate modules.

Number One in Vehicle Exterior Customization

        Decoma is an industry leader in vehicle customization and produces a number of innovative exterior products for the growing specialty vehicle aftermarket. Decoma engineering and innovation are used to produce unique and eye-catching vehicle exterior customization kits for the aftermarket.

        Decoma showcased a collection of customized vehicles at the 2003 Specialty Equipment Market Association (SEMA) show. The vehicles, ranging from a Chrysler PT Cruiser Coupe to a HUMMER H2 Plus, featured a number of Decoma-made exterior products and stylish, easy-to-install aftermarket body kits. The HUMMER H2 Plus featured a power roof rack and power running boards — two product areas where Decoma has a track record for cutting-edge innovation. And Decoma's IMAGEWORKS team, which specializes in stylish, high-performance products for the aftermarket, transformed the base-model Honda Civic into a wide-body coupe with a ground effects package and a carbon fibre hood.

        Decoma's Autosystems lighting division designed and developed LED-powered head and tail lamps that offer lower power consumption and improved safety due to instant light-up. The LED head and tail lamps were featured on a dramatically restyled Chrysler PT Cruiser Coupe.

Magna International Inc. Annual Report 2003                                                 25

I n t i e r

[PHOTOS]

Cockpit Systems        Overhead Systems        Sidewall & Trim Systems        Floor Carpet & Complete Vehicle Acoustic Systems        Cargo Management

        Intier Automotive is a leader in the development and manufacture of vehicle interior and closure components and systems for the automotive industry and is a leader in vehicle interior integration and program management. Intier is a separate publicly traded company and is listed on the TSX (IAI.A) and NASDAQ (IAIA).

        Intier supplies the centre console, door panels, pillar trim and sun visors for the BMW 6 Series.

        "2003 was a year of significant progress for Intier which reinforced our reputation as an innovative and cost-effective global interior and closure systems supplier. Our continued growth is a testament to our success as we achieved record sales of $4.7 billion — a 21% increase compared to 2002."

Don Walker
President & CEO

Interior Systems

        Intier excels at designing highly functional and superbly crafted interior systems incorporating contemporary materials and the latest technologies to reflect unique vehicle styling. Intier delivers craftsmanship and value on numerous vehicle programs globally, and outstanding examples of its interior systems are featured on the BMW 6 Series, the Ford Freestar/Mercury Monterey, the Toyota Avensis and the Chevrolet Equinox.

        Intier has pioneered interior integration and developed sophisticated assembly and sequencing processes throughout its global operations. The Group's first fully integrated vehicle interior was the 2002 Cadillac CTS for which General Motors won the "Interior of the Year" award at Detroit's 2003 Auto Interiors Show. In 2003, Intier managed the interior integration on the Cadillac CTS-V and the SRX, the Chevrolet Colorado/GMC Canyon and, launching in 2004, the Cadillac STS.

        Multi disciplined design and engineering teams work together to create advanced seating systems that offer comfort, safety, versatility and style. Intier is the leading manufacturer in North America for manual components that lift, recline, fold, adjust and reconfigure seats. Intier innovations and cost-effective enhancements also include integrated child seats, sensoring for

26                                                 Magna International Inc. Annual Report 2003

Systems        Complete Interior Integration        Seating Systems        Seating Hardware Systems        Electrical/Electronic Capabilities        Latching Systems        Glass Moving Systems

[PHOTOS]

        An Intier employee assembling a door hardware module.

        STOW 'N GO™ seating featured in the Dodge Caravan/Chrysler minivan — second-row bucket seats and a 60/40 split third-row bench that can be easily reconfigured to accommodate passengers, cargo or both.

        STOW 'N GO™ is a registered trademark of DaimlerChrysler Corporation.

        Structural sealed door module concept.

deployment of passenger restraint systems, use of alternative materials and thermostatically heated and cooled seats. Some of the numerous examples of vehicles with complete seating systems by Intier are the DaimlerChrysler minivans, the Ford Freestar/Mercury Monterey, the Ford Escape/Mazda Tribute/Mercury Mariner, the Saturn VUE and ION, the Chrysler Pacifica, the Ford Transit, the Renault Trafic/Opel Vivaro/Nissan Primastar, the Volkswagen Caddy and the Mitsubishi Galant/Eclipse/Spyder and Endeavor.

Electrical and Electronic (E/E) Systems

        In association with alliance partners, Intier's electrical and electronic (E/E) systems strategy — architecture system optimization and seamless integration — enables the Group to offer state-of-the-art products and engineering solutions to satisfy customer expectations for the latest technology.

Closure Systems

        As an interior systems supplier with complete vehicle interior capabilities, Intier's unique ability to design, engineer and manufacture a full range of advanced closure modules and mechanisms gives the Group a distinct competitive advantage. Intier is one of the industry's largest suppliers of power systems, window regulators, wiper systems and latching systems and is a global leader for power liftgates and power sliding doors. The Group has recently been awarded the power liftgate business for an automaker's complete line of sport utility vehicles in North America, commencing production in 2006.

        The closure module market is forecast to double in the next five years and, to support this rapid growth, Intier reorganized its closures operations in 2003. By delivering closure mechanisms in a fully tested, functioning module, its customers gain value through integration. The benefits to the Group's OEM customers are numerous, including improved quality, assembly plant efficiencies, greater opportunity for vehicle model diversity and cost reduction. Intier door closure modules are featured in the Ford Expedition, the Lincoln Navigator and the Nissan Maxima.

Magna International Inc. Annual Report 2003                                                 27

M a g n a D o n n e l l y

[PHOTOS]

Electronics Modules        Interior Mirror Systems        Camera Vision Systems        Exterior Mirror Systems

        Magna Donnelly is the world's largest producer of automotive mirror systems and a major supplier of engineered glass (window) systems and door handles. The wholly owned Group is a leader in the integration of automotive electronics through its applications of electronics in mirrors and windshield electronic modules.

        Wireless connectivity is key to Magna Donnelly's Electronic Toll-Collection Mirror. This first-to-market mirror allows vehicles to pass through tollgates without stopping and creates a seamless exchange of information.

        "2003 has been a turning point for Magna Donnelly. We put a strong management team in place and have truly become a Magna company. We have developed a clear product strategy and expanded our geographic horizons, including the acquisition of two mirror joint ventures in China and expansion in Eastern Europe. One thing hasn't changed: we continue in our dedication to world-class innovation."

Carlos Mazzorin
President & CEO

Making the Ordinary Extraordinary

        Magna Donnelly specializes in integrating sophisticated automotive electronics and communications technology into mirror systems. The Group builds more interior mirrors than any other company in the world, and is a leader in integration of electronic features into interior prismatic and electrochromic mirrors as well as exterior mirrors. Interior mirror features include lighting, compasses, telematic interfaces, microphones, garage door openers, wireless electronic toll-collection systems, rain sensors and many others. Exterior mirror features include turn signals, ground illumination and power-fold capability.

        Magna Donnelly's overhead console system, currently featured in the award-winning Volvo XC90, is one example of how Magna Donnelly is able to integrate much of the vehicle's electronics and lighting into an overhead console system. In addition to a prismatic or auto-dimming mirror, the system provides vehicle status information such as a seatbelt display, along with sunroof and roof lighting controls, remote keyless entry and tire pressure monitor receivers.

28                                                 Magna International Inc. Annual Report 2003

Engineered Glass        Door Closure Systems        Overhead Consoles & Lighting        Actuators        Glass Fabrication & Coating

[PHOTOS]

        For the best in styling and performance, the Acura MDX features a Magna Donnelly exterior mirror.

        Camera and sensor technology replace mirrors on the PanoramicVision™ P3 System, which was introduced by Ford of Europe at the 2003 Frankfurt International Motor Show. The system combines panoramic vision, side object detection and a collision-avoidance aid.

        This Magna Donnelly Power Fold exterior mirror lets drivers squeeze in and out of tight spots.

The Premium Provider

        The world's premium automotive brands have one thing in common: a Magna Donnelly interior or exterior mirror. Bentley, Mercedes-Benz, Aston Martin, BMW, Porsche, Maybach, Volvo and Acura use Magna Donnelly mirrors because they want only the best in styling and performance.

        Magna Donnelly brings the world of information to the customer with its Display-on-Demand Mirror, and its Tire Pressure Monitor Mirror enhances driver safety and convenience.

        Magna Donnelly's engineered glass division continues to pioneer sophisticated glass systems, and this year the Group moved into the sunroof and commercial vehicle window markets for the first time.

Cameras, Sensors and Everything Safety

        Magna Donnelly led the industry in deployment of camera-on-a-chip technology for sensing in all directions: forward, rearward and beside a vehicle. This pioneering work led to the development of the IHC™ Intelligent Headlamp Control and an innovative park-assist system that demonstrates the Group's fusion of electronic and mechanical expertise.

        Magna Donnelly's advanced image-processing capability was featured by Ford of Europe at the 2003 Frankfurt International Motor Show on the Visos concept car. The PanoramicVision™ P3 System combines camera and sensor technology to provide electronic blind spot detection with nearly a 180° field of view.

Magna International Inc. Annual Report 2003                                                 29

M a g n a        D r i v e t r a i n

[PHOTOS]

All-Wheel-Drive Systems & Components        Drivetrain Systems & Components

        Formed in early 2004, Magna Drivetrain is the newest Group within Magna International.

        Magna Drivetrain manufactures products for customers including BMW, Mercedes-Benz, General Motors, LandRover, Renault and the Volkswagen group.

        "As the newest Group in the Magna family of companies, we plan to build our success based on Magna founder Frank Stronach's secret to success. We will build a better product for a better price."

Siegfried Wolf
Executive Vice-Chairman,
Magna International Inc.

Manfred Gingl
Executive Vice-Chairman,
Magna International Inc.

        Magna Drivetrain is a leading supplier of drivetrain components with a focus on all-wheel-drive vehicles, including transfer cases, power takeoff units, axle differentials, all-wheel-drive couplings, complete chassis modules and mass balancing units.

        Magna Drivetrain currently supplies all-wheel-drive components for: the BMW X3 and X5 models and BMW car applications; the Mercedes 4Matic models and the Mercedes-Benz G Class; General Motors; the LandRover Freelander; the Renault Kangoo; and for the Volkswagen group's Audi A3, Audi TT, all Volkswagen 4Motion models, Skoda Octavia and the Seat Leon.

30                                                 Magna International Inc. Annual Report 2003

Mass Balancers        Chassis Modules

[PHOTOS]

        Advanced technologies, plants and equipment ensure the highest quality in gear manufacturing.

        Transfer case for BMW X5 with Active Torque Control (ATC).

        Magna Drivetrain supplies the transfer case for the BMW X5.

        Magna Drivetrain's advanced technologies, plants and equipment ensure the highest quality in case, shaft and gear manufacturing, as well as in the assembly of various transfer cases, power takeoff units, axle differentials, AWD clutches, mass balancers and chassis modules.

        The secret of Magna Drivetrain's growth in AWD systems is that the AWD transfer case allows the OEMs to offer significantly enhanced drive performance. This improved performance results from Magna Drivetrain's proprietary and industry-leading software algorithms designed to optimize torque vectoring in a wide range of road conditions.

Magna International Inc. Annual Report 2003                                                 31

M a g n a S t e y r

[PHOTOS]

Total Vehicle Program Management        Complete Niche Vehicle Assembly

        Magna Steyr is a premier supplier of total vehicle engineering and concept development. The wholly owned Group is also the world's leading supplier of niche vehicle assembly.

        The production of the Saab 93 Convertible started in July 2003. A highly flexible shift model, specially tailored to this project, enables Magna Steyr to adjust production volumes to varying seasonal demands.

        "With its ability to offer OEM customers a complete package of vehicle competencies — everything from engineering, design and development to delivery of complete vehicles — Magna Steyr is unique among all automotive suppliers. Magna Steyr will continue its impressive growth by winning new customers and entering new markets in and outside Europe."

Manfred Remmel
President & CEO

Number One in Niche Vehicle Production

        Magna Steyr provides its customers, the world's major automakers, with the broadest range of automotive competencies in the industry — everything from initial vehicle concept design, styling and prototype production to final assembly of niche vehicles. The Group is in an excellent position to benefit from the trend toward the outsourcing of low-volume or niche vehicle production. Magna Steyr is also a proven manufacturing partner for derivatives, peak-shaving programs and optimization of the end-of-production phase.

        The vehicles assembled and produced by Magna Steyr include the Mercedes-Benz G Class, Mercedes-Benz E Class 4Matic, Jeep Grand Cherokee, Chrysler Voyager, Saab 93 Convertible and the new BMW X3 sports activity vehicle. With these complete vehicle programs, the Group's production volume makes Magna Steyr the largest automobile manufacturer in the world without its own brand.

32                                                 Magna International Inc. Annual Report 2003

OEM Engineering        Systems Sequencing Logistics

[PHOTOS]

        Magna Steyr is one of the very few automotive suppliers to combine the full range of engineering services with proven complete vehicle competence.

        Magna Steyr developed the permanent all-wheel-drive (4Matic) for the Mercedes-Benz E-Class and has been building the 4Matic E-Class models since 1996.

        Development and production of the BMW X3 sports activity vehicle has been the most complex and sophisticated project in Magna Steyr's history.

        One of Magna Steyr's core competencies is the ability to ensure OEM brand consistency while producing six different vehicles for different customers under one roof.

A Leader in Engineering

        Magna Steyr is one of the premier automotive engineering firms in the world, able to offer its customers engineering know-how, vehicle competencies and facilities that span the entire range from styling and design to simulation and testing. The Group employs more than 1,500 automotive engineers and technicians focused strictly on the engineering and advanced development of components, systems, modules, complete vehicles as well as vehicle project development for OEM customers. Most recently, Smart GmbH, a DaimlerChrysler subsidiary, chose Magna Steyr as its external partner for developing a substantial part of a completely new all-wheel-drive model in the Smart product range.

Magna International Inc. Annual Report 2003                                                 33

T e s m a

[PHOTOS]

Front End Accessory Drive Systems & Modules        Lubrication Systems        Water Management Systems

        Tesma International Inc. is Magna's global engine, transmission and fueling technologies systems Group. Tesma is a separate publicly traded company and is listed on the Toronto Stock Exchange (TSM.A) and NASDAQ (TSMA).

        The ZF CFT23 clutch pack assembly for installation in the Ford Focus continuously variable transmission.

        "Success, in a competitive environment, means producing the best product for the best price. At Tesma, we make it all come together — with the right combination of people, processes and products. The result is satisfied customers, satisfied employees and satisfied shareholders."

Anthony E. Dobranowski
President & CFO

        Tesma moved up the "value chain" with sales and content per vehicle growth in 2003. Value-added modules and systems represented approximately 80% of sales — with many new contract awards based on these products.

        Tesma's growth strategy involves: offering more complex modules and systems, using a variety of materials and processes, in each of the three technology groups; diversifying geographically in North America, Europe and Asia; and broadening Tesma's customer base, including New Domestic OEMs.

Engine Technologies

        Tesma Engine Technologies products accounted for 68% of consolidated sales. Through Litens Automotive, Tesma is the world's leading supplier of tensioners for front end accessory drive and belt-driven engine timing drive applications.

        Key product launches included water pumps, engine front cover modules, balance shaft assemblies and camshaft phasers and housings.

34                                                 Magna International Inc. Annual Report 2003

Wet Clutch Components        Flexplates        Oil Pans        Rocker Covers        Fuel Storage

[PHOTOS]

        The acquisition of Davis Industries Inc. increases our market penetration in product areas such as oil pans, torque converter covers and valve covers.

        The complex oil pump assembly for Ford's 5R110 transmission used in the diesel engine application of Ford's heavier-duty F-Series trucks.

        Tesma's redesigned Jaguar AJ41 oil pump yields a 40% increase in flow, a 75% reduction in NVH and an increase in durability performance.

Transmission Technologies

        Sales of Tesma Transmission Technologies products rose 15% to $250 million in 2003 and represented 23% of Tesma's business.

        Key business awards included shafts and housings for a variety of General Motors' rear-wheel-drive applications and takeover business to supply die-cast and machined components for General Motors' automatic transmission applications.

Fuel Technologies

        Tesma Fuel Technologies products address changing emissions regulations. OEMs need better fuel system permeation and corrosion performance, improved recyclability and enhanced filler pipes and fuel tanks.

        Product launches included a Ford fuel filler pipe assembly, a Volkswagen stainless steel fuel tank and various DaimlerChrysler fuel filler pipes.

Geographic diversification

        With a solid North American foundation, Tesma expanded its European presence and opened manufacturing operations in Italy to produce pulleys and Fiat oil and water pumps. In addition to its oil and water pump facilities in South Korea, Tesma also opened a plant in China to supply Volkswagen automatic belt tensioners.

Expanding Customer Base

        Tesma aims for 15% of sales to New Domestic OEMs by 2006. In early 2004, Tesma acquired auto parts maker Davis Industries Inc. — which sells over one-third of its product to New Domestic OEMs or their Tier 1 suppliers.

Magna International Inc. Annual Report 2003                                                 35

Global Vehicle Content

[PHOTOS]

        Many of the world's bestselling cars, vans, trucks and sport utility vehicles carry Magna-produced components. Magna's average dollar content per vehicle increased in North America and Europe in 2003 as a result of increased market penetration and product diversification.

Average Dollar Content per Vehicle Growth
(U.S. $)

Dollar content per vehicle
$2,000+
Saab/Ford/Mercedes-Benz/BMW

[GRAPHIC LOGO(S)]

Dollar content per vehicle
$750 — $2,000
Chevrolet/Chrysler/Dodge/GMC

[GRAPHIC LOGO(S)]

Dollar content per vehicle
Less than $750
Dodge/Mitsubishi/BMW/Audi/Volkswagen/Honda/Nissan/Ford

[GRAPHIC LOGO(S)]

© 2004 BMW Canada Inc. "BMW" and the BMW logo are registered trademarks, as are the other corporate names and logos. Used with permission.

36                                                 Magna International Inc. Annual Report 2003

[Graphic]
Saab 9[3] Convertible Magna provides the complete vehicle assembly and stampings.	Ford Freestar
Magna manufactures the overhead system, sliding door panels, complete seating system, interior mirror and camera vision system, body cladding, various powertrain components, exterior body panels and welded assemblies.	Mercedes-Benz E-Class 4Matic
		Magna supplies the front and rear fascias, all-wheel-drive system, exterior mirrors, front carpeting, seat structure for the integrated child seat, fuel cap and fuel filler pipe, inside mirror and 4Matic vehicle assembly.	BMW X3 Magna provides the complete vehicle assembly, complete loadspace, ABC pillar trim, carpet, stampings and all-wheel-drive system.
[Graphic]
Chevrolet Equinox Magna supplies the complete seating, latching system, overhead system, instrument panel, console, interior mirror, and exterior components.	Chrysler Minivan
	Magna manufactures the front grille, complete seating system mechanisms, power takeoff module, miscellaneous powertrain components and fold-to-floor seats for the second and third rows.	GMC Canyon Magna supplies the instrument panel, seat tracks, latches, interior mirror, miscellaneous stampings, front and rear door rails, and various powertrain components.	Dodge Magnum Magna manufactures the floor pan, front and rear cradles, front and rear fascias, interior mirror, various powertrain components and exterior body panels.
[Graphic]
Dodge Durango Magna manufactures the full frame assembly, interior mirror and chrome door garnish.	Mitsubishi Galant Magna supplies the complete seating system, fuel tank straps, interior mirrors and window encapsulation.	BMW 5 Series Magna supplies interior trim, exterior and interior mirrors, various gear components and the AWD system.	Audi A8 Magna supplies the front end module, rear fascias, instrument panel, centre console, complete loadspace, rocker panels, fuel cap and fuel filler pipe, exterior mirrors and various stampings.
[Graphic]
Volkswagen Golf Magna supplies the interior mirror, miscellaneous stampings and various powertrain components.	Honda Pilot Magna manufactures the front and rear fascias, interior and exterior mirrors, rear step down pad and front and rear skid garnishes.	Nissan Quest Magna manufactures the interior mirror, window encapsulation, hood latches and window regulators.	Ford F150 Magna supplies the running boards, inside door handles, latches, seat tracks, various stampings & welded assemblies, exterior mirrors, inside mirror and various powertrain components.

Magna International Inc. Annual Report 2003                                                 37

Financial Review and Other Information

Management's Discussion and Analysis	39
Management's Responsibility for Financial Reporting	54
Auditors' Report	54
Significant Accounting Policies	55
Consolidated Statements of Income	58
Consolidated Statements of Retained Earnings	58
Consolidated Statements of Cash Flows	59
Consolidated Balance Sheets	60
Notes to Consolidated Financial Statements	61
Supplementary Financial and Share Information	93
Corporate Directory	95
Corporate and Group Offices	96
Automotive Products and Services Directory	Inside Back Cover

38                                                 Magna International Inc. Annual Report 2003

Management's Discussion and Analysis
February 26, 2004

        All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and content per vehicle, unless otherwise noted. This MD&A should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2003, which are prepared in accordance with Canadian generally accepted accounting principles. Where we say "we", "us", "our" or "Magna", we mean Magna International Inc. and its subsidiaries.

Overview

        We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Mexico, South America and Asia. We supply our products and services through the following global product groups:

Public Subsidiaries

  •
  Decoma International Inc. ("Decoma")

•	exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components
  •
  Intier Automotive Inc. ("Intier")

•	interior and closure components, systems and modules
  •
  Tesma International Inc. ("Tesma")

•	powertrain (engine, transmission, and fuel) components, modules and systems

Wholly Owned Subsidiaries

  •
  Magna Steyr

•	complete vehicle engineering and assembly of low volume derivative, niche and other vehicles; and
•	complete drivetrain technologies.
  •
  Other Automotive Operations

•	Cosma International — stamped, hydroformed and welded metal body systems, components, assemblies and modules
•	Magna Donnelly — exterior and interior mirror, interior lighting and engineered glass systems, including advanced electronics

Highlights

        2003 proved to be another successful year for us. During the year ended December 31, 2003, we posted strong financial results, including:

  •
  Record sales of $15.3 billion;

  •
  Operating income exceeding $1 billion for the first time;

  •
  Net income from continuing operations of $589 million; and

  •
  Diluted earnings per share from continuing operations of $5.91.

        Other significant developments during 2003 and in early 2004 included the following:

  •
  On August 19, 2003, the distribution of 100% of the outstanding shares of MI Developments Inc. ("MID") was approved by our shareholders (the "MID distribution"). MID owns substantially all of what was previously our automotive real estate and our former controlling interest in Magna Entertainment Corp. ("MEC"). On September 2, 2003, we distributed 100% of MID's Class A Subordinate Voting and Class B Shares to our shareholders of record as of the close of business on August 29, 2003 and, as a result, we no longer have any ownership interest in MID or MEC.

  In accordance with recommendations of the Canadian Institute of Chartered Accountants ("CICA"), our results have been restated to reflect the financial results of MEC as discontinued operations. However, because we continue to occupy the automotive real estate under long-term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed as continuing operations in the consolidated financial statements until August 29, 2003.

  •
  During 2003, we successfully launched a number of significant production programs. In North America we launched the Chrysler Pacifica (seats, hydroformed front and rear cradles) and Dodge Durango (hydroformed frame) programs, the Ford Freestar and Mercury Monterey (seats and interior components, Class A and various other stampings) program and the Cadillac SRX (interior integration) program. In Europe we launched the Nissan Micra (cockpit) program and Toyota Avensis (door panels) program.

  In addition, at Magna Steyr in Europe we successfully launched two major assembly programs, the Saab 93 Convertible and the BMW X3 in the third and fourth quarter, respectively.

  •
  2003 proved to be our most successful year in terms of business awards, with over $6 billion awarded. In North America we were awarded the frame for the Ford Explorer program; the transfer case for General Motors' next-generation full-size pick-ups and sport utilities program; and complete seat programs in North America. In Europe, we were awarded metal stampings and sub-assemblies for a French-based OEM and the exterior mirrors for the DaimlerChrysler C-Class and Volkswagen Passat programs.

  •
  These new business awards, along with the significant programs launched in 2003 and launching in 2004, will allow us to continue our historical track record of strong revenue growth, and are expected to provide strong profit growth.

  •
  In association with the award of the transfer case on the General Motors' next-generation full-size pick-ups and sport utilities program, we recently established our seventh group, Magna Drivetrain. Magna Drivetrain will provide highly engineered drivetrain products (transfer cases, balance shafts and other drivetrain components) to customers in North America and Europe and combines the existing Magna Steyr Powertrain business with the new transfer case on the General Motors' next-generation full-size pick-ups and sport utilities program.

  •
  We have significantly strengthened our presence in the Asia Pacific Basin. In Japan, we increased the size of our engineering, program management and sales staff, moving into a larger office in Tokyo. In addition, we established sales and engineering offices in Nagoya, Japan and Seoul, South Korea. Major awards for new business have included an engine module program in South Korea, engineering contracts for seating and interior components in Japan and South Korea and engineering contracts for safety systems and vehicle engineering with several Japanese customers.

Magna International Inc. Annual Report 2003                                                 39

  •
  On January 2, 2004, Tesma completed the acquisition of Davis Industries Inc. ("Davis"). This acquisition increases Tesma's presence in the United States with a product base that is complementary to Tesma's existing transmission product offerings and other stamped components. The total consideration paid for the acquisition of Davis amounted to approximately $75 million, consisting of $45 million paid in cash, and $30 million of assumed debt.

Industry Trends and Risks

        A number of trends have had a significant impact on the global automotive industry in recent years, including:

  •
  increasing pressure by automobile manufacturers on automotive suppliers to reduce their prices;

  •
  globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive component suppliers;

  •
  the evolving role of independent automotive component suppliers and their progression up the "value chain";

  •
  increasing out-sourcing and modularization of vehicle production;

  •
  increasing prevalence of lower volume "niche" vehicles built off high volume global vehicle platforms; and

  •
  growth of North American subsidiaries of foreign-based automobile manufacturers.

        The following are some of the more significant risks and trends relating to the automotive industry that could affect our ability to achieve our desired results:

  •
  An economic downturn could reduce or eliminate our profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand, oil and energy prices and international conflicts.

  •
  Increasing price reduction pressures from our customers could reduce profit margins. In the past, we entered into, and will continue to enter into, long-term supply arrangements with automobile manufacturers, which provide for, among other things, price concessions over the supply term. To date, these concessions have been somewhat offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in both North America and Europe has caused these pricing pressures to intensify. A number of our customers continue to demand additional price reductions beyond existing contractual commitments, which could have an adverse impact on our future profit margins. To the extent that these price reductions are not offset through cost reductions, our future profit margins would be adversely affected.

  •
  We are under increasing pressure to absorb more costs related to product design and engineering and tooling, as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design and engineering and tooling costs that are incurred up to the start of production and recover these costs through increasing the unit price of the particular products. If estimated production volumes are not achieved, the design and engineering and tooling costs incurred by us may not be fully recovered.

  •
  Although we supply parts to most of the leading automobile manufacturers for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles could have an adverse effect on our sales and profit margins.

  •
  Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British pound, the euro or other currencies in which we generate our revenues.

  •
  Our customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The obligation to repair or replace such parts could have a negative impact on our results. We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. We may experience material product liability losses in the future and may incur significant costs to defend such claims. Currently, we have product liability coverage under insurance policies. This coverage will continue until August 2004, subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage may have an adverse effect on our operations and financial condition.

Results of Operations

Accounting Changes

Stock-Based Compensation

        In November 2003, the CICA amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). The revised standard requires the use of the fair value method for all stock-based compensation paid to employees. The revised standard only applies to awards granted after January 1, 2002. As permitted by CICA 3870, effective January 1, 2003, we adopted these new recommendations prospectively without restatement of any comparable period. For awards granted prior to January 1, 2003, we continue to use the intrinsic value method. During 2003, we recorded stock option compensation expense in selling, general and administrative expenses of $4 million, which had a negative impact on diluted earnings per Class A Subordinate Voting or Class B Share of $0.04.

Average Foreign Exchange

	2003	2002	Change
1 Canadian dollar equals U.S. dollars	0.716	0.637	+ 12%
1 euro equals U.S. dollars	1.132	0.946	+ 20%
1 British pound equals U.S. dollars	1.635	1.503	+ 9%

40                                                 Magna International Inc. Annual Report 2003

        The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates impact the reported U.S. dollar amounts of our sales, expenses and income.

        The results of foreign operations are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

        In addition to the impact of movements in exchange rates on translation of foreign operations into U.S. dollars, our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of historical hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate.

        Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results. This MD&A makes reference to the impact of these amounts where relevant.

Sales

	2003	2002	Change
Vehicle Production Volumes
(millions of units)
North America	15.864	16.323	- 3%
Europe	16.428	16.341	+ 1%

Average Dollar Content per Vehicle
North America	$529	$441	+ 20%
Europe	$331	$231	+ 43%

Sales
North American Production	$8,398	$7,200	+ 17%
European Production and Assembly	5,431	3,769	+ 44%
Tooling, Engineering and Other	1,516	1,453	+ 4%

Total Sales	$15,345	$12,422	+ 24%

        Total sales reached a record level in 2003, increasing 24% or $2.9 billion to $15.3 billion.

North American Production Sales

        North American production sales increased 17% or $1.2 billion to $8.4 billion for 2003. This increase in production sales reflects a 20% increase in our North American average dollar content per vehicle, offset in part by a 3% decline in North American vehicle production volumes from 2002.

        In North America, our average dollar content per vehicle grew by 20% or $88 to $529 for 2003 compared to $441 for 2002. The increase relates primarily to: increased content and/or production on several programs, related primarily to the launch of new programs during, or subsequent to the year ended December 31, 2002; an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and the acquisition of Donnelly Corporation ("Donnelly") on October 1, 2002. New programs launched include the Chrysler Pacifica program, the Ford Freestar and Mercury Monterey program, the BMW Z4 program, the Saturn Ion program, the Cadillac SRX program and the Mazda 6 program. Supplementing the new program launches was higher content and/or production on several programs, including the General Motors GMT800 series (full-size pick-up trucks and sport utilities) program. This increase in content was partially offset by the impact of lower volumes on certain high content programs, including the DaimlerChrysler Minivan program, programs that balanced out in 2003, including the DaimlerChrysler LH (300M/Concorde/Intrepid) program and the Ford Ca11 (Lincoln Blackwood) program, and customer price concessions.

European Production and Assembly Sales

        European production and assembly sales increased 44% or $1.7 billion to $5.4 billion for 2003. This increase in sales reflects increases in our European average dollar content per vehicle combined with a 1% increase in European vehicle production volumes from 2002.

        In Europe, our average dollar content per vehicle grew by 43% to $331 for 2003 compared to $231 for 2002. The increase in content reflects higher reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar. Also increasing European content were: the launch of new programs during, or subsequent to, the year ended December 31, 2002, including the launch at Magna Steyr of the Saab 93 Convertible in July 2003 and the BMW X3 in October 2003, the Nissan Micra program, the Toyota Avensis program, the Volkswagen Touareg program, the Porsche Cayenne program and the DaimlerChrysler S, E and C class sequencing program; higher content and/or production on several programs, including the Mini program; and additional sales arising from the acquisition of Donnelly. This increase in content was partially offset by a decrease in sales on the DaimlerChrysler G-Class program and the BMW 3-series program, as well as customer price concessions.

Tooling, Engineering and Other

        Tooling, engineering and other sales continued to be strong at $1.5 billion for 2003, representing an increase of $63 million over 2002. The increase was primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar. The level of tooling, engineering and other sales reflects our continued involvement in new production and assembly programs. In 2003, we completed tooling and engineering on the following programs: Dodge Magnum, Cadillac STS, GMC Canyon, Chevrolet Colorado, Chevrolet Equinox, Cadillac SRX, and Ford Freestar, all in North America; and the Saab 93 Convertible and BMW X3 in Europe.

        Refer also to the sales discussion in "Segments" below.

Magna International Inc. Annual Report 2003                                                 41

Gross Margin

        Gross margin as a percentage of total sales for 2003 was 16.6% compared to 17.3% in 2002. Gross margin as a percentage of sales was negatively impacted by the strengthening of the euro and the British pound, each against the U.S. dollar, since more of our consolidated gross margin was earned in Europe during 2003 compared to 2002 and certain of our European operations operate at margins that are currently lower than our average margin. Also negatively impacting gross margin were the launch of the Saab 93 Convertible and the BMW X3 at Magna Steyr, since the costs of these vehicle assembly contracts are reflected on a full-cost basis in the selling price of the vehicle (see "Magna Steyr" discussion in "Segments" below), the MID distribution which effectively added additional lease expense in the last four months of the year, increased launch costs related to the significant amount of business launched during 2003 and customer price concessions. Partially offsetting these decreases was the positive impact of improved performance and productivity at a number of divisions, cost savings, as well as the relatively unchanged level of tooling, engineering and other sales that earn low or no margins.

Depreciation and Amortization

        Depreciation and amortization costs increased 20% to $505 million for 2003 compared to $422 million for 2002. The increase in depreciation and amortization in 2003 was primarily due to an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, the acquisition of Donnelly, and increased assets employed in the business to support future growth.

Selling, General and Administrative ("SG&A")

        SG&A expenses as a percentage of sales increased to 6.6% for 2003 compared to 6.3% for 2002. SG&A expenses were $1 billion for 2003, up from $780 million for 2002. The increase in SG&A expenses for 2003 relates primarily to: an increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar; additional SG&A expenses as a result of the acquisition of Donnelly; and higher infrastructure costs to support the increase in sales levels, including spending to support launches and new programs.

Impairment Charges

        In accordance with the recommendations of the CICA, we completed our annual impairment review of goodwill in the fourth quarter of 2003. In conjunction with this analysis, and other indicators of impairment, we also assessed the recoverability of our long-lived assets at certain operations. As a result of this analysis, we have recorded impairment charges during 2003 amounting to $17 million. The impairment charges reflect a writedown of fixed assets for certain of Decoma's European operations. During 2002, we recorded impairment charges amounting to $36 million reflecting writedowns of goodwill and fixed assets at certain of Intier's European operations of $4 million and $20 million, respectively, and a $12 million writedown of fixed assets at Tesma's German die-casting facility. These impairment charges reduced diluted earnings per share for 2003 and 2002 by $0.13 and $0.29, respectively.

Operating Income

        Operating income was a record $1.04 billion for 2003 compared to $947 million for 2002. The 10% growth in operating income is the result of higher margins generated from increased sales and lower impairment charges, partially offset by lower equity income and higher SG&A spending and depreciation and amortization expense in 2003.

Other Income (Loss)

        As required by the CICA, we recognized a non-cash impairment loss at the date of the MID distribution equal to the excess of our carrying value of the distributed assets over their fair values on the distribution date. We recorded an impairment loss of $6 million related to certain real estate properties of MID. The impairment evaluation was completed on an individual asset basis for the real estate properties of MID. We also recorded an impairment loss in discontinued operations which was based on an assessment of the fair value of MID's controlling interest in MEC (see "Net Loss from Discontinued Operations — MEC" below).

        In July 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $62 million. We recognized a gain of $13 million from our ownership dilution arising from the issue. Also in July 2002, Decoma issued 451,400 shares of its Class A Subordinate Voting Shares to satisfy its obligations under Decoma's Deferred Profit Sharing Plan. We recognized a gain of $2 million from our ownership dilution arising from the issue. The gains recognized were not subject to income taxes as the issues were completed on a primary basis by each of Tesma and Decoma.

Income Taxes

        Our effective income tax rate on operating income (excluding equity income and other income (loss)) increased to 36.0% for 2003 from 33.9% in 2002. The increase in the effective tax rate is primarily the result of an increase in future income tax rates in Ontario, Canada, resulting in a revaluation of our net future tax liabilities and a future income tax charge of $10 million, as well as impairment charges and losses that have not been tax effected.

Minority Interest

	Net income for the year ended December 31,		Minority interest as at December 31,
	2003	2002	2003	2002
Decoma	$76	$104	26%	31%
Intier	62	50	13%	11%
Tesma	74	56	56%	56%

	$212	$210

42                                                 Magna International Inc. Annual Report 2003

        Minority interest expense increased by $6 million to $72 million for 2003 compared to $66 million for 2002. The increase in minority interest expense is primarily due to higher earnings at Tesma and Intier, coupled with a marginally higher minority interest percentage at Intier offset by lower earnings and minority interest percentage at Decoma. The decrease in minority interest percentage at Decoma is a result of our conversion of Decoma's series 1, 2 and 3 Convertible Series Preferred Shares into 14,895,729 Decoma Class A Subordinate Voting Shares. The increase in the minority interest percentage for Intier is a result of the issuance of Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing plan.

Net Income from Continuing Operations

        For 2003, net income from continuing operations of $589 million increased $19 million or 3% over 2002 net income from continuing operations of $570 million. Included in net income from continuing operations are the following items which have been described above:

	2003	2002	Change
Impairment charges (net of minority interest)	$13	$27
Other loss (income)	6	(15)
Future income tax charge related to tax rate change	10	—

	$29	$12	$17

        Excluding these items, net income from continuing operations increased by $36 million as a result of increases in gross margin of $391 million, partially offset by increases in SG&A spending of $227 million, depreciation and amortization of $83 million, income taxes of $37 million and minority interest of $1 million and a decrease in equity income of $7 million.

Net Loss from Discontinued Operations — MEC

        Net loss from discontinued operations consists of the results of our former controlling interest in MEC. As required by the CICA, we recognized a $68 million non-cash impairment loss at the date of the MID distribution equal to the excess of the carrying value of our investment in MEC over the fair value of MID's controlling interest in MEC on the distribution date.

        In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million, resulting in an $11 million dilution loss on our investment in MEC. In December 2002, MEC completed its annual indefinite life intangible asset impairment analysis, represented by racing licences. In conjunction with this analysis, MEC also assessed the recoverability of its long-lived assets at Great Lakes Downs and Remington Park. As a result of this analysis, MEC recorded impairment charges of $3 million related to racing licences and $15 million relating to fixed assets.

        Excluding the impairment charges and dilution losses, the net loss from discontinued operations was unchanged from 2002.

Earnings per Share

	2003	2002	Change
Earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$5.93	$6.02	-1%
Diluted	$5.91	$5.99	- 1%

Earnings per Class A Subordinate Voting or Class B Share
Basic	$5.23	$5.83	- 10%
Diluted	$5.21	$5.82	- 10%

Average number of Class A Subordinate Voting and Class B Shares outstanding
Basic	95.9	88.7	+ 8%
Diluted	96.3	92.0	+ 5%

        Diluted earnings per share from continuing operations for 2003 were $5.91, a decrease of $0.08 over 2002 diluted earnings per share from continuing operations. The impairment charges, other loss (income) and future income tax charge described above had a negative impact on diluted earnings per share of $0.16. Excluding these items, the remaining $0.08 increase in net income from continuing operations was a result of the increase in net income from continuing operations (excluding the items listed above), offset in part by an increase in the weighted average number of shares outstanding during the year, substantially as a result of the Class A Subordinate Voting Shares issued to acquire Donnelly.

Segments

        Refer to note 29 of our 2003 audited consolidated financial statements, which explains the basis of segmentation. The segments below do not include the results of our discontinued operations.

	2003		2002
	Total Sales	Operating Income	Total Sales	Operating Income
Public Operations
Decoma International Inc.	$2,426	$142	$2,125	$170
Intier Automotive Inc.	4,654	124	3,862	114
Tesma International Inc.	1,102	110	926	83
Wholly Owned Operations
Magna Steyr	2,719	47	1,959	13
Other Automotive Operations	4,591	421	3,643	382
Corporate and Other	(147)	196	(93)	185

	$15,345	$1,040	$12,422	$947

Magna International Inc. Annual Report 2003                                                 43

        The sales amounts in the following segmented discussion are before intersegment eliminations.

Decoma International Inc.

Sales

        Decoma's sales increased by $301 million or 14% to $2.4 billion for 2003. The increase in sales reflects increases in Decoma's North American and European average dollar content per vehicle, and a modest increase in European vehicle production volumes, offset in part by a 3% reduction in North American vehicle production volumes. Decoma's sales also benefited from an increase in tooling, engineering and other sales, primarily related to the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar and to the Ford Escape refresh program in North America and the Volkswagen Golf program in Europe.

        In North America, the increase in Decoma's dollar content per vehicle was primarily attributable to an increase in Decoma's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar and the acquisition of certain of Federal Mogul Corporation's original equipment automotive lighting operations in the second quarter of 2003, offset in part by customer price concessions.

        In Europe, content growth was attributable to: program launches at new facilities in the latter part of 2002 and during 2003, including the Volkswagen Transit Van program, the DaimlerChrysler E-Class 4Matic front end module program and the Volkswagen Golf fascia and front end module programs; and to the increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar.

Operating Income

        Decoma's operating income decreased $28 million or 16% to $142 million for 2003. This decrease is largely attributable to the impairment and restructuring charge recorded in the United Kingdom and in Germany during 2003. In addition, an increase in European operating losses and the impact of foreign exchange losses on U.S. dollar denominated monetary items held in Canada contributed to the decline. North American operating income growth was partially offset by the impact of the changeover of a number of large production programs; lower North American production volumes overall and on certain high content programs; costs associated with the Company's new mould and paint facility currently under construction in the United States; and customer price concessions.

Intier Automotive Inc.

Sales

        Intier's sales increased by $792 million or 21% to $4.7 billion for 2003. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe and a modest increase in European vehicle production volumes, offset in part by a 3% reduction in North American vehicle production volumes, including lower vehicle production volumes on certain of Intier's high content programs. Sales also benefited from a $65 million increase in tooling, engineering and other sales.

        In North America, the increase in Intier's average dollar content per vehicle related primarily to: new product launches during 2002 and 2003, including the complete seats for the Saturn Ion program, the complete seats for the DaimlerChrysler Pacifica program, the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey program, the integration of the complete interior, excluding seats, for the Cadillac SRX program, the seat mechanisms for the Honda Accord and Honda Pilot programs, the door panels for the Chevrolet Malibu program, the cockpit module and seat tracks for the Chevrolet Colorado and GMC Canyon program and window regulators for the DaimlerChrysler Minivan program; an increase in Intier's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; partially offset by increased customer price concessions and lower volumes on certain of Intier's high content programs.

        In Europe, the increase in Intier's average dollar content per vehicle related primarily to: increases in Intier's reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar; new products launched during 2002 and 2003 including the instrument panel and door panels for the Jaguar XJ Series program, door panels for the Toyota Avensis program, the cockpit module for the Nissan Micra program, the complete interior, excluding seats, for the BMW 6-series program, the cargo management system for the BMW X3, and the complete seats for the Volkswagen Portaro.

Operating Income

        Intier's operating income increased $10 million or 9% to $124 million for 2003. This increase is largely attributable to the $24 million non-cash impairment charge recorded in Europe in 2002. Excluding the impact of the impairment charges in 2002, Intier's operating income decreased $14 million. This decrease was primarily attributable to: increased customer price concessions; higher costs associated with new and existing facilities launching new products during 2003 and early in 2004; costs associated with the closure of one of Intier's European divisions; increased depreciation as a result of Intier's continuing investment in capital equipment to support new programs and facilities; increased affiliation fees and SG&A spending associated with the increase in sales; and higher interest costs. These additional costs were partially offset by higher gross margins generated by increased production sales from new program launches, operating improvements at certain facilities and increased reported U.S. dollar operating income as a result of the strengthening of the Canadian dollar against the U.S. dollar.

Tesma International Inc.

Sales

        Tesma's sales increased by $176 million or 19% to $1.1 billion for 2003. The increase in sales reflects an increase in Tesma's average dollar content per vehicle in both North America and Europe and a modest increase in European vehicle production volumes, partially offset by a 3% reduction in North American vehicle volumes.

        In North America, Tesma's content per vehicle increased largely due to the strengthening of the Canadian dollar against the U.S. dollar. Excluding the impact of foreign exchange, Tesma's growth in content per vehicle reflected new program launches and higher volumes on production ramp-ups of other recently-launched programs, including an integrated front cover module for the General Motors High Feature V6 engine, balance shaft assemblies for the General Motors Line 4 and Line 5 engine programs, water pumps, camshaft phasers and housings for General Motors' premium V8 engine, and fuel filler pipe assemblies for DaimlerChrysler's Sebring car and Durango truck programs. In addition, Tesma experienced higher volumes on various programs including: oil pumps and other components supplied for Ford's 5R110 transmission; various products and components supplied to General Motors for their high volume L850 and Gen III engine programs; water pump assemblies supplied for the Honda Accord; and certain tensioner and alternator decoupler programs for Ford, General Motors, Honda and Volkswagen. These increases were partially offset by continued customer price concessions.

44                                                 Magna International Inc. Annual Report 2003

        In Europe, the increase in content per vehicle was a result of: an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; the launch of a fuel filler pipe assembly for Ford's high volume C1 (Focus) program in the third quarter of 2003; higher volumes on other programs launched during 2003, including drive belt tensioners and other components for Volkswagen, General Motors and DaimlerChrysler and stainless steel fuel tank assemblies for the Volkswagen PQ34 program; increased volumes on fuel tank assemblies for Volvo's P2X and Audi's D3 programs and on the rear-axle crossover component supplied to DaimlerChrysler; and a stronger demand for service parts.

Operating Income

        Tesma's operating income increased by $27 million or 33%, to $110 million for 2003. Part of the increase in operating income can be attributed to the $12 million writedown of capital and other long-lived assets recorded in the fourth quarter of 2002. The remaining $15 million increase in operating income is the result of a higher gross margin generated by increased sales and improved capacity utilization, labour efficiencies and production efficiencies at certain facilities. These increases were partially offset by continued customer price concessions, increased costs incurred to support new business, higher depreciation charges and SG&A spending as Tesma continues to grow and invest for new business, and increased affiliation fees, all of which were significantly impacted by a strengthening of the Canadian dollar and euro, each against the U.S. dollar.

Magna Steyr

Sales

        Magna Steyr's sales increased by 39% or $760 million to $2.7 billion for 2003. The increase in sales was due to an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar, an increase in assembly sales, including the launches of the Saab 93 Convertible and BMW X3 programs in 2003 and an increase in the sales of the Drivetrain operations.

        During 2003, Magna Steyr assembled the Mercedes E-Class 4X2 and E-Class 4Matic, the Mercedes G-Class, the Chrysler Voyager, the Chrysler Jeep Grand Cherokee, the Saab 93 Convertible and the BMW X3 vehicles, whereas in 2002, Magna Steyr assembled the Mercedes E-Class 4X2 and E-Class 4Matic, the Mercedes G-Class, the Chrysler Voyager, the Chrysler Jeep Grand Cherokee and the Mercedes M-Class vehicles. During 2003, Magna Steyr launched the new versions of the E-Class 4X2 and E-Class 4Matic, which resulted in lower volumes for these vehicles during the transition period than in the comparable period in 2002. During the third quarter of 2003, the Saab 93 Convertible was launched and during the fourth quarter of 2003, the BMW X3 was launched.

        Magna Steyr's vehicle assembly volumes for 2003 and 2002 were as follows:

Vehicle Assembly Volume (Units)	2003	2002	Change
Full-Costed
E-Class	23,630	25,813	- 8%
G-Class	7,146	9,075	- 21%
Saab 9[3]	9,728	—	n/a
BMW X3	8,770	—	n/a

	49,274	34,888	+ 41%
Value-Added
Voyager	39,835	14,737	+ 170%
Jeep	29,698	30,398	- 2%
M-Class	—	12,279	- 100%

	69,533	57,414	+ 21%

	118,807	92,302	+ 29%

        The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble Mercedes E-Class and G-Class, Saab 93 Convertible and BMW X3 vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble Voyager, Jeep and M-Class vehicles are accounted for in this manner.

        Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

        Assembly and engineering sales, as reported in U.S. dollars, increased $711 million in 2003 to $2,377 million. The increase in assembly and engineering sales was primarily due to an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar. Excluding the effect of foreign currency translation, assembly and engineering sales increased as a result of a 41% increase in the assembly volumes of full-cost vehicles in 2003 over 2002, including assembly of the Saab 93 Convertible and the BMW X3. Assembly and engineering sales also increased as a result of a 21% increase in value-added assembly volumes in 2003 over 2002.

Magna International Inc. Annual Report 2003                                                 45

        Sales at Magna Steyr's Drivetrain operations increased by $44 million to $415 million for 2003. Excluding the effect of translation, Drivetrain sales decreased in both North America and Europe as a result of both lower volumes on the Pontiac Aztek program and lower all-wheel-drive installation rates on the Buick Rendezvous program. These decreases in sales were partially offset by an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

Operating Income

        Magna Steyr's operating income increased by $34 million to $47 million for 2003. The increase in operating income is a result of the launch of several new programs during 2003, including the Saab 93 Convertible and BMW X3 assembly programs, improved performance at Magna Steyr's Drivetrain and engineering facilities in Austria as well as an increase in reported U.S. dollar operating income as a result of the strengthening of the euro against the U.S. dollar, partially offset by launch costs incurred with respect to the launch of the new Mercedes E-Class 4Matic program, operational inefficiencies with respect to the S-Class, E-Class and C-Class programs and planning and engineering costs associated with the newly awarded transfer case on the General Motors' next-generation full-size pick-ups and sport utilities program.

Other Automotive Operations

Sales

        Our Other Automotive Operations' sales increased by 26% or $948 million to $4,591 million for 2003. The increase in sales reflects increases in the segment's North American and European average content per vehicle and a modest increase in European vehicle production volumes, offset in part by a 3% reduction in North American vehicle production volumes. The increase in production sales was partially offset by a $28 million decrease in tooling and other sales.

        In North America, the increase in content is primarily the result of the acquisition of Donnelly, an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar and continued strong volumes on certain high content programs.

        In Europe, the increase in average content per vehicle is primarily the result of the acquisition of Donnelly, an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar and an increase in stamping sales in our Cosma operations.

Operating Income

        Our Other Automotive Operations' operating income increased 10% or $39 million to $421 million for 2003. The increase in operating income is primarily the result of: higher gross margin generated by higher sales; the acquisition of Donnelly; and the termination of the Ford Ca11 (Lincoln Blackwood) program in 2002, which generated operating losses in 2002. These increases were partially offset by: incremental launch costs; restructuring costs associated with the closure of a plant in North America; costs associated with establishing new plants in preparation for the launch of newly awarded business; customer price concessions; higher reported U.S. dollar depreciation and amortization expense; and SG&A spending partially due to the strengthening of the Canadian dollar against the U.S. dollar.

Corporate and Other

        Corporate and Other operating income of $196 million for 2003 increased 6% or $11 million from 2002. The increase was primarily the result of additional affiliation fee income earned as a result of higher sales, offset in part by an increase in SG&A spending and lower intercompany interest income.

Financial Condition, Liquidity and Capital Resources

Cash Flow from Operations

	2003	2002	Change
Net income from continuing operations	$589	$570
Items not involving current cash flows	699	554

	$1,288	$1,124	$164
Changes in non-cash working capital	(82)	249
Increase in deferred revenue	10	68

Cash provided from operating activities	$1,216	$1,441	$(225)

        Overall, cash provided from operating activities for 2003 was $1,216 million as compared to cash provided from operating activities of $1,441 million for 2002, a decrease of $225 million.

        Cash flow from operations before changes in non-cash working capital and deferred revenue increased by $164 million over 2002 to $1.3 billion for 2003. Cash flow from operations increased as a result of the $19 million increase in net income from continuing operations as described above and a $145 million increase in non-cash items, including an $83 million increase in depreciation and amortization, a $45 million increase in future taxes, a $25 million increase in equity income and other, a $5 million decrease in net gains on sales and issues of securities by subsidiaries and a $6 million increase in minority interest, offset in part by a $19 million decrease in non-cash impairment charges.

        Cash invested in non-cash working capital for 2003 amounted to $82 million, which was primarily attributable to a $140 million increase in accounts receivable and a $37 million increase in inventory, partially offset by a $162 million increase in accounts payable and accrued liabilities, principally as a result of the increase in sales, including the launch of the Saab 93 Convertible and BMW X3 programs. Also contributing to the investment in non-cash working capital was a $21 million increase in prepaid expenses and other and a $46 million decrease in income taxes payable.

Capital and Investment Spending

	2003	2002	Change
Fixed assets, investments and other additions	$(1,011)	$(991)
Purchases of subsidiaries	(41)	11
Proceeds from disposals	50	27

Cash used in investing activities	$(1,002)	$(953)	$(49)

46                                                 Magna International Inc. Annual Report 2003

        We invested $801 million in fixed assets in 2003. While moderate investments were made to refurbish or replace assets consumed in the normal course and for productivity improvements, most of the investment was for component manufacturing, painting and assembly equipment and facilities for programs launching in 2003 and future years including the following major programs: the Dodge Magnum, Chevrolet Equinox, Chevrolet Cobalt, Pontiac Pursuit, Ford Freestar and Mercedes M-Class in North America; and the DaimlerChrysler A-Class, Mini Convertible, BMW X3, Saab 93 Convertible, Audi A6 and Volkswagen Golf in Europe.

        We invested $210 million in other assets in 2003 which represents a $45 million payment made in escrow for the purchase of Davis (see "Subsequent Events" below), $117 million invested in other assets which includes planning costs for the Saab 93 Convertible and BMW X3 programs at Magna Steyr and additional spending of $48 million of long-term tooling receivables primarily related to the Mercedes M-Class tooling program.

        For 2003, proceeds from disposals were $50 million, reflecting proceeds from normal course fixed and other asset disposals and proceeds received on maturity of commercial investments held to partially fund certain Austrian lump sum termination and long service payment arrangements.

Financing

	2003	2002	Change
Issues of debt	$115	$36
Repayments of debt	(42)	(165)
Issues of subordinated debentures by subsidiary	66	—
Repayments of debentures' interest obligations	(6)	(13)
Preferred Securities distributions	(26)	(24)
Issues of Class A Subordinate Voting Shares	42	19
Issues of shares by subsidiaries	16	66
Repurchase of Class A Subordinate Voting Shares	—	(2)
Dividends paid to minority interests	(16)	(14)
Dividends	(147)	(119)

Cash provided from (used in) financing activities	$2	$(216)	$218

        The issues of debt are primarily the result of borrowings from a customer's finance subsidiary (see "Capital and Investment Spending" above). These borrowings, which totaled approximately $80 million during 2003 and $26 million in 2002, were advanced to Magna Steyr to partially cover the planning costs that were incurred related to recently launched assembly programs.

        The repayments of debt in 2003 reflect ordinary course term debt payments (see "Contractual Obligations" below). The repayments of debt in 2002 include $98 million of repayments on bank indebtedness in addition to ordinary term debt payments.

        In March 2003, Decoma issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures, which mature on March 31, 2010.

        During 2003, we issued $42 million in Class A Subordinate Voting Shares on the exercise of stock options compared to $19 million for 2002.

        The issue of shares by our subsidiaries in 2003 is comprised primarily of the issue of $5 million of Decoma Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing plan and the issue of $7 million in Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing plan. The issue of shares by subsidiaries in 2002 is comprised primarily of the July 2002 Tesma public offering of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of approximately $62 million.

        Dividends in 2003 were $149 million, including $19 million with respect to the MID distribution, which represents the amount of cash held by MID as at August 29, 2003. Cash dividends paid during 2003 were $1.36 per Class A Subordinate Voting or Class B Share, aggregating $130 million. These payments relate to dividends declared in respect of the three month periods ended September 30, 2003, June 30, 2003 and March 31, 2003 and December 31, 2002. The increase in dividends paid for 2003 compared to 2002 is due to the increase in the aggregate number of Class A Subordinate Voting and Class B Shares outstanding arising from the issue of Class A Subordinate Voting Shares on the acquisition of Donnelly, on the exercise of stock options subsequent to the third quarter of 2002 and on the redemption of our 4.875% Convertible Subordinated Debentures in June of 2002.

Financing Resources

	2003	2002	Change
Liabilities
Bank indebtedness	$298	$223
Long-term debt due within one year	35	36
Long-term debt	267	248
Debentures' interest obligation	41	39
Minority interest	626	410

	1,267	956
Shareholders' equity	4,930	5,421

Total capitalization	$6,197	$6,377	$(180)

        Total capitalization decreased in 2003 primarily as a result of the MID distribution. We recorded a reduction of shareholders' equity of $1,492 million, representing our net investment in MID, after the impairment charges described above, plus costs related to the distribution. The distribution was structured as a return of stated capital on the Class A Subordinate Voting and Class B Shares of $939 million and $1 million, respectively. The remaining reduction in shareholders' equity has been recorded as a charge to retained earnings of $552 million. Partially offsetting this reduction in equity was the increase in retained earnings as a result of net income less dividends paid to Class A and Class B shareholders, and an increase in the currency translation adjustment. The increase in liabilities is primarily the result of increased minority interest.

        During 2003, our cash resources increased by $407 million to $1.5 billion. In addition to our cash resources, we had unused and available operating lines of credit of $266 million and term lines of credit of $585 million. Of such amounts, our wholly owned operations had cash of $1.0 billion and unused and available operating and term credit facilities of $232 million at December 31, 2003, while our publicly traded operations had cash of $476 million and unused and available operating and term credit facilities of $619 million at December 31, 2003.

        In addition to the above unused and available financing resources, we sponsor a tooling finance program for tooling suppliers to finance tooling under construction for use in our operations. The maximum facility amount is Cdn$100 million. As at December 31, 2003, Cdn$57 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on our consolidated balance sheet.

Magna International Inc. Annual Report 2003                                                 47

Maximum Number of Shares Issuable

        As of February 27, 2004, the following of our securities were issued and outstanding:

Class A Subordinate Voting Shares	95,389,868
Class B Shares (i)	1,096,509
Stock options (ii)	2,964,100

(i)
Each Class B Share is convertible at the option of the holder, at any time, into one Class A Subordinate Voting Share.

(ii)
Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to our 1987 Incentive Stock Option Plan, as amended.

        The above amounts exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures and Preferred Securities on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures and Preferred Securities.

        On August 6, 2003, we announced that the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") had accepted notices of our intention to purchase for cancellation and/or for purposes of our long-term retention (restricted share) program up to 3 million of our Class A Subordinate Voting Shares, representing less than 5% of our issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid effected through the facilities of the TSX. All purchases of Class A Subordinate Voting Shares are made at the market price at the time of purchase in accordance with the by-laws, rules and policies of the TSX, subject to a maximum aggregate expenditure of $200 million. The actual number of Class A Subordinate Voting Shares and the timing of any purchases are determined by us. We will not purchase any of our Class B Shares pursuant to the bid.

Contractual Obligations and Off-Balance Sheet Financing

        At December 31, 2003, we had contractual obligations requiring annual payments as follows:

	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Operating leases with MID	$127	$253	$249	$926	$1,555
Operating leases with third parties	103	164	120	138	525
Long-term debt	35	100	40	127	302
Debentures' interest obligation	6	14	16	5	41
Purchase obligations (i)	—	—	—	—	—

Total contractual obligations	$271	$531	$425	$1,196	$2,423

(i)
We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business.

        In addition to the above, our obligations with respect to employee future benefit plans, which have been actuarially determined, were $207 million at December 31, 2003. These obligations are broken down as follows:

	Pension Liability	Retirement Liability	Termination and Long Service Arrangements	Total
Projected benefit obligation	$252	$61	$122	$435
Less plan assets	164	—	—	164

Unfunded amount	88	61	122	271
Unrecognized past service costs and actuarial losses	24	27	13	64

Amount recognized in other long-term liabilities	$64	$34	$109	$207

        Our off-balance sheet financing arrangements are limited to operating lease contracts.

48                                                 Magna International Inc. Annual Report 2003

        The majority of our facilities are subject to operating leases with MID or with third parties. Total operating lease payments for these facilities totaled $82 million for 2003, including $38 million paid to MID for the period subsequent to August 28, 2003. Operating lease commitments in 2004 for facilities leased from MID and third parties are expected to total $127 million and $49 million, respectively.

        Most of our existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures, other than for new equipment.

        We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment totaled $54 million for 2003, and are expected to total $54 million in 2004.

        Although our consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced, resulting in lease commitments being sustained at current levels, or we will incur capital expenditures to acquire equivalent capacity.

        Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $95 million since we have a legal right of set-off of our long-term receivable against such borrowings and intend to settle the related amounts simultaneously.

Foreign Currency Activities

        Our North American operations negotiate sales contracts with North American OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations use the U.S. dollar as the functional currency.

        Our European operations negotiate sales contracts with European OEMs for payment principally in euros and British pounds. The European operations' material, equipment and labour are paid for principally in euros and British pounds.

        We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage the foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, or the British pound, could affect our results of operations (as discussed throughout this MD&A).

Return on Investment

        An important financial ratio that we use across all of our operating units to measure return on investment is return on funds employed. Return on funds employed from continuing operations ("ROFE") is defined as operating income less interest income or expense divided by the average funds employed for the past year. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash working capital. Non-cash working capital is defined as the sum of accounts receivable, inventory and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities and income taxes payable.

        ROFE for 2003 was 19.9%, a decrease from 20.9% for 2002. ROFE was negatively impacted by the substantial investment in launches during 2003, which require infrastructure costs in advance of revenues and profits, the acquisition of Donnelly, the operations of which currently generate ROFE that is lower than our consolidated average ROFE, and the strengthening of the euro and British pound each against the U.S. dollar, since a larger proportion of operating income was earned in Europe, and European operations in aggregate generate ROFE that is lower than our consolidated average ROFE. Partially offsetting these decreases was the impact of the MID distribution, since MID generated ROFE below our consolidated average ROFE. The MID distribution positively impacted our ROFE in the fourth quarter of 2003 and this positive impact is expected to continue going forward.

Related Parties

        Mr. Stronach, our Chairman of the Board and Interim President, and three members of his family are trustees of the Stronach Trust. The Stronach Trust controls us through the right to direct the votes attaching to 66% of our Class B Shares and also controls MID through the right to direct the votes attaching to 66% of MID's Class B Shares. We lease various land and buildings used in our operations from MID under operating lease agreements which we effected on normal commercial terms. Lease expense included in the consolidated statements of income with respect to MID for the period from August 29, 2003 to December 31, 2003 was $38 million. Prior to the MID distribution on August 29, 2003, lease expense paid to MID was eliminated on consolidation. Included in accounts receivable are trade amounts due from MID and its subsidiaries in the amount of $1 million at December 31, 2003. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $21 million at December 31, 2003.

        We have agreements with an affiliate of the Chairman of the Board for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to 2003 and 2002 was $36 million and $33 million, respectively.

        Certain trusts exist to make orderly purchases of our shares for transfer to the employee equity and profit participation plan or to recipients of either bonuses or rights to purchase such shares from the trusts. During 2003 and 2002, these trusts borrowed up to $29 million and $50 million, respectively, from us to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2003 and December 31, 2002, the trusts' indebtedness to us was $18 million and $28 million, respectively.

        Investments include $2 million at December 31, 2003 and 2002, at cost, in respect of an investment in a company that was established to acquire our shares for sale to employees.

Magna International Inc. Annual Report 2003                                                 49

        We have an access agreement with MEC for the use of their golf course and clubhouse meeting, dining and other facilities in Aurora, Ontario and in Oberwaltersdorf, Austria. The agreement for the Ontario facilities expired on December 31, 2003 and the agreement for the Austrian facilities expires on March 1, 2004. The expense included in the consolidated statements of income with respect to MEC for the period from August 29, 2003 to December 31, 2003 was $2 million.

Subsequent Events

        On January 2, 2004, Tesma completed the acquisition of Davis. Davis produces stamped powertrain components and assemblies at three manufacturing facilities in the United States. For the fiscal year ended September 30, 2003, Davis reported sales of approximately $130 million. The total consideration for the acquisition of Davis amounted to approximately $75 million, consisting of $45 million paid in cash and $30 million of assumed debt. On December 31, 2003, Tesma deposited the $45 million cash payment into an escrow account to be released on closing.

Critical Accounting Policies

        Our discussion and analysis of our results of operations and financial position is based upon the consolidated financial statements, which have been prepared in accordance with Canadian GAAP. Note 30 to our audited consolidated financial statements sets out the material differences between Canadian and U.S. GAAP. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. On an ongoing basis, we evaluate our estimates. However, actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

Revenue Recognition

[a] Separately Priced Tooling and Engineering Service Contracts

        With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a separately priced contract with the OEM for related tooling costs. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the separately priced tooling to the OEM pursuant to a separate tooling purchase order.

        In the case of Magna Steyr, such multiple element arrangements with OEMs also include providing separately priced engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, Magna Steyr sells the separately priced engineering services to the OEM prior to the commencement of subsequent assembly or production activities. Magna Steyr also provides similar engineering services to OEMs on a stand-alone basis where Magna Steyr does not provide subsequent assembly or production activities.

        Revenues and cost of sales from separately priced tooling and engineering service contracts are presented on a gross basis in the consolidated statements of income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all separately priced engineering service and tooling contracts have been recorded on a gross basis.

        Revenues from separately priced tooling and engineering service contracts are recognized substantially on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in installments or in fixed amounts per vehicle based on forecasted assembly volumes. In the event that actual assembly volumes are less than those forecasted, a reimbursement for any shortfall will be made annually.

        Tooling and engineering contract prices are generally fixed; however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

        For U.S. GAAP purposes, we report a U.S. GAAP difference with respect to separately priced in-house tooling and engineering service contracts provided in conjunction with subsequent production or assembly services. Based on the detailed requirements of the United States Securities and Exchange Commission's Staff Accounting Bulletin No. 101, we concluded that revenues and cost of sales on such activities should be deferred and amortized on a gross basis over the subsequent production or assembly program for U.S. GAAP purposes.

        The Emerging Issues Task Force ("EITF") recently issued EITF 00-21, "Accounting for Revenue Arrangements With Multiple Deliverables". In addition, the CICA recently issued Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables". These abstracts provide guidance on accounting by a vendor for arrangements involving multiple deliverables. They specifically address how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and they also address how consideration should be measured and allocated to the separate units of accounting in the arrangement. These abstracts are effective for revenue arrangements entered into by us on or after January 1, 2004. We continue to evaluate the impact, if any, of these pronouncements on our consolidated financial statements.

50                                                 Magna International Inc. Annual Report 2003

[b] Contracts to Provide Vehicle Modules

        Modularization, where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM's vehicle assembly plant, is a growing trend in the automotive industry. The principal modular systems in our product areas are interior systems and front end modules. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of: primary responsibility for providing the module to the OEM; responsibility for styling and/or product design specifications; latitude in establishing sub-supplier pricing; responsibility for validation of sub-supplier part quality; inventory risk on sub-supplier parts; exposure to warranty; exposure to credit risk on the sale of the module to the OEM; and other factors.

        To date, revenues and cost of sales on our module contracts have been reported on a gross basis.

Amortized Engineering and Customer Owned Tooling Arrangements

        We incur pre-production engineering research and development ("ER&D") costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of subsequent related parts production piece price amounts, as incurred unless a contractual guarantee for reimbursement exists.

        In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece-price amount for, subsequent related parts production unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancelable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.

        ER&D and customer-owned tooling costs capitalized in "Other assets" are amortized on a units of production basis over the related parts production long-term supply agreement.

Impairment of Goodwill, Intangibles and Other Long-lived Assets

        Goodwill and indefinite life intangibles are subject to an annual impairment test or more frequently when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit or indefinite life intangible below its carrying value.

        We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses or a decision to dispose of, or otherwise change the use of, an existing fixed or other long-lived asset. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

        We believe that accounting estimates related to goodwill, intangible and other long-lived asset impairment assessments are "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported on our consolidated balance sheet.

Asset Retirement Obligations

        For U.S. GAAP purposes, we adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143") on January 1, 2003. This standard requires us to estimate and accrue for the present value of our obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time we expect to vacate the premises resulting in both depreciation and interest charges in the consolidated income statement.

        For Canadian GAAP purposes, similar accounting requirements became effective on January 1, 2004. The adoption of these requirements is expected to result in the cumulative effect of an accounting change of $8 million being recognized by us as a charge to opening retained earnings, as well as increases in other long-term liabilities of $20 million, fixed assets of $9 million, and future tax assets of $3 million.

Future Income Tax Assets

        At December 31, 2003, we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $136 million and $43 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to our German, Austrian and U.S. operations.

        We evaluate quarterly the realizability of our future tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. We have, and we continue to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits.

        At December 31, 2003, we had gross income tax loss carryforwards of approximately $348 million, which relate to operations in the United Kingdom, Ireland, Belgium, Germany, Italy, Spain and Poland, the tax benefits of which have not been recognized in our consolidated financial statements. Of the total losses, $130 million expire between 2004 and 2018 and the remainder have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, our earnings will benefit from these loss carryforward pools.

Magna International Inc. Annual Report 2003                                                 51

Employee Benefit Plans

        The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are included in Note 19 to our audited consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and, therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense. At December 31, 2003, we have uncrecognized past service costs and actuarial experience losses of $64 million that will be amortized to future employee benefit expense over the expected average remaining service life of employees.

New Accounting Pronouncements

        Refer to Note 30 [o] of our audited consolidated financial statements for a detailed discussion related to new accounting standards which have not yet been adopted due to delayed effective dates.

Commitments and Contingencies

        From time to time, we may be contingently liable for litigation and other claims. Refer to Note 28 of our audited consolidated financial statements, which describe these claims.

Selected Annual Consolidated Financial Data

        The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2003, which are prepared in accordance with Canadian GAAP.

	2003	2002	2001
Income Statement Data
Sales	$15,345	$12,422	$10,507
Net income from continuing operations	$589	$570	$575
Net income	$522	$554	$579
Earnings per Class A Subordinate Voting or Class B Share from Continuing Operations
Basic	$5.93	$6.02	$6.52
Diluted	$5.91	$5.99	$6.16
Earnings per Class A Subordinate Voting or Class B Share
Basic	$5.23	$5.83	$6.55
Diluted	$5.21	$5.82	$6.20
Cash dividends paid per Class A Subordinate Voting or Class B Share	$1.36	$1.36	$1.36

Financial Position Data
Working capital	$1,936	$1,433	$1,313
Total assets	$9,816	$10,153	$7,901
Net cash:
Cash and cash equivalents	$1,528	$1,121	$832
Bank indebtedness	(298)	(223)	(308)
Long-term debt (including portion due within one year)	(302)	(284)	(278)
Debentures' interest obligation	(41)	(39)	(46)

Net cash	$887	$575	$200

        Changes in the data from 2002 to 2003 are explained elsewhere in this MD&A. The decrease in total assets is a result of the reduction in assets of approximately $2.5 billion associated with the MID distribution. Partially offsetting this reduction is the growth in total assets as the result of our strong financial performance, the increase in the U.S. dollar reported amounts of our assets as a result of the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar and the acquisition of Donnelly.

        In 2002, total sales increased 18% or $1,915 million. This increase in sales reflects increases in average dollar content per vehicle in both North America and Europe and a 6% increase in vehicle production volumes in North America, offset in part by a 1% decrease in European vehicle production volumes. The increase in average dollar content per vehicle was the result of the launch of new programs in both North America and Europe during, or subsequent to, 2001, increased content and/or production on several programs and an increase in reported U.S. dollar sales in Europe due to the strengthening of the euro against the U.S. dollar. Net income from continuing operations decreased from 2001 to 2002, primarily as a result of $53 million of dilution gains being recorded in 2001 while only

52                                                 Magna International Inc. Annual Report 2003

        $15 million of dilutions gains were recorded in 2002. Excluding these dilution gains, net income from continuing operations increased primarily as a result of higher gross margins generated by higher sales, and increases in net interest income and equity income, offset in part by increases in SG&A spending and depreciation and amortization. Basic and diluted earnings per share were both negatively affected by the increase in weighted average number of shares outstanding as a result of the acquisition of Donnelly.

Selected Quarterly Consolidated Financial Data

        The following selected consolidated financial data has been prepared in accordance with Canadian GAAP.

	For the three month period ended
	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003
Sales	$3,496	$3,660	$3,566	$4,623
Net income from continuing operations	$154	$173	$122	$140
Net income	$161	$173	$48	$140
Earnings per Class A Subordinate Voting or Class B Share from Continuing Operations
Basic	$1.57	$1.75	$1.22	$1.39
Diluted	$1.57	$1.75	$1.21	$1.38
Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.64	$1.75	$0.45	$1.39
Diluted	$1.64	$1.75	$0.44	$1.38

	For the three month period ended
	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002
Sales	$2,872	$3,145	$2,962	$3,443
Net income from continuing operations	$139	$169	$138	$124
Net income	$153	$159	$132	$110
Earnings per Class A Subordinate Voting or Class B Share from Continuing Operations
Basic	$1.56	$1.77	$1.48	$1.26
Diluted	$1.49	$1.75	$1.46	$1.25
Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.73	$1.64	$1.41	$1.10
Diluted	$1.65	$1.63	$1.40	$1.10

Forward-Looking Statements

        The contents of this Annual Report (including the MD&A) contains statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Any such forward-looking statements are based on our assumptions and analyses made in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; the impact of financially distressed sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain vehicle product lines; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the Securities and Exchange Commission, as renewed from time to time. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. We expressly disclaim any intention and undertake no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

Magna International Inc. Annual Report 2003                                                 53

Management's Responsibility for Financial Reporting

        Magna's management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles.

        Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by the independent auditors and approved by the Board of Directors of the Company.

        Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

        The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

        The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards on behalf of the shareholders. The Auditors' Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

Vincent Galifi	Patrick W.D. McCann
Executive Vice-President and Chief Financial Officer	Controller
Toronto, Canada, February 26, 2004.

Auditors' Report

        To the Shareholders of Magna International Inc.

        We have audited the consolidated balance sheets of Magna International Inc. as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

        As described in note 2 to these consolidated financial statements, the Company changed its accounting policy for stock-based compensation.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada, February 26, 2004

54                                                 Magna International Inc. Annual Report 2003

Significant Accounting Policies

Basis of presentation

Magna designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Mexico, South America and Asia.

The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles ["Canadian GAAP"]. These principles are also in conformity, in all material respects, with United States generally accepted accounting principles ["U.S. GAAP"], except as described in note 30 to the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"], some of which have a minority interest. The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

Foreign currency translation

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year.

Exchange gains or losses on translation of the Company's net investment in these operations are deferred as a separate component of shareholders' equity.

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction, as a result of capital transactions, in the Company's net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transaction.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and net realizable value.

Investments

The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements pursuant to local tax laws [note 19]. The government securities are recorded at amortized cost.

Fixed assets

Fixed assets are recorded at historical cost which includes acquisition and development costs. Development costs include direct construction costs, interest capitalized on construction in progress and land under development and indirect costs wholly attributable to development.

Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment.

Costs incurred in establishing new facilities which require substantial time to reach commercial production capability are expensed as incurred.

Long-lived assets

The Company assesses long-lived assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value.

Goodwill

Effective January 1, 2002, goodwill is no longer amortized and is subject to an annual impairment test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of goodwill is determined using the estimated discounted future cash flows of the reporting unit.

Prior to January 1, 2002, goodwill was generally amortized over 20 years and in all cases amortization did not exceed 40 years.

Other assets

Effective January 1, 2002, the Company adopted the non-amortization and impairment rules for intangible assets which meet the criteria for indefinite life. Under the new rules, intangible assets which meet the criteria for indefinite life are no longer amortized and are subject to an annual impairment test. Indefinite life intangible asset impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Impairment is assessed based on a comparison of the fair value of an indefinite life intangible to its carrying value. Prior to January 1, 2002, amortization of racing licenses within discontinued operations was provided on a straight-line basis over 20 years.

Magna International Inc. Annual Report 2003                                                 55

Other assets include long-term receivables, which represent the recognized sales value of design and engineering services and tooling provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts, in instalments or in fixed amounts per vehicle based on forecasted assembly volumes. In the event that actual assembly volumes are less than those forecasted, a reimbursement for any shortfall will be made annually. The fixed receivable amount per vehicle may include an interest component for extended payment terms that will be accrued over time between the beginning of the production period and the collection date.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

Subordinated debentures

The Company's subordinated debentures are recorded in part as debt and in part as shareholders' equity.

The debt component consists of the present value of the future interest payments on the subordinated debentures to maturity that must be paid in cash and is presented as debentures' interest obligation. Interest on the debt component is accrued over time and recognized as a charge against income.

The equity component includes the present value of the principal amount and future interest payments of the subordinated debentures which can be satisfied by issuing Class A Subordinate Voting Shares at the option of the issuer. This amount will be accreted to the face value of the subordinated debentures over the term to maturity through periodic charges, net of income taxes, to retained earnings.

In addition, in the case of the convertible subordinated debentures, the equity component also included the value of the holders' option to convert the convertible subordinated debentures into Class A Subordinate Voting Shares. The holders' conversion options are valued using a residual value approach.

Each of the above equity components are included in other paid-in capital in shareholders' equity, except for the equity component of subordinated debentures issued by the Company's subsidiaries, which is included in minority interest.

Preferred Securities

Preferred Securities are included in shareholders' equity and financing charges, net of income taxes, on the Preferred Securities are accrued over time and charged directly to retained earnings.

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers depending on contractual terms], and acceptance by, customers.

Revenues from separately priced engineering services and tooling contracts are generally recognized on a percentage of completion basis. In addition, revenues are recognized on a percentage of completion basis in respect of design and engineering services provided to customers under certain long-term contracts [see "Other assets" under "Significant Accounting Policies"].

Revenue and cost of sales, including amounts from separately priced engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis.

Preproduction costs related to long-term supply agreements

Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent related vehicle assembly or parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent related parts production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Costs deferred in the above circumstances are amortized on a units of production basis to cost of goods sold over the anticipated term of the supply agreement.

Government financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances, which are accounted for as a reduction of income tax expense. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

56                                                 Magna International Inc. Annual Report 2003

Research and development

Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery.

Income taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock-based compensation

Effective January 1, 2003, the Company prospectively adopted the fair value method for recognizing compensation expense for stock options granted under its Incentive Stock Option Plan (the "Option Plan"). Under the prospective method of adoption, compensation expense is recognized for stock options granted, modified, or settled after January 1, 2003 based upon the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as compensation expense in selling, general and administrative expense and contributed surplus.

No compensation expense is recognized for stock options granted under the Option Plan that were awarded prior to 2003. For stock options granted during 2002, pro forma net income and earnings per share disclosure showing the impact of fair value accounting is included in note 23.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions are used, stock-based compensation expense could be significantly impacted.

The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise.

Earnings per Class A Subordinate Voting or Class B Share

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income less financing charges on Preferred Securities and other paid-in capital, and the foreign exchange losses on the redemption of the Convertible Subordinated Debentures [note 8] using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

Diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all the convertible subordinated debentures been exercised or converted into Class A Subordinate Voting Shares at the beginning of the year, or date of issuance, if later. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method. Under the treasury stock method:

  •
  the exercise of options is assumed to be at the beginning of the period [or at the time of issuance, if later];

  •
  the proceeds from the exercise of options, and the amount of compensation expense measured but not yet recognized in income, are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and

  •
  the incremental number of Class A Subordinate Voting Shares [the difference between the number of shares assumed issued and the number of shares assumed purchased] is included in the denominator of the diluted earnings per share computation.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Magna International Inc. Annual Report 2003                                                 57

Consolidated Statements of Income / Magna International Inc.

[U.S. dollars in millions, except per share figures]

	Years ended December 31,
	Note	2003	2002	2001
			[restated — note 3]
Sales		$15,345	$12,422	$10,507

Costs and expenses
Cost of goods sold		12,805	10,273	8,588
Depreciation and amortization		505	422	399
Selling, general and administrative	23	1,007	780	687
Interest expense (income), net	17	(13)	(13)	2
Equity income		(16)	(23)	(16)
Impairment charges	5	17	36	—

Operating income		1,040	947	847
Other income (loss)	6	(6)	15	53

Income from continuing operations before income taxes and minority interest		1,034	962	900
Income taxes	14	373	326	280
Minority interest	20	72	66	45

Net income from continuing operations		589	570	575
Net income (loss) from discontinued operations — MEC		(67)	(16)	4

Net income		$522	$554	$579

Earnings per Class A Subordinate Voting or Class B Share from continuing operations	7
Basic		$5.93	$6.02	$6.52
Diluted		$5.91	$5.99	$6.16

Earnings per Class A Subordinate Voting or Class B Share	7
Basic		$5.23	$5.83	$6.55
Diluted		$5.21	$5.82	$6.20

Cash dividends paid per Class A Subordinate Voting or Class B Share		$1.36	$1.36	$1.36

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year [in millions]:	7
Basic		95.9	88.7	80.1
Diluted		96.3	92.0	91.4

See accompanying notes

Consolidated Statements of Retained Earnings
[U.S. dollars in millions]

	Years ended December 31,
	Note	2003	2002	2001
Retained earnings, beginning of year		$2,570	$2,217	$1,787
Net income		522	554	579
Financing charges on Preferred Securities and other paid-in capital		(20)	(26)	(44)
Dividends on Class A Subordinate Voting and Class B Shares		(130)	(121)	(109)
Distribution of MID shares	3	(552)	—	—
Foreign exchange loss on the redemption of the Convertible Subordinated Debentures	8	—	(11)	(10)
Adjustment for change in accounting policy related to goodwill	5	—	(42)	—
Repurchase of Class A Subordinate Voting Shares	21	—	(1)	—
Distribution on transfer of business to subsidiary	9	—	—	14

Retained earnings, end of year		$2,390	$2,570	$2,217

See accompanying notes

58                                                 Magna International Inc. Annual Report 2003

Consolidated Statements of Cash Flows / Magna International Inc.

[U.S. dollars in millions]

	Years ended December 31,
	Note	2003	2002	2001
			[restated — note 3]
OPERATING ACTIVITIES
Net income from continuing operations		$589	$570	$575
Items not involving current cash flows	10	699	554	421

		1,288	1,124	996
Changes in non-cash working capital	10	(82)	249	(14)
Increase in deferred revenue		10	68	16

Cash provided from operating activities		1,216	1,441	998

INVESTMENT ACTIVITIES
Fixed asset additions		(801)	(833)	(486)
Purchase of subsidiaries	11	(41)	11	(15)
Increase in investments		—	(1)	(3)
Increase in other assets		(210)	(157)	(43)
Proceeds from disposition of investments and other		50	27	41

Cash used for investment activities		(1,002)	(953)	(506)

FINANCING ACTIVITIES
Issues of debt	16, 17	115	36	34
Repayments of debt	17	(42)	(165)	(67)
Repayments of debentures' interest obligation	18	(6)	(13)	(33)
Preferred Securities distributions	18	(26)	(24)	(28)
Issues of subordinated debentures by subsidiaries	18	66	—	—
Redemption of 5% Convertible Subordinated Debentures	8	—	—	(121)
Redemption of Subordinated Debentures by subsidiary	6	—	—	(90)
Issues of Class A Subordinate Voting Shares	21	42	19	27
Repurchase of Class A Subordinate Voting Shares	21	—	(2)	—
Issues of shares by subsidiaries	6	16	66	184
Dividends paid to minority interests		(16)	(14)	(9)
Dividends	3	(147)	(119)	(109)

Cash provided from (used for) financing activities		2	(216)	(212)

Effect of exchange rate changes on cash and cash equivalents		191	17	(23)

Net increase in cash and cash equivalents during the year		407	289	257
Cash and cash equivalents, beginning of year		1,121	832	575

Cash and cash equivalents, end of year		$1,528	$1,121	$832

See accompanying notes

Magna International Inc. Annual Report 2003                                                 59

Consolidated Balance Sheets / Magna International Inc.

[U.S. dollars in millions]

	As at December 31,
	Note	2003	2002
			[restated — note 3]
ASSETS
Current assets
Cash and cash equivalents		$1,528	$1,121
Accounts receivable		2,615	2,094
Inventories	12	1,116	916
Prepaid expenses and other		112	78
Discontinued operations — MEC	4	—	160

		5,371	4,369

Investments	19, 27	127	114
Fixed assets, net	13	3,300	3,663
Goodwill, net	15	505	466
Future tax assets	14	179	175
Other assets	16	334	270
Discontinued operations — MEC	4	—	1,096

		$9,816	$10,153

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness	17	$298	$223
Accounts payable		2,471	1,954
Accrued salaries and wages		368	304
Other accrued liabilities		244	180
Income taxes payable	14	19	67
Long-term debt due within one year	17	35	36
Discontinued operations — MEC	4	—	172

		3,435	2,936

Deferred revenue		80	86
Long-term debt	17	267	248
Debentures' interest obligation	18	41	39
Other long-term liabilities	19	207	186
Future tax liabilities	14	230	170
Minority interest	20	626	410
Discontinued operations — MEC	4	—	657

		4,886	4,732

Shareholders' equity
Capital stock	21
Class A Subordinate Voting Shares
[issued: 2003 — 95,310,518; 2002 — 94,477,224]		1,592	2,487
Class B Share
[convertible into Class A Subordinate Voting Shares]
[issued: 2003 — 1,096,509; 2002 — 1,096,509]		—	1
Preferred Securities	18	277	277
Other paid-in capital	18	68	64
Contributed surplus	22	3	—
Retained earnings	14, 26	2,390	2,570
Currency translation adjustment	25	600	22

		4,930	5,421

		$9,816	$10,153

Commitments and contingencies  [notes 17 and 28]

See accompanying notes

On behalf of the Board:

Director	Chairman of the Board

60                                                 Magna International Inc. Annual Report 2003

Notes to Consolidated Financial Statements Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.     SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are set out under "Significant Accounting Policies" preceding these consolidated financial statements.

2.     ACCOUNTING CHANGES

Stock-Based Compensation

In November 2003, the Canadian Institute of Chartered Accountants ["CICA"] amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ["CICA 3870"]. The revised standard requires the use of the fair value method for all stock-based compensation paid to employees. As permitted by CICA 3870, the Company adopted these new recommendations prospectively without restatement of any comparable period effective January 1, 2003. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method.

3.     DISTRIBUTION OF MID SHARES

[a]
On August 19, 2003, Magna shareholders approved the distribution to shareholders of 100% of the outstanding shares of MI Developments Inc. ["MID"], a wholly owned subsidiary of the Company. MID owns substantially all of Magna's automotive real estate and the Company's former controlling interest in Magna Entertainment Corp. ["MEC"]. On September 2, 2003, the Company distributed 100% of MID's Class A Subordinate Voting and Class B Shares to shareholders of record as of August 29, 2003 and, accordingly, no longer has any ownership interest in MID and MEC.

  As required by CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ["CICA 3475"], the Company recognized a non-cash impairment loss at the date of the distribution equal to the excess of the Company's carrying value of the distributed assets over their fair values on the distribution date. The Company recorded impairment losses of $68 million related to MEC and $6 million related to certain real estate properties of MID. The impairment evaluation was completed on an individual asset basis for the real estate properties of MID and based on an assessment of the fair value of MID's controlling interest in MEC.

  Immediately prior to the distribution of the MID shares, the Company increased the stated capital of its Class B Shares by way of a transfer from retained earnings of $10 million. On August 29, 2003, the Company recorded the distribution of the MID shares as a reduction of shareholders' equity of $1,492 million, representing Magna's net investment in MID, after the impairment charges described above, plus costs related to the distribution. The distribution was structured as a return of stated capital of the Class A Subordinate Voting and Class B Shares of $939 million and $1 million, respectively. The remaining reduction in shareholders' equity has been recorded as a charge to retained earnings of $552 million.

  In accordance with CICA 3475, the financial results of MEC have been disclosed as discontinued operations until August 29, 2003 [note 4]. However, because Magna and its operating subsidiaries will continue to occupy their facilities under long-term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed in continuing operations in the consolidated financial statements until August 29, 2003.

[b]
Cash Distribution

  Dividends as presented on the consolidated statement of cash flows include $19 million with respect to the MID distribution, which represents the amount of cash held by MID on August 29, 2003.

4.     DISCONTINUED OPERATIONS — MEC

The Company's revenues and expenses, cash flows, and assets, liabilities and equity related to MEC are as follows:

Statements of Income

	Eight months ended August 29,	Years ended December 31,
	2003	2002	2001
Sales	$525	$549	$519
Costs and expenses	520	572	496

Operating income (loss)	5	(23)	23
Impairment loss recorded on distribution [note 3]	(68)	—	—
Dilution loss [a]	—	(11)	(7)

Income (loss) before income taxes and minority interest	(63)	(34)	16
Income taxes	3	(9)	9
Minority interest	1	(9)	3

Net income (loss)	$(67)	$(16)	$4

[a]
In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

Magna International Inc. Annual Report 2003                                                 61

Statements of Cash Flows

	Eight months ended August 29,	Years ended December 31,
	2003	2002	2001
OPERATING ACTIVITIES
Net income (loss)	$(67)	$(16)	$4
Items not involving current cash flows	92	36	23

	25	20	27
Changes in non-cash working capital	(7)	(1)	4

Cash provided from operating activities	18	19	31

INVESTMENT ACTIVITIES
Fixed asset additions	(45)	(65)	(26)
Increase in other assets	(16)	(27)	(2)
Proceeds from disposition of investments	2	12	44
Business acquisitions	—	(146)	(24)

Cash used for investment activities	(59)	(226)	(8)

FINANCING ACTIVITIES
Net issues (repayments) of debt	(46)	35	(10)
Issues of subordinated debentures	145	72	—
Issues of Class A Subordinate Voting Shares	—	142	—

Cash provided from (used for) financing activities	99	249	(10)

Effect of exchange rate changes on cash and cash equivalents	3	6	—

Net increase in cash and cash equivalents during the period	61	48	13
Cash and cash equivalents, beginning of period	106	58	45

Cash and cash equivalents, end of period	$167	$106	$58

62                                                 Magna International Inc. Annual Report 2003

Balance Sheet

December 31, 2002
ASSETS
Current assets
Cash and cash equivalents	$106
Accounts receivable	46
Inventories	2
Prepaid expenses and other	6

160

Fixed assets, net	752
Future tax assets	12
Other assets	332

$1,256

LIABILITIES AND MAGNA'S NET INVESTMENT
Current liabilities
Bank indebtedness	$49
Accounts payable and other accrued liabilities	108
Long-term debt due within one year	15

172

Deferred revenue	6
Long-term debt	118
Debentures' interest obligation	67
Future tax liabilities	166
Minority interest	300

829

Magna's net investment in MEC	427

$1,256

5.     GOODWILL, INTANGIBLE ASSETS AND LONG-LIVED ASSETS

In accordance with CICA Handbook Section 3062, the Company completed its initial impairment review of goodwill during 2002. Based on this review, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma International Inc.'s ["Decoma"] United Kingdom reporting unit and $36 million related to Intier Automotive Inc.'s ["Intier"] Interiors Europe, Closures Europe and Interiors North America reporting segments. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings, representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million was reflected as a reduction in January 1, 2002 opening minority interest.

In conjunction with the Company's annual goodwill and indefinite life intangible asset impairment analysis, and other indicators of impairment, the Company also assessed the recoverability of its long-lived assets at certain operations. As a result of this analysis, the Company has recorded impairment charges as follows:

	2003	2002
Impairment of goodwill — Intier	$—	$4
Impairment of fixed assets
Decoma	17	—
Intier	—	20
Tesma	—	12

	$17	$36

[a]
Decoma

Upon completion of its 2004 business planning process, Decoma identified a number of indicators of United Kingdom long-lived asset impairment including the continuation of budgeted operating losses, uncertain long-term production volumes for the United Kingdom market in general which affect certain of Decoma's existing programs, and excess paint capacity in the United Kingdom market. These and other indicators of impairment required Decoma to assess its United Kingdom asset base for recoverability. Estimated discounted future cash flows were used to determine the amount of the writedown. The result was a writedown of $12 million of certain of the assets of Decoma's Sybex facility.

Magna International Inc. Annual Report 2003                                                 63

        During 2003, Decoma completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails shutting down Decoma's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to Decoma's newer paint lines in Germany and Belgium. The consolidation required the writedown of the carrying value of the Decoform paint line by $5 million.

        As a result of cumulative losses in the United Kingdom and Germany, these impairment charges have not been tax benefited.

[b]    Intier

        Intier completed its annual goodwill impairment test as at December 31, 2002, after the annual forecasting process had been completed. As a result of this analysis, Intier determined that goodwill of $4 million relating to one reporting unit in its Interiors Europe reporting segment was impaired. The impairment loss has been recorded in operating income as a charge against earnings in 2002. There was no tax recovery recorded on this charge to earnings.

        In conjunction with the review of goodwill, Intier also assessed the recoverability of its long-lived assets in the same reporting unit in its Interiors Europe reporting segment. Discounted cash flows were used to determine fair value. As a result of this review, the Company reduced the carrying value of machinery and equipment, leasehold improvements and buildings by $20 million. The $20 million writedown of long-lived assets has been recorded in operating income as a charge against earnings in 2002. Net tax assets of $2 million associated with these operations were charged against earnings in 2002.

[c]    Tesma

        During 2002, as a result of current and historical operating losses and projected future losses following the launch of new business at its German die-casting facility, Tesma International Inc. ["Tesma"] initiated and completed a review for impairment of the approximate $21 million carrying value of capital and other long-lived assets ["asset group"] of this subsidiary, which consisted mainly of machinery, equipment, land and buildings. The estimated fair value of the asset group was determined primarily using a market-based approach which estimates value based on market prices in actual transactions and on asking prices for currently available assets that are in a similar state and condition. The remaining assets, for which the market approach was not possible, were valued using a cost approach. Utilizing these approaches, the fair value of the asset group was determined to be approximately $9 million. As a result, Tesma recorded a $12 million writedown of the carrying value of the respective assets.

6.     OTHER INCOME (LOSS)

	2003	2002	2001
Dilution gains:
Tesma	$—	$13	$—
Decoma	—	2	47
Intier	—	—	6
Loss recorded on the distribution of MID [note 3]	(6)	—	—

	$(6)	$15	$53

[a]    For the year ended December 31, 2003

        In August 2003, Magna shareholders approved the distribution to shareholders of 100% of the outstanding shares of MID, a wholly owned subsidiary of the Company. Magna recognized a $6 million non-cash charge at the date of the distribution equal to the excess of the Company's carrying value of certain real estate properties of MID over their fair values on the distribution date.

[b]    For the year ended December 31, 2002

        In July 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $62 million. Magna recognized a gain of $13 million from its ownership dilution arising from the issue.

        In July 2002, Decoma issued 451,400 shares of its Class A Subordinate Voting Shares to satisfy its obligations under Decoma's Deferred Profit Sharing Plan. Magna recognized a gain of $2 million from its ownership dilution arising from the issue.

        The gains recognized were not subject to income taxes as the issues were completed on a primary basis by Tesma and Decoma, respectively.

64                                                 Magna International Inc. Annual Report 2003

[c]    For the year ended December 31, 2001

        In June 2001, Decoma completed a public offering by issuing 16.1 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million. Magna recognized a gain of $49 million from its ownership dilution arising from the issue.

        On August 9, 2001, Intier completed an initial public offering by issuing 5.5 million of its Class A Subordinate Voting Shares to third parties for aggregate cash consideration, net of share issue expenses, of $72 million. Magna recognized a gain of $6 million from its ownership dilution arising from the issue.

        The gains realized were not subject to income taxes as the issues were completed on a primary basis by Decoma and Intier, respectively.

        In October 2001, Decoma redeemed the outstanding amount of the Decoma Subordinated Debentures. Magna incurred a loss of $2 million from its ownership dilution arising from the redemption. The loss incurred was not subject to income taxes.

7.     EARNINGS PER SHARE

        [a]    Earnings per share from continuing operations are computed as follows:

	2003	2002	2001
Basic earnings per Class A Subordinate Voting or Class B Share from continuing operations:
Net income from continuing operations	$589	$570	$575
Financing charges on Preferred Securities and other paid-in capital	(20)	(26)	(44)
Foreign exchange loss on the redemption of Convertible Subordinated Debentures	—	(11)	(10)

Net income from continuing operations available to Class A Subordinate Voting and Class B Shareholders	$569	$533	$521

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	95.9	88.7	80.1

Basic earnings per Class A Subordinate Voting or Class B Share from continuing operations	$5.93	$6.02	$6.52

Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations:
Net income from continuing operations available to Class A Subordinate Voting and Class B Shareholders	$569	$533	$521
Adjustments [net of related tax effects]:
Interest, accretion, issue cost amortization and foreign exchange on 4.875% Convertible Subordinated Debentures	—	18	22
Interest, accretion, issue cost amortization and foreign exchange
on 5% Convertible Subordinated Debentures	—	—	20

	$569	$551	$563

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	95.9	88.7	80.1
Stock options	0.4	0.5	0.4
4.875% Convertible Subordinated Debentures	—	2.8	6.5
5% Convertible Subordinated Debentures	—	—	4.4

	96.3	92.0	91.4

Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations	$5.91	$5.99	$6.16

Magna International Inc. Annual Report 2003                                                 65

[b]
Earnings per share are computed as follows:

	2003	2002	2001
Basic earnings per Class A Subordinate Voting or Class B Share:
Net income	$522	$554	$579
Financing charges on Preferred Securities and other paid-in capital	(20)	(26)	(44)
Foreign exchange loss on the redemption of Convertible Subordinated Debentures	—	(11)	(10)

Net income available to Class A Subordinate Voting and Class B Shareholders	$502	$517	$525

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	95.9	88.7	80.1

Basic earnings per Class A Subordinate Voting or Class B Share	$5.23	$5.83	$6.55

Diluted earnings per Class A Subordinate Voting or Class B Share:
Net income available to Class A Subordinate Voting and Class B Shareholders	$502	$517	$525
Adjustments [net of related tax effects]:
Interest, accretion, issue cost amortization and foreign exchange on 4.875% Convertible Subordinated Debentures	—	18	22
Interest, accretion, issue cost amortization and foreign exchange on 5% Convertible Subordinated Debentures	—	—	20

	$502	$535	$567

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	95.9	88.7	80.1
Stock options	0.4	0.5	0.4
4.875% Convertible Subordinated Debentures	—	2.8	6.5
5% Convertible Subordinated Debentures	—	—	4.4

	96.3	92.0	91.4

Diluted earnings per Class A Subordinate Voting or Class B Share	$5.21	$5.82	$6.20

[c]
Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations and diluted earnings per Class A Subordinate Voting or Class B Share exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures and Preferred Securities on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures and Preferred Securities.

  Furthermore, for the year ended December 31, 2003, diluted earnings per Class A Subordinate Voting or Class B Share exclude 2.9 million [2002 — 2.9 million; 2001 — 2.2 million] Class A Subordinate Voting Shares issuable under the Company's Incentive Stock Option Plan because such options were not 'in-the-money' during these years.

8.     REDEMPTION OF CONVERTIBLE SUBORDINATED DEBENTURES

[a]
In May 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The balance of the $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

  On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings.

[b]
In August 2001, the Company called for redemption of the $344 million principal amount outstanding of the 5% Convertible Subordinated Debentures effective September 18, 2001. Prior to September 18, 2001, an aggregate $224 million principal amount of such debentures was converted into 4,216,682 Class A Subordinate Voting Shares. The balance of $121 million principal amount that remained outstanding was redeemed in cash.

  On redemption, the Company incurred a foreign exchange loss of $10 million related to the equity component of the 5% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings.

        In accordance with the recommendations of the CICA, the foreign exchange losses of $11 million and $10 million have been recorded as charges to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

66                                                 Magna International Inc. Annual Report 2003

9.     DISTRIBUTION ON TRANSFER OF BUSINESS TO SUBSIDIARY

        In January 2001, Decoma purchased Magna Exterior Systems ["MES"] and the remaining 60% of Decoma Exterior Trim ["DET"] owned by Magna. The aggregate purchase price paid by Decoma was $203 million which was satisfied by the payment of $3 million in cash, and through the issuance of 8.3 million Decoma Class A Subordinate Voting Shares and 2 million 5.75% convertible, redeemable and retractable Decoma Preferred Shares. In addition, Decoma assumed the debt of MES and DET owing to the Company which totalled $220 million at the closing date. Given that the proceeds received from Decoma exceeded the net book value of the Company's investment in MES and DET on the transaction date, the minority interest portion of such excess has been recorded as a distribution on the transfer of MES and DET to Decoma. Such distribution also includes the effect of the increase in Magna's equity interest in Decoma as a result of this transaction, from approximately 89% to approximately 91%. The distribution on the transfer of MES and DET to Decoma has been recorded as an increase in the consolidated retained earnings of the Company.

10.   DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]
Items not involving current cash flows:

	2003	2002	2001
Depreciation and amortization	$505	$422	$399
Writedown of goodwill and fixed assets	17	36	—
Equity income and other	42	17	16
Minority interest	72	66	45
Future income taxes and non-cash portion of current taxes	63	18	34
Net gains on sales and issues of shares by subsidiaries	—	(5)	(73)

	$699	$554	$421

[b]
Changes in non-cash working capital:

	2003	2002	2001
Accounts receivable	$(140)	$(212)	$(114)
Inventories	(37)	83	(104)
Prepaid expenses and other	(21)	10	(1)
Accounts payable, accrued salaries and wages and other accrued liabilities	162	377	198
Income taxes payable	(46)	(9)	7

	$(82)	$249	$(14)

11.   BUSINESS ACQUISITIONS

        The following acquisitions were accounted for using the purchase method:

Acquisitions in the year ended December 31, 2003

        During 2003, the Company completed a number of small acquisitions which include a tooling facility and a number of manufacturing facilities.

        The following is a summary of the effect on the Company's consolidated balance sheet of the current year's acquisitions:

Non-cash working capital	$12
Fixed assets	30
Goodwill	6
Long-term debt [including portion due within one year]	(2)

Total purchase price [net of cash acquired]	$46

Comprised of:
Net cash paid	$41
Deferred payment	5

$46

        The purchase price and related allocations for these acquisitions are preliminary. Adjustments to the purchase price and related preliminary allocations may occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair values made at the date of purchase.

Magna International Inc. Annual Report 2003                                                 67

Acquisitions in the year ended December 31, 2002

Donnelly

        On October 1, 2002, the Company completed the acquisition of Donnelly Corporation ["Donnelly"], the second largest global supplier of exterior and interior mirrors to the automotive industry, for total consideration, including transaction costs, of $287 million [net of cash acquired of $11 million] plus the assumption of approximately $102 million of interest-bearing debt. The consideration paid to the former Donnelly shareholders consisted of 5.3 million Magna Class A Subordinate Voting Shares.

        The net effect on the Company's consolidated balance sheet was increases in non-cash working capital of $6 million, fixed assets of $172 million, goodwill of $248 million, other assets of $15 million, long-term debt of $102 million, other long-term liabilities of $88 million and minority interest of $3 million, and a decrease in net future tax liabilities of $39 million.

        During 2003, the purchase price for Donnelly was finalized resulting in a net change to the Company's consolidated balance sheet of a decrease in non-cash working capital of $6 million, a decrease in fixed assets of $4 million, an increase in other assets of $19 million and an increase in net future income tax liabilities of $10 million with an offset to goodwill of $1 million.

Acquisitions in the year ended December 31, 2001

Autosystems

        In September 2001, Decoma acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc., an automotive lighting manufacturer located in Ontario whose principal customers include General Motors Corporation and Visteon Corporation. Total consideration paid in connection with the acquisition amounted to $12 million.

        Consideration paid for acquisitions, including the transaction described above, consisted of cash of $15 million and promissory notes of $5 million. The net effect on the Company's consolidated balance sheet was decreases in non-cash working capital of $4 million and minority interest of $8 million, and increases in fixed assets of $22 million and long-term debt of $6 million.

Pro forma impact

        If the acquisitions and disposals completed during December 31, 2003 and December 31, 2002 occurred on January 1, 2002, the Company's unaudited pro forma consolidated sales would have been $13.1 billion for the year ended December 31, 2002 and the Company's unaudited pro forma net income would have been $570 million for the year ended December 31, 2002. The acquisitions and disposals completed during December 31, 2003 would have had a minimal effect on the Company's December 31, 2003 results.

12.   INVENTORIES

	2003	2002
Inventories consist of:
Raw materials and supplies	$435	$306
Work-in-process	146	118
Finished goods	177	138
Tooling and engineering	358	354

	$1,116	$916

        Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

13.   FIXED ASSETS

	2003	2002
Fixed assets consist of:
Cost
Land	$71	$319
Buildings	484	1,439
Machinery and equipment	5,017	3,759
Construction in progress	356	342

	5,928	5,859
Accumulated depreciation
Buildings	(140)	(321)
Machinery and equipment	(2,488)	(1,875)

	$3,300	$3,663

68                                                 Magna International Inc. Annual Report 2003

14.   INCOME TAXES

[a]
The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2003	2002	2001
Canadian statutory income tax rate	36.6%	38.6%	41.7%
Manufacturing and processing profits deduction	(2.0)	(3.8)	(4.8)
Foreign rate differentials	(3.9)	(3.2)	(3.7)
Losses not benefited	3.7	2.9	1.3
Earnings of equity investees	(0.5)	(0.9)	(0.7)
Gains on sales and issues of shares by subsidiaries	—	(0.1)	(2.1)
Increase (reduction) in enacted tax rates	1.0	—	(1.3)
Other	1.1	0.4	0.7

Effective income tax rate	36.0%	33.9%	31.1%

[b]
The details of income from continuing operations before income taxes and minority interest by jurisdiction are as follows:

	2003	2002	2001
Canadian	$621	$639	$608
Foreign	413	323	292

	$1,034	$962	$900

[c]
The details of the income tax provision are as follows:

	2003	2002	2001
Current provision
Canadian federal taxes	$133	$138	$118
Provincial taxes	62	71	64
Foreign taxes	124	115	86

	319	324	268

Future provision
Canadian federal taxes	9	10	(6)
Provincial taxes	13	5	(2)
Foreign taxes	32	(13)	20

	54	2	12

	$373	$326	$280

[d]
Future income taxes have been provided on temporary differences which consist of the following:

	2003	2002	2001
Other assets tax basis less (greater) than book value	$5	$(16)	$—
Tax deferred income	14	1	3
Tax depreciation in excess of book depreciation	6	10	43
Increase (reduction) in enacted tax rates	10	—	(12)
Net tax losses (benefited) utilized	(5)	8	(19)
Liabilities currently not deductible for tax	16	7	—
Other	8	(8)	(3)

	$54	$2	$12

Magna International Inc. Annual Report 2003                                                 69

[e]
Future tax assets and liabilities consist of the following temporary differences:

	2003	2002
Assets
Tax benefit of loss carryforwards
Pre-acquisition	$15	$15
Post acquisition	233	182
Other	43	57

	291	254
Valuation allowance against tax benefit of loss carryforwards
Pre-acquisition	(15)	(15)
Post acquisition	(97)	(64)

	$179	$175

Liabilities
Tax depreciation in excess of book depreciation	$195	$179
Other assets book value in excess of tax value	35	(9)

	$230	$170

[f]
During the fourth quarter of fiscal 2003, the Company recorded a future income tax charge of $10 million related to the increase in enacted tax rates in Ontario, Canada.

[g]
Income taxes paid in cash were $326 million for the year ended December 31, 2003 [2002 — $278 million; 2001 — $245 million].

[h]
At December 31, 2003, the Company has income tax loss carryforwards of approximately $348 million which relate to certain foreign subsidiaries, including $39 million of losses obtained on acquisitions, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $130 million expire between 2004 and 2018 and the remainder have no expiry date.

[i]
Consolidated retained earnings include approximately $1.1 billion at December 31, 2003 of undistributed earnings of foreign subsidiaries that may be subject to tax if remitted to the Canadian parent company. No provision has been made for such taxes as these earnings are considered to be reinvested for the foreseeable future.

15.   GOODWILL

	2003	2002
Goodwill consists of:
Balance, beginning of year, net	$466	$258
Acquired during the year [note 11]	7	248
Impairment charge
On adoption of CICA 3062 [note 5]	—	(51)
Annual impairment evaluation [note 5]	—	(4)
Foreign exchange and other	32	15

	$505	$466

16.   OTHER ASSETS

	2003	2002
Other assets consist of:
Long-term receivables [i]	$48	$101
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	175	136
Restricted cash [ii] [note 31]	45	—
Other	66	33

	$334	$270

[i]
Long-term receivables are reflected net of outstanding borrowings from a customer's finance subsidiary of $95 million [2002 — $27 million] since the Company has a legal right of set-off of its long-term receivable against such borrowings and intends to settle the related amounts simultaneously.

[ii]
Restricted cash represents cash held in escrow which will be released to the former shareholders of Davis Industries Inc. ["Davis"] upon completion of the acquisition of the entity by Tesma [note 31].

70                                                 Magna International Inc. Annual Report 2003

17.   DEBT AND COMMITMENTS

[a]
The Company's long-term debt, which is substantially uncollateralized, consists of the following:

	2003	2002
Loans from governments with a weighted average interest rate of approximately 3%, denominated primarily in euro	$122	$110
Senior unsecured notes payable at a weighted average interest rate of approximately 6%, denominated in U.S. dollars and Canadian dollars	106	107
Bank term debt at a weighted average interest rate of approximately 4%, denominated primarily in euro and U.S. dollars	34	38
Other	40	29

	302	284
Less due within one year	35	36

	$267	$248

[b]
Future principal repayments on long-term debt are estimated to be as follows:

2004	$35
2005	31
2006	69
2007	18
2008	22
Thereafter	127

$302

[c]
At December 31, 2003, the Company has operating lines of credit totalling $620 million and term lines of credit totalling $1.1 billion. The Company had outstanding letters of credit in the amount of $123 million drawn primarily under its term lines of credit. In addition to cash resources of $1.5 billion, the Company had unused and available operating lines of credit of approximately $266 million and term lines of credit of approximately $585 million.

[d]
Under the terms of the Company's operating and term credit agreements, it is permitted to make use of bankers' acceptances and commercial paper to borrow at effective interest rates which are, from time to time, lower than those charged under the bank lines of credit.

[e]
Net interest expense (income) includes:

	2003	2002	2001
Interest expense
Current	$9	$11	$7
Long-term	12	12	21

	21	23	28
Interest income	(34)	(36)	(26)

Interest expense (income), net	$(13)	$(13)	$2

[f]
Interest paid in cash [including financing charges on Preferred Securities and other paid-in capital] was $47 million for the year ended December 31, 2003 [2002 — $60 million; 2001 — $84 million].

[g]
At December 31, 2003, the Company had commitments under operating leases requiring annual rental payments as follows:

	MID	Third parties	Total
2004	$127	$103	$230
2005	127	90	217
2006	126	74	200
2007	126	64	190
2008	123	56	179
Thereafter	926	138	1,064

	$1,555	$525	$2,080

For the year ended December 31, 2003, operating lease expense amounted to approximately $140 million [2002 — $72 million; 2001 — $50 million] of which $38 million relates to payments made to MID commencing on August 29, 2003.

Magna International Inc. Annual Report 2003                                                 71

18.   SUBORDINATED DEBENTURES AND PREFERRED SECURITIES

[a]
The Company's subordinated debentures and Preferred Securities are presented in the consolidated balance sheets as follows:

	2003	2002
Debentures' interest obligation	$41	$39

Minority interest	$66	$—

Shareholders' equity
Other paid-in capital [i]	$68	$64
Preferred Securities, net of issue costs	277	277

Total included in shareholders' equity	$345	$341

(i)
Other paid-in capital represents the present value of the face amount of the subordinated debentures.

[b]
The following is a summary of the issued and outstanding subordinated debentures, convertible subordinated debentures and Preferred Securities:

  Decoma 6.5% Subordinated Debentures

  On March 27, 2003, Decoma issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures maturing March 31, 2010. The subordinated debentures are convertible at any time into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the subordinated debentures are redeemable at Decoma's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of Decoma's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the subordinated debentures are redeemable at Decoma's option at any time. On redemption or maturity, Decoma will have the option of retiring the Debentures with Decoma Class A Subordinate Voting Shares and in addition, Decoma may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Debentures.

  The present value of the principal and interest of the Decoma subordinated debentures and the value ascribed to the holders' conversion option are included in Decoma's equity. Accordingly, such amounts are classified as minority interest in the Company's consolidated balance sheet.

  Decoma 9.5% Subordinated Debentures

  On October 16, 2000, Decoma issued $90 million of 9.5% subordinated debentures at par. The subordinated debentures were unsecured, denominated in U.S. dollars and were redeemable at any time at par plus accrued and unpaid interest. The subordinated debentures were to mature on October 16, 2003. Interest on the obligation was payable in U.S. dollars on a quarterly basis. These subordinated debentures were repaid during 2001.

  7.08% Subordinated Debentures

  On September 21, 1999, the Company issued euro 100 million [$104 million on issue date] of 7.08% junior subordinated debentures at par. The unsecured subordinated debentures, which are denominated in euros, mature on September 30, 2009. The debentures are not redeemable except in the event of certain adverse changes in tax legislation. Upon maturity, the Company may at its option satisfy the amounts payable by issuing to the holders Class A Subordinate Voting Shares of the Company, based on a weighted average trading price of Class A Subordinate Voting Shares, provided that there is no continuing event of default.

  4.875% Convertible Subordinated Debentures

  On February 13, 1998, the Company issued $480 million of 4.875% Convertible Subordinated Debentures at par. The unsecured debentures, which were denominated in U.S. dollars, were convertible at any time at the option of the holders into Class A Subordinate Voting Shares at a conversion price of $74.27 per share and were to mature on February 15, 2005.

  In May 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The balance of the $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

72                                                 Magna International Inc. Annual Report 2003

  5% Convertible Subordinated Debentures

  On October 17, 1995, the Company issued $345 million of 5% Convertible Subordinated Debentures at par. The unsecured debentures, which were denominated in U.S. dollars, were convertible at any time at the option of the holders into Class A Subordinate Voting Shares at a conversion price of $53.04 per share and were to mature on October 15, 2002.

  Prior to January 1, 2001, an aggregate $1 million principal amount of such debentures was converted into 9,366 Class A Subordinate Voting Shares. In August 2001, the Company called for redemption of the 5% Convertible Subordinated Debentures effective September 18, 2001. For the period from January 1, 2001 to September 18, 2001, an aggregate $223 million principal amount of such debentures was converted into 4,207,316 Class A Subordinate Voting Shares. On September 18, 2001, the balance of $121 million principal amount that remained outstanding was redeemed in cash.

  8.65% Series A Preferred Securities and 8.875% Series B Preferred Securities

  On September 21, 1999, the Company issued Cdn$165 million [$114 million on issue date] of 8.65% Series A Preferred Securities due September 30, 2048 and $170 million 8.875% Series B Preferred Securities due September 21, 2048. The Series A Preferred Securities, which are denominated in Canadian dollars, and the Series B Preferred Securities, which are denominated in U.S. dollars, are redeemable on or after September 30, 2004 and September 21, 2004, respectively, or in each case at any time in the event of certain adverse changes in tax legislation. Hereafter, the Series A and B Preferred Securities are collectively referred to as the "Preferred Securities".

  Upon redemption or maturity of the Preferred Securities, the Company may at its option pay the outstanding principal amount plus any accrued and unpaid interest by delivering to the Trustee Class A Subordinate Voting Shares of the Company in which event the holders of the Preferred Securities shall be entitled to receive a cash payment equal to the amount payable on redemption or maturity from the proceeds of sale of such Class A Subordinate Voting Shares by the Trustee on behalf of the Company.

  The Company also has the right to defer, at any time, and from time to time, subject to certain conditions, payments of interest on the Preferred Securities by extending the interest payment period for up to 20 consecutive quarterly interest periods. The Company cannot pay or declare dividends on any of its capital stock when interest is being deferred. Interest continues to accrue but does not compound during such deferral periods. The Company may satisfy its obligation to pay deferred interest by delivering to the Trustee Class A Subordinate Voting Shares of the Company in which event the holders of the Preferred Securities shall be entitled to receive a cash payment equal to the deferred interest payable from the proceeds of sale of such Class A Subordinate Voting Shares by the Trustee on behalf of the Company.

  The Preferred Securities are unsecured junior subordinated debentures of the Company.

19.   EMPLOYEE BENEFIT PLANS

[a]
Employee Equity and Profit Participation and Defined Benefit Pension Plans

  Prior to 2001, the Company's Corporate Constitution required that 10% of the employee pre-tax profits before profit sharing [as defined in the Corporate Constitution] for any fiscal period be allocated to an Employee Equity and Profit Participation Plan ["EPSP"] consisting of the Magna, Intier, Decoma and Tesma deferred profit sharing plans and a cash distribution to eligible employees of the respective companies. During 2001, Magna, Decoma and Intier amended their Corporate Constitutions to allow for the introduction of defined benefit pension plans in addition to the EPSP. All employees that participate in the EPSP were, and all new employees are, given the option of continuing in the EPSP or receiving a reduced entitlement under the EPSP plus a defined benefit pension. The defined benefit pension is payable to retirees age 65 or older and is based on years of service and compensation levels. Participants may take early retirement after age 55 and receive a reduced pension benefit.

  Magna Donnelly and a limited number of the Company's European subsidiaries sponsor defined benefit pension and similar arrangements for their employees. European defined benefit pension plans, other than in the United Kingdom, are unfunded.

  All pension plans are funded to the minimum legal funding requirements.

  The cost of pension benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees.

  The weighted-average of significant actuarial assumptions adopted in measuring the Company's obligations and costs are as follows:

	2003	2002	2001
Projected benefit obligation
Discount rate	5.8%	6.4%	5.9%
Rate of compensation increase	3.9%	3.9%	3.9%
Net periodic benefit cost
Discount rate	6.4%	5.9%	5.9%
Rate of compensation increase	3.9%	3.9%	3.8%
Expected return on plan assets	7.8%	7.7%	7.5%

Magna International Inc. Annual Report 2003                                                 73

        Information about the Company's defined benefit pension plans is as follows:

	2003	2002	2001
Projected benefit obligation
Beginning of year	$196	$46	$48
Current service and interest costs	28	16	9
Actuarial losses (gains) and changes in actuarial assumptions	23	3	(5)
Benefits paid	(9)	(3)	(2)
Special termination benefits	1	—	—
Acquisitions	—	129	—
Currency translation	13	5	(4)

End of year	$252	$196	$46

Plan assets at fair value
Beginning of year	$114	$28	$34
Return on plan assets	20	(3)	(3)
Employer contributions	32	22	2
Benefits paid	(9)	(3)	(2)
Acquisitions	—	68	—
Currency translation	7	2	(3)

End of year	$164	$114	$28

Unfunded amount	$88	$82	$18
Unrecognized actuarial losses	(24)	(11)	(3)

Net amount recognized in the consolidated balance sheets	$64	$71	$15

Net periodic benefit cost
Current service and interest costs	$28	$16	$9
Return on plan assets	(8)	(2)	(2)
Actuarial losses	1	(1)	—

	$21	$13	$7

[b]
Termination and Long Service Arrangements

        Pursuant to labour laws and national labour agreements in certain European countries, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

        All Austrian lump sum termination and long service payment arrangements are unfunded. However, pursuant to local tax laws, Austrian subsidiaries hold long-term government securities in connection with their unfunded obligations. Such assets amounted to $35 million and $35 million at December 31, 2003 and 2002, respectively, and are included in investments in the Company's consolidated balance sheets.

        The weighted-average of significant actuarial assumptions adopted in measuring the Company's projected benefit obligations and net periodic benefit costs are as follows:

	2003	2002	2001
Discount rate	5%	5%	5%
Rate of compensation increase	4%	4%	4%

74                                                 Magna International Inc. Annual Report 2003

	2003	2002	2001
Projected benefit obligation
Beginning of year	$100	$76	$64
Current service and interest costs	15	11	8
Actuarial (gains) losses and changes in actuarial assumptions	(1)	(3)	15
Benefits paid	(12)	(4)	(7)
Acquisition	—	6	—
Currency translation	20	14	(4)

End of year	$122	$100	$76

Unfunded amount	$122	$100	$76
Unrecognized actuarial losses	(13)	(12)	(14)

Net amount recognized in the consolidated balance sheets	$109	$88	$62

Net periodic benefit cost
Current service and interest costs	$13	$11	$8
Actuarial losses	1	2	1

	$14	$13	$9

[c]
Retirement Medical Benefits Plan

        The Company sponsors a retirement medical benefits plan covering eligible employees and retirees. Retirees age 60 or older with ten or more years of service are eligible for benefits, and existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service. The cost of retirement medical benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and estimates of retirement ages of employees and expected health care costs.

        The weighted-average discount rate used in measuring the Company's projected retirement medical benefit obligations and net periodic benefit costs are as follows:

	2003	2002	2001
Retirement medical benefit obligations	6.0%	6.75%	7.5%
Net periodic benefit costs	6.75%	7.5%	7.5%

Projected benefit obligation
Beginning of year	$38	$19	$19
Current service and interest costs	6	3	3
Actuarial losses (gains) and changes in actuarial assumptions	16	1	(2)
Benefits paid	(2)	—	—
Acquisitions	—	16	—
Currency translation	3	(1)	(1)

End of year	$61	$38	$19

Unfunded amount	$61	$38	$19
Unrecognized past service obligation	(13)	(13)	(13)
Unrecognized actuarial (losses) gains	(14)	2	4

Net amount recognized in the consolidated balance sheets	$34	$27	$10

Net periodic benefit cost
Current service and interest costs	$6	$3	$3
Special termination benefits	1	—	—
Past service cost amortization	1	1	1

	$8	$4	$4

Magna International Inc. Annual Report 2003                                                 75

[d]
As required by recent amendments to Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits" ["FAS132"] in the United States, the Company must provide additional disclosures for North American plans.

        The Company uses a measurement date of September 30 for the majority of its North American pension and other post-retirement benefit plans.

  Benefit Obligations

        The Company has a post-retirement medical benefit plan for certain current and former employees. The Company has assumed a 10% annual rate of increase in costs for covered health care benefit for 2004. The rates are assumed to decrease by approximately 5% over the next 6 years and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. The effect of a one-percentage point increase or decrease in healthcare trend rates would not have a significant impact on the Company's earnings.

  Future Benefit Payments

	Defined Benefit Pension Plan	Retirement Medical	Total
Expected employer contributions — 2004	$16	$1	$17

Expected benefit payments
2004	$3	$1	$4
2005	4	1	5
2006	4	1	5
2007	5	2	7
2008	5	2	7
Thereafter	41	13	54

	$62	$20	$82

Plan Assets

        The Company follows a balanced investment strategy which matches asset risks and returns with the maturity and demographics of the plan members. The fair value of the plan assets for the North American defined benefit plans at December 31, 2003 and 2002 was $105 million and $69 million, respectively.

        The asset allocation for the Company's North American pension plans at the end of 2003 and 2002, and the target allocation for 2004, by asset category, is as follows:

	2004	2003	2002
Equity securities	50-75%	66%	61%
Fixed income securities	5-45%	4%	2%
Cash and cash equivalents	0-40%	30%	37%

	100%	100%	100%

Net Periodic Benefit Cost

        The net periodic benefit cost for the North American defined benefit pension plans and post-retirement benefit plans at December 31, 2003 was $23 million [2002 — $12 million; 2001 — $7 million].

        The expected rate of return on plan assets was determined by considering our current investment mix and the historic performance of these investment categories and expected future performance of these investment categories.

76                                                 Magna International Inc. Annual Report 2003

20.   MINORITY INTEREST

        Minority interest consists of:

	Decoma	Intier	Tesma	Other	Total
Balance, December 31, 2001	$82	$66	$149	$1	$298
Share of results	31	6	30	(1)	66
Impact of:
Share issues	3	—	51	—	54
Dividends paid	(4)	(1)	(9)	—	(14)
Impairment charge on adoption of CICA 3062 [note 5]	(5)	(4)	—	—	(9)
Foreign exchange and other	2	4	9	—	15

Balance, December 31, 2002	$109	$71	$230	$—	$410
Share of results	24	8	42	(2)	72
Impact of:
Share issues	5	10	1	(1)	15
Dividends paid	(6)	(2)	(8)	—	(16)
Issue of debentures	66	—	—	—	66
Foreign exchange and other	18	13	43	5	79

Balance, December 31, 2003	$216	$100	$308	$2	$626

Minority interest percentage at December 31, 2003	26%	13%	56%

21.   CAPITAL STOCK

[a]
The Company's authorized, issued and outstanding capital stock is as follows:

  Preference shares — issuable in series —

        The Company's authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

  Class A Subordinate Voting Shares and Class B Shares —

        Class A Subordinate Voting Shares without par value [unlimited amount authorized] have the following attributes:

        [i]    Each share is entitled to one vote per share at all meetings of shareholders.

        [ii]    Each share shall participate equally as to dividends with each Class B Share.

        Class B Shares without par value [authorized — 1,412,341] have the following attributes:

        [i]    Each share is entitled to 500 votes per share at all meetings of shareholders.

        [ii]    Each share shall participate equally as to dividends with each Class A Subordinate Voting Share.

        [iii]    Each share may be converted at any time into a fully-paid Class A Subordinate Voting Share on a one-for-one basis.

        In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

Magna International Inc. Annual Report 2003                                                 77

[b]
Changes in the Class A Subordinate Voting Shares and Class B Shares for the years ended December 31, 2003, 2002 and 2001 are shown in the following table [number of shares in the following table are expressed in whole numbers and have not been rounded to the nearest million]:

	Class A Subordinate Voting		Class B
	Number of shares	Stated value	Number of shares	Stated value
Issued and outstanding at December 31, 2000	77,467,153	$1,442	1,097,909	$1
Issued under the Dividend Reinvestment Plan	5,749	—
Issued for cash under the Incentive Stock Option Plan	563,400	27
Conversion of 5% Convertible Subordinated Debentures	4,207,316	213
Conversion of Class B Shares to Class A Subordinate Voting Shares	900	—	(900)	—

Issued and outstanding at December 31, 2001	82,244,518	1,682	1,097,009	1
Issued under the Dividend Reinvestment Plan	30,352	2
Issued for cash under the Incentive Stock Option Plan	402,625	19
Conversion of 4.875% Convertible Subordinated Debentures	389,719	29
Issued on redemption of 4.875% Convertible Subordinated Debentures	6,155,863	458
Repurchase of Class A Subordinate Voting Shares	(33,900)	(1)
Issued on acquisition of subsidiary	5,287,547	298
Conversion of Class B Shares to Class A Subordinate Voting Shares	500	—	(500)	—

Issued and outstanding at December 31, 2002	94,477,224	2,487	1,096,509	1
Issued under the Dividend Reinvestment Plan	31,869	2
Issued for cash under the Incentive Stock Option Plan	801,425	42
Return of stated capital on distribution of MID shares	—	(939)	—	(1)

Issued and outstanding at December 31, 2003	95,310,518	$1,592	1,096,509	$—

[c]
The Company has a Dividend Reinvestment Plan whereby shareholders have the option to receive their dividends in the form of Class A Subordinate Voting Shares in lieu of cash.

[d]
On August 6, 2003, the Company announced that the Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"] accepted notices of the Company's intention to purchase for cancellation and/or for purposes of its long-term retention (restricted share) program up to 3 million of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid, which is subject to a maximum aggregate expenditure of $200 million, commenced on August 12, 2003, following the expiry of its prior bid on August 11, 2003, and will expire no later than August 11, 2004.

  During the year, a subsidiary of the Company purchased 75,356 Magna Class A Subordinate Voting Shares for cash consideration of $5 million, which were then awarded on a restricted basis to certain executives. During 2002, the Company repurchased for cancellation 33,900 Class A Subordinate Voting Shares for aggregate cash consideration of approximately $2 million. In accordance with the recommendations of the CICA, the excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $1 million was charged to retained earnings.

[e]
As a result of the MID distribution, the stated capital of the Class A Subordinate Voting and Class B Shares was reduced by $939 million and $1 million, respectively [note 3].

[f]
The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at December 31, 2003 were exercised:

Class A Subordinate Voting Shares and Class B Shares outstanding at December 31, 2003	96.4
Stock options [note 23]	3.0

99.4

        The above amounts exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures and Preferred Securities on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures and Preferred Securities.

78                                                 Magna International Inc. Annual Report 2003

22.   CONTRIBUTED SURPLUS

        Contributed surplus consists of accumulated stock option compensation expense [note 23] less the fair value of options at the grant date that have been exercised and reclassified to share capital. The following is a continuity schedule of contributed surplus:

2003
Balance, beginning of year	$—
Stock option compensation expense	4
Exercise of options	(1)

$3

23.   STOCK-BASED COMPENSATION

[a]
Under the amended and restated Incentive Stock Option Plan, the Company may grant options to purchase Class A Subordinate Voting Shares to full-time employees, outside directors or consultants of the Company. The maximum number of shares that can be reserved for issuance under the plan is 6.0 million shares. The number of unoptioned shares available to be reserved at December 31, 2003 was 1.1 million [2002 — 1.5 million]. All options granted are for a term of ten years from the grant date except for the options granted in December 2003 which are for a term of seven years from the grant date. For periods up to and including December 31, 1998, options vested 12 1/2% on the date of the grant and 12 1/2% in each of the following seven years. Options issued subsequent to 1998 generally vest 20% on the date of the grant and 20% on each subsequent December 31 thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant.

  The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

	Options outstanding
	Number of options	Weighted average exercise price		Number of options exercisable
Outstanding at December 31, 2000	1,908,900	Cdn$	78.76	883,400
Granted	1,207,500	Cdn$	68.75	—
Exercised	(563,400)	Cdn$	73.64	(563,400)
Vested	—		—	837,000

Outstanding at December 31, 2001	2,553,000	Cdn$	75.16	1,157,000
Granted	1,347,500	Cdn$	109.45	—
Exercised	(402,625)	Cdn$	74.67	(402,625)
Cancelled	(120,000)	Cdn$	66.80	(120,000)
Vested	—		—	1,324,000

Outstanding at December 31, 2002	3,377,875	Cdn$	89.19	1,958,375
Granted	585,000	Cdn$	97.75	—
Exercised	(801,425)	Cdn$	75.39	(801,425)
Cancelled	(115,000)	Cdn$	104.08	(42,000)
Vested	—		—	877,000
Anti-dilution adjustment [c]	—	Cdn$	(11.98)	—

Outstanding at December 31, 2003	3,046,450	Cdn$	82.31	1,991,950

Magna International Inc. Annual Report 2003                                                 79

[b]
At December 31, 2003, the outstanding options consist of [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

		Options outstanding
	Exercise price [c]	Number of options	Remaining contractual life [years]	Number of options exercisable
Tranche 1	Cdn$50.77	250	2.4	250
Tranche 2	Cdn$80.47	118,750	3.6	100,000
Tranche 3	Cdn$80.37	37,250	3.6	31,000
Tranche 4	Cdn$79.52	119,000	5.0	119,000
Tranche 6	Cdn$63.02	484,700	5.8	484,700
Tranche 7 - 9	Cdn$63.02	48,000	6.0	47,000
Tranche 10	Cdn$54.82	395,900	7.0	245,900
Tranche 11	Cdn$61.27	70,000	7.0	50,000
Tranche 12 - 13	Cdn$84.52	37,500	7.0	28,000
Tranche 14 - 15	Cdn$97.47	1,212,500	8.0	742,500
Tranche 16	Cdn$82.65	5,000	9.0	1,000
Tranche 17 - 18	Cdn$81.19	292,600	9.0	97,600
Tranche 19	Cdn$105.05	225,000	7.0	45,000

		3,046,450	7.1	1,991,950

Weighted average exercise price		Cdn$82.31		Cdn$79.09

[c]
As a result of the dilutive impact of the MID distribution [note 3], all issued but unexercised options for Magna Class A Subordinate Voting Shares were adjusted down by Cdn$11.98 in accordance with the adjustment mechanism prescribed by the TSX. The adjustment mechanism is intended to ensure that the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options after the MID distribution is not greater than the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options immediately before the MID distribution.

[d]
Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Date of Grant
	December 2003	January 2003	January 2002
Risk free interest rate	3.75%	4.25%	5%
Expected dividend yield	1.30%	2.12%	1.45%
Expected volatility	32%	28%	24%
Expected time until exercise	4 years	4 years	4 years

        For the year ended December 31, 2003, the compensation expense recognized in selling, general and administration expense related to the Company's outstanding fixed price stock options amounted to approximately $4 million.

        If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company's pro forma net income and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been as follows:

	2003	2002
Pro forma net income	$518	$539
Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$5.19	$5.68
Diluted	$5.17	$5.66

        The weighted average fair value of options granted during the year ended December 31, 2003 was Cdn$24.13 [2002 — $24.50].

80                                                 Magna International Inc. Annual Report 2003

[e]
The Company has awarded to three executives an entitlement to Class A Subordinate Voting Shares of the Company and its public subsidiaries in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death and disability, on December 31, 2006, provided certain conditions are met and are to be released in equal amounts over a ten-year period commencing January 1, 2007, subject to forfeiture under certain circumstances. The fair value of the restricted stock grant is amortized to compensation expense from the effective date of the grant to the final vesting date. At December 31, 2003, unamortized compensation expense related to the restricted stock arrangements was $16 million.

24.   FINANCIAL INSTRUMENTS

[a]    Foreign exchange contracts

        The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses foreign exchange contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts and foreign exchange range forward contracts for the sole purpose of hedging certain of the Company's future committed U.S. dollar and euro ["€"] outflows and inflows. Gains and losses on these hedging instruments are recognized in the same period as, and as part of, the hedged transaction. In addition, in limited situations, the Company uses forward contracts to manage foreign exchange risk arising from intercompany loans. The Company does not enter into foreign exchange contracts for speculative purposes.

        At December 31, 2003, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies in exchange for Canadian and U.S. dollars as follows:

	For Canadian dollars				For U.S. dollars
Buy (Sell)	U.S. dollar amount	Weighted average rate	Euro amount	Weighted average rate	Euro amount	Weighted average rate
2004	$389	1.4296	€23	1.4886	€91	1.1671
2004	(273)	1.4791	(193)	1.6370	(70)	1.1463
2005	149	1.4045	16	1.5235	4	0.9873
2005	(143)	1.4746	(49)	1.6182	—	—
2006	89	1.3955	10	1.5915	—	—
2006	(34)	1.4994	(39)	1.6440	—	—
2007	49	1.3618	7	1.6692	—	—
2007	(11)	1.6034	(30)	1.6434	—	—
2008	14	1.3698	7	1.6707	—	—
2008	—	—	(20)	1.6457	—	—
Thereafter	—	—	5	1.6743	—	—

	$229		€(263)		€25

        Based on forward foreign exchange rates as at December 31, 2003 for contracts with similar remaining terms to maturity, the unrecognized gains and losses relating to the Company's foreign exchange forward contracts are approximately $78 million and $67 million, respectively. If the Company's forward exchange contracts ceased to be effective as hedges, for example, if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

[b]    Electricity swap contracts

        The Company uses electricity swap contracts to manage the cash flow risk of a portion of its forecasted electricity purchases, in Ontario, over the period to April 2005. Swaps outstanding at December 31, 2003 have an annual notional energy volume of approximately 400,000 megawatt hours ["MWh"] under which it pays a fixed average price of $52.50 per MWh and receives a floating average price per MWh based on the hourly Ontario energy price. The net settlements under the electricity swap contracts are recognized in the same periods as, and as part of, the hedged transaction. The Company does not enter into electricity swap contracts for speculative purposes.

        The estimated fair value of these electricity swap contracts as at December 31, 2003 is $1 million representing a financial asset of the Company. In 2002, the Ontario government passed legislation, which freezes the electricity price for low volume and designated customers. Although the Company is not directly affected by the legislation, the legislation has disrupted the forward market for Ontario electricity contracts and significantly reduced liquidity. The Company has estimated fair value based on available broker quotes, but given the current illiquidity of the market, the fair value is subject to significant measurement uncertainty.

Magna International Inc. Annual Report 2003                                                 81

[c]
Fair value

        The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and other accrued liabilities

        Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

        Fair value information is not readily available. However, management believes the market value to be in excess of the carrying value of investments.

Long-term debt and debentures' interest obligation

        The fair values of the Company's long-term debt and debentures' interest obligation, based on current rates for debt with similar terms and maturities, are not materially different from their carrying values.

[d]
Credit risk

        The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign exchange forward and electricity swap contracts with positive fair values.

        The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks.

        Cash and cash equivalents which consists of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

        The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and which the Company anticipates will satisfy their obligations under the contracts.

[e]
Interest rate risk

        The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In addition, the Company's exposure to interest rate risk on fixed rate long-term instruments is also reduced given the minimum periods to redemption with respect to the convertible subordinated debentures and Preferred Securities.

25.   CURRENCY TRANSLATION ADJUSTMENT

        Unrealized currency translation adjustments, which arise on the translation to U.S. dollars of assets and liabilities of the Company's self-sustaining foreign operations, resulted in an unrealized currency translation gain of $578 million during the year ended December 31, 2003 [2002 — gain of $180 million; 2001 — loss of $117 million]. The 2003 and 2002 unrealized gains resulted primarily from the strengthening of the Canadian dollar, euro and British pound against the U.S. dollar. The 2001 unrealized loss resulted primarily from the weakening of the euro, British pound and Canadian dollar against the U.S. dollar.

82                                                 Magna International Inc. Annual Report 2003

26.   INTERESTS IN JOINTLY CONTROLLED ENTITIES

        The following is the Company's combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest [before eliminations]:

Balance Sheets

	2003	2002
Current assets	$177	$140

Long-term assets	$56	$43

Current liabilities	$74	$64

Long-term liabilities	$95	$70

Statements of Income

	2003	2002	2001
Sales	$637	$436	$356
Cost of goods sold, expenses and income taxes	603	409	337

Net income	$34	$27	$19

Statements of Cash Flows

	2003	2002	2001
Cash provided from (used for):
Operating activities	$49	$42	$61

Investment activities	$(14)	$(1)	$(14)

Financing activities	$(24)	$(33)	$(38)

        The Company's share of equity in jointly controlled entities includes undistributed earnings of $47 million [2002 — $42 million].

27.   TRANSACTIONS WITH RELATED PARTIES

        Mr. Stronach, Magna's Chairman of the Board, and three members of his family are trustees of the Stronach Trust. The Stronach Trust controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares and also controls MID through the right to direct the votes attaching to 66% of MID's Class B Shares. Various land and buildings used in operations are leased from MID under operating lease agreements which are effected on normal commercial terms [see note 17]. Lease expense included in the consolidated statements of income with respect to MID for the period from August 29, 2003 to December 31, 2003 was $38 million. Prior to the distribution of MID shares on August 29, 2003 [see note 3], lease expense paid to MID was eliminated on consolidation. Included in accounts receivable are trade amounts due from MID and its subsidiaries in the amount of $1 million at December 31, 2003. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $21 million at December 31, 2003.

        The Company has agreements with an affiliate of the Chairman of the Board for the provision of business development and consulting services. In addition, the Company has an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2003 was $36 million [2002 — $33 million; 2001 — $33 million].

        During the year ended December 31, 2003, trusts, which exist to make orderly purchases of the Company's shares for employees either for transfer to the EPSP or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $29 million [2002 — $50 million; 2001 — $51 million] from the Company to facilitate the purchase of Class A Subordinate Voting Shares of the Company. At December 31, 2003, the trusts' indebtedness to the Company was $18 million [2002 — $28 million].

        Investments include $2 million [2002 — $2 million], at cost, in respect of an investment in a company that was established to acquire shares of the Company for sale to employees.

        The Company has an access agreement with MEC for the use of their golf course and clubhouse meeting, dining and other facilities in Aurora, Ontario and in Oberwaltersdorf, Austria. The agreement for the Ontario facilities expired on December 31, 2003 and the agreement for the Austrian facilities expires on March 1, 2004. The expense included in the consolidated statements of income with respect to MEC for the period from August 29, 2003 to December 31, 2003 was $2 million.

Magna International Inc. Annual Report 2003                                                 83

28.   CONTINGENCIES

[a]
In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim, in order to add several new defendants and claim additional remedies. The amended statement of claim alleges, among other things:

•
breach of fiduciary duty by the Company and two of its subsidiaries;

•
breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•
the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. ["TRW"] and other unrelated third party automotive supplier defendants of such technology in North America;

•
a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH.

  The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. The Company has filed an amended statement of defence and counterclaim. Document production is underway and examinations for discovery have commenced. The Company intends to vigorously defend this case. At this time, notwithstanding the early stages of these legal proceedings and the difficulty in predicting final outcomes, management believes that the ultimate resolution of these claims will not have a material adverse effect on the consolidated financial position of the Company.

[b]
On August 16, 2002, one of the Company's public traded subsidiaries, Intier, was served with a complaint issued in the United States District Court, District of Massachusetts by Stoneridge Control Devices, Inc. which was a supplier of adjunct actuators of Intier. After months of unsuccessful pricing negotiations, Intier advised Stoneridge that it would not be extending its long-term agreement which expired on July 31, 2002, and that such adjunct actuators would thereafter be manufactured by Intier. In this action Stoneridge is alleging that Intier:

•
breached certain agreements with Stoneridge which obliged Intier to purchase all of its adjunct actuator requirements from Stoneridge for the life of certain customer programs;

•
made certain misrepresentations to Stoneridge that it was not developing and producing adjunct actuators itself and that it intended to purchase Stoneridge's adjunct actuator for the life of the programs;

•
unlawfully used Stoneridge's trade secrets and proprietary information; and

•
violated Massachusetts General Laws c93A, the Massachusetts unfair business practices legislation.

  Stoneridge's Initial Disclosure dated November 17, 2003, claims that Stoneridge's damages are over $25 million. Intier disputes the allegations contained in the complaint and does not believe it has any liability for these claims, although Intier cannot provide any assurance that this will be the case.

[c]
On February 28, 2003, one of the Company's public traded subsidiaries, Intier, was served, in conjunction with Siemens Automotive Corp., a.k.a. Siemens VDO Automotive Corp., with a complaint issued in the Macomb County Circuit Court of the State of Michigan by General Motors Corporation ("GM"). The GM complaint alleges that Intier and Siemens are in breach of certain express and implied warranties to GM and as a result GM is seeking reimbursement for costs and expenses incurred as a result of its replacement of tens of thousands of rear door electric motors in respect of its model 2000 full-size sport utility vehicles and trucks, including the Tahoe, Surburban, GMC Silverado and Chevrolet Avalanche. The rear door electric motors (which Intier was directed to use by GM) are manufactured by Siemens and form part of a power rear window regulator supplied by Intier to GM for those vehicles. Although the damages in the Complaint are unspecific, GM has previously claimed that the warranty and future recall costs could be up to $42 million. Based on its investigations to date, Intier does not believe that it has any liability for this claim and that any liability it may become subject to, if it is established that the rear door motor is defective, will be recoverable from Siemens, although Intier cannot provide any assurance that this will be the case.

[d]
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an on-going basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[e]
In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Product liability provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when the Company and/or the customer decide, either voluntarily or involuntarily, to recall a product due to a

84                                                 Magna International Inc. Annual Report 2003

  known or suspected performance issue. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company's estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which a supplier to the Company will share in the recall cost. Due to the nature of the costs, the Company makes its best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. Given the nature of the Company's products, to date, the Company has not experienced significant warranty, including product liability and recall, costs. However, the Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently the Company only accounts for existing or probable claims, however, a significant increase in warranty responsibility could require the Company to consider accounting for possible future claims.

29.   SEGMENTED INFORMATION

[a]
Magna follows a corporate policy of functional and operational decentralization. It conducts its operations through divisions which function as operating units. Each systems group provides full service systems integration in a specific vehicle area.

  The Company's operations are further segmented in the Company's internal financial reports along global product lines between publicly traded and wholly owned operations. The segregation of operations between publicly traded and wholly owned recognizes the fact that in the case of wholly owned operations, the Company's executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of publicly traded operations, such responsibility has been delegated to the public company's separate board of directors and their executive management.

  The Company's reporting segments are as follows:

  Public Operations

  (i)
  Decoma International Inc.

    Decoma [including 100% of Bestop] designs, engineers and manufactures exterior components and systems which include fascias [bumpers], front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks [including sport utility vehicles and mini-vans]. Decoma has 42 manufacturing facilities and eight engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England and Japan.

  (ii)
  Intier Automotive Inc.

    Intier is a global full service supplier and integrator of interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world through 71 manufacturing facilities [including one joint venture facility with Magna Steyr] and 17 product development, engineering and testing centres [including one joint venture facility with Magna Steyr] in North America, Europe, Brazil, China and Japan.

  (iii)
  Tesma International Inc.

    Tesma designs, engineers, tests and manufactures technologically advanced powertrain (engine, transmission and fuel) components, modules and systems for the global automotive industry. Tesma has 24 manufacturing facilities and 5 research centres in North America, Europe and Asia.

  Wholly Owned Operations

  (i)
  Magna Steyr

    Magna Steyr is the automotive industry's leading independent assembler of low volume derivative, niche and other vehicles, and an advanced developer and supplier of complete drivetrain technologies, including four-wheel/all-wheel drive systems and axle modules. Magna Steyr has 7 manufacturing and assembly facilities [including one joint venture facility with each of Intier and Cosma] and 7 engineering and testing facilities [including one joint venture facility with Intier] in Europe, India, the United States and Mexico.

  (ii)
  Other Automotive Operations

  •
  Cosma International — Cosma International manufactures a comprehensive range of stamped, hydroformed and welded metal body and chassis systems, components, assemblies and modules. The Cosma operations have 36 manufacturing facilities [including one joint venture facility with Magna Steyr] and ten engineering and testing facilities in North America and Europe.

  •
  Other Automotive Operations — Other automotive operations include Magna Donnelly. Magna Donnelly manufactures exterior and interior mirror, lighting and engineered glass systems, including advanced electronics. The Company's other automotive operations have 26 manufacturing facilities and three engineering and testing facilities in North America, South America and Europe.

Magna International Inc. Annual Report 2003                                                 85

	2003
	Total sales	Depreciation and amortization	Interest (income) expense, net	Operating income	Goodwill, net	Fixed asset additions	Fixed assets, net
Public Operations
Decoma International Inc.	$2,426	$89	$19	$142	$93	$178	$684
Intier Automotive Inc.	4,654	98	12	124	116	130	544
Tesma International Inc.	1,102	51	—	110	15	60	305
Wholly Owned Operations
Magna Steyr	2,719	81	2	47	7	125	545
Other Automotive Operations	4,591	157	23	421	275	266	1,156
Corporate and other(i),(ii)	(147)	29	(69)	196	(1)	42	66

Total	$15,345	$505	$(13)	$1,040	$505	$801	$3,300

	2002
	Total sales	Depreciation and amortization	Interest (income) expense, net	Operating income	Goodwill, net	Fixed asset additions	Fixed assets, net
Public Operations
Decoma International Inc.	$2,125	$78	$20	$170	$80	$101	$529
Intier Automotive Inc.	3,862	87	8	114	101	137	460
Tesma International Inc.	926	40	2	83	14	66	275
Wholly Owned Operations
Magna Steyr	1,959	65	10	13	6	261	609
Other Automotive Operations	3,643	129	18	382	264	161	985
Corporate and other(i),(ii)	(93)	23	(71)	185	1	107	805

Total	$12,422	$422	$(13)	$947	$466	$833	$3,663

	2001
	Total sales	Depreciation and amortization	Interest (income) expense, net	Operating income	Goodwill, net	Fixed asset additions	Fixed assets, net
Public Operations
Decoma International Inc.	$1,885	$83	$28	$118	$93	$68	$488
Intier Automotive Inc.	3,268	86	19	81	132	88	404
Tesma International Inc.	791	34	2	74	13	80	246
Wholly Owned Operations
Magna Steyr	1,500	50	21	28	5	72	448
Other Automotive Operations	3,174	114	(5)	369	15	115	829
Corporate and Other(i),(ii)	(111)	32	(63)	177	—	63	605

Total	$10,507	$399	$2	$847	$258	$486	$3,020

Notes:

(i)
Included in Corporate and Other operating income are intercompany fees, rent income until August 29, 2003 and interest charged to the other automotive segments.

(ii)
During the year ended December 31, 2003, equity income of $16 million is included in the Corporate and Other segment [2002 — $23 million; 2001 — $16 million].

86                                                 Magna International Inc. Annual Report 2003

[b]
In the year ended December 31, 2003, sales to the Company's three largest customers amounted to 28%, 24% and 19% [2002 — 28%, 21% and 19%; 2001 — 29%, 24% and 19%] of total sales.

[c]
The following table shows certain information with respect to geographic segmentation:

	2003
	Total sales	Fixed assets, net	Goodwill, net
Canada	$4,379	$997	$61
United States	3,612	714	283
Euroland(i)	5,240	1,137	96
Mexico	876	230	—
Great Britain	869	86	52
Other	369	136	13

	$15,345	$3,300	$505

	2002
	Total sales	Fixed assets, net	Goodwill, net
Canada	$3,730	$1,066	$61
United States	3,240	832	268
Euroland(i)	3,797	1,259	81
Mexico	844	304	(1)
Great Britain	695	112	46
Other	116	90	11

	$12,422	$3,663	$466

	2001
	Total sales	Fixed assets, net	Goodwill, net
Canada	$3,372	$962	$52
United States	2,706	737	67
Euroland(i)	3,017	916	64
Mexico	847	364	—
Great Britain	488	110	44
Other	77	(69)	31

	$10,507	$3,020	$258

(i)
For purposes of geographic segmentation, Euroland has been defined as those European countries that have adopted the euro as their common currency.

30.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company's accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAP except for:

[a]
Joint Ventures

        The Company has certain interests in jointly controlled entities which have been proportionately consolidated in the Company's financial statements. For purposes of U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders' equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

[b]
Financial Instruments

        The Company's subordinated debentures are recorded in part as debt, in part as minority interest and in part as shareholders' equity. In addition, the Company's Preferred Securities are recorded entirely as shareholders' equity. Under U.S. GAAP, the subordinated debentures and Preferred Securities would be recorded entirely as debt.

[c]
In-House Tooling and Engineering

        In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Effective January 1, 2000, the Company changed its method of accounting under U.S. GAAP for in-house engineering service and tooling contracts provided in conjunction with subsequent assembly or production activities which are regarded as a single arrangement. Previously, the Company had recognized revenue from these engineering service and tooling contracts on a percentage of completion basis. Under U.S. GAAP, the Company recognizes revenue and related cost of sales for these activities over the estimated life of the assembly or production arrangement.

Magna International Inc. Annual Report 2003                                                 87

        For the year ended December 31, 2003, revenues and expenses under U.S. GAAP are higher by $6 million [2002 — lower by $71 million; 2001 — lower by $142 million] and $9 million [2002 — lower by $69 million; 2001 — lower by $133 million], respectively, as a result of this difference between Canadian and U.S. GAAP. The net revenue reduction for the year ended December 31, 2003 includes $3 million [2002 — $45 million; 2001 — $79 million] in revenue that was included in the cumulative effect adjustment as of January 1, 2000.

[d]    Derivative Instruments

        The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer and supplier contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar, Canadian dollar and euro outflows and inflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction.

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ["FAS 133"], as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value [i.e., gains or losses] of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

        Effective January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under FAS 133. As a result, for the year ended December 31, 2001 the Company's derivative portfolio was not eligible for hedge accounting despite the fact that management considered its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar, Canadian dollar and euro outflows and inflows.

        The Company has recorded a charge to income of $26 million in the year ended December 31, 2001 for purposes of reconciling to U.S. GAAP. For periods prior to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedged transaction under U.S. GAAP. In addition, upon adoption of FAS 133, the Company recorded a cumulative adjustment to other comprehensive income of $9 million as of January 1, 2001 of which $3 million has reversed through income during 2003 [2002 — $1 million; 2001 — $5 million].

        The Company has reviewed its other commercial contracts outstanding as at December 31, 2003, 2002 and 2001 in relation to FAS 133 and has determined that there are no embedded derivatives as defined in the statements.

[e]    Stock-Based Compensation

        As more fully described in note 2[a], the Company has prospectively adopted the new Canadian GAAP recommendations related to stock-based compensation for all options granted to employees on or after January 1, 2003. The Canadian GAAP recommendations are substantially harmonized with the existing U.S. GAAP rules contained in Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ["FAS 123"] as amended by Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure" ["FAS 148"], which have also been adopted by the Company prospectively for all options granted on or after January 1, 2003. Under both Canadian and U.S. GAAP, the Company must continue to provide pro forma earnings disclosures for options granted prior to January 1, 2003 until the options have fully vested and all related compensation expense has been recorded. However, Canadian GAAP permits options granted prior to January 1, 2002 to be excluded from such pro forma earnings disclosures. As such, the amount of compensation expense for pro forma disclosures under U.S. GAAP will differ from that calculated for Canadian GAAP until all options granted prior to January 1, 2002 have fully vested and all related compensation expense has been recorded for U.S. GAAP purposes.

        For options granted prior to January 1, 2003, the Company measures compensation cost under U.S. GAAP using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ["APB 25"] for awards granted to employees and the fair value-based method of accounting as prescribed by FAS 123 for awards granted to non-employees. The same treatment is applicable under Canadian GAAP but only for options granted between January 1, 2002 and December 31, 2002.

[f]    Cumulative Translation Adjustment

        Under U.S. GAAP, Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ["FAS 52"], the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment. Under FAS 52, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to realize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company's net investment in a foreign subsidiary resulting from the payment of dividends.

[g]    Electricity Swap Contracts

        As described in note 24 [b], the Company uses electricity swap contracts to manage the cash flow risk from its electricity purchase requirements in Ontario, Canada. Under both Canadian and U.S. GAAP, these swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period as, and as part of, the hedge transaction. For U.S. GAAP purposes only, the Company reflects the estimated fair value of the swap contracts on the balance sheet with an offsetting adjustment to other comprehensive income.

88                                                 Magna International Inc. Annual Report 2003

[h]    Goodwill and Other Intangible Assets

        Effective January 1, 2002, the Company prospectively adopted the new Canadian GAAP recommendations related to goodwill and other intangible assets. The Canadian GAAP recommendations are the same as the U.S. GAAP requirements on business combinations ["FAS 141"] and goodwill and other intangible assets ["FAS 142"]. The principles of FAS 141 and 142 are the same as Canadian GAAP except that, under Canadian GAAP the net goodwill writedown of $42 million has been charged to January 1, 2002 opening retained earnings. Under U.S. GAAP, the net goodwill writedown of $42 million has been applied as a cumulative adjustment to net income as of January 1, 2002.

[i]    Change in Reporting Currency

        Effective December 31, 1998, the Company adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the Company's reporting currency. Under Canadian GAAP, the Company's consolidated financial statements for all periods presented through December 31, 1998 were translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1998. Under U.S. GAAP, the consolidated financial statements for periods prior to the change in reporting currency were translated to U.S. dollars using the current rate method, which method uses specific year end or specific annual average exchange rates as appropriate.

[j]    Asset Retirement Obligation

        Under U.S. GAAP, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ["FAS 143"], was adopted by the Company January 1, 2003. The standard requires the Company to estimate and accrue for the present value of its obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and interest charges in the consolidated statements of income. The adoption of FAS 143 resulted in the cumulative effect of an accounting change of $6 million being charged against income, the recognition of a liability of $20 million, the recognition of a fixed asset of $9 million and the recognition of a future tax asset of $3 million all at December 31, 2003.

[k]    The following tables present net income and earnings per share information following U.S. GAAP:

	2003	2002	2001
Net income under Canadian GAAP	$522	$554	$579
Adjustments [net of related tax effects]:
Additional interest expense and foreign exchange gains (losses) on subordinated debentures and Preferred Securities [b]	(23)	(10)	(57)
In-house tooling and engineering [c]	(3)	(2)	(9)
Derivative instruments [d]	5	6	(26)
Compensation expense [e]	(10)	4	(13)
Asset retirement obligation [j]	(2)	—	—
Translation loss realized on the reduction of the net investment in a foreign subsidiary [f]	—	(5)	(1)

Net income under U.S. GAAP before cumulative catch-up adjustments	489	547	473
Cumulative adjustment for change in accounting policy related to goodwill [h]	—	(42)	—
Cumulative adjustment for change in accounting policy for asset retirement obligation [j]	(6)	—	—

Net income under U.S. GAAP	483	505	473
Other comprehensive income (loss):
Foreign currency translation adjustment	569	147	(93)
Derivative instruments recorded in other comprehensive income [d], [g]	12	12	—
Derivative instruments realized in net income [d], [g]	—	3	5
Cumulative adjustment at January 1, 2001 for the change in derivative instrument accounting [d]	—	—	(9)

Comprehensive income under U.S. GAAP	$1,064	$667	$376

Earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP:
Basic
Before cumulative catch-up adjustments	$5.10	$6.17	$5.91
Cumulative catch-up adjustments [h], [j]	(0.06)	(0.48)	—

After cumulative catch-up adjustment	$5.04	$5.69	$5.91

Diluted
Before cumulative catch-up adjustments	$5.08	$5.88	$5.67
Cumulative catch-up adjustments [h], [j]	(0.06)	(0.46)	—

After cumulative catch-up adjustment	$5.02	$5.42	$5.67

Magna International Inc. Annual Report 2003                                                 89

        Earnings per share data after cumulative catch-up adjustments were computed as follows:

	2003	2002	2001
Basic earnings per Class A Subordinate Voting or Class B Share —
After cumulative catch-up adjustments
Net income under U.S. GAAP	$483	$505	$473

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	95.9	88.7	80.1

Basic earnings per Class A Subordinate Voting or Class B Share	$5.04	$5.69	$5.91

Diluted earnings per Class A Subordinate Voting or Class B Share —
After cumulative catch-up adjustments
Net income under U.S. GAAP	$483	$505	$473
Adjustments [net of related tax effects]:
Interest, issue cost amortization and foreign exchange on 4.875% Convertible Subordinated Debentures	—	(6)	29
Interest, issue cost amortization and foreign exchange on 5% Convertible Subordinated Debentures	—	—	16

	$483	$499	$518

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	95.9	88.7	80.1
Stock options	0.4	0.5	0.4
4.875% Convertible Subordinated Debentures	—	2.8	6.5
5% Convertible Subordinated Debentures	—	—	4.4

	96.3	92.0	91.4

Diluted earnings per Class A Subordinate Voting or Class B Share	$5.02	$5.42	$5.67

[l]
The following tables indicate the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	2003
	Canadian GAAP	Financial instruments	In-house tooling and engineering	Derivative instruments	Other	U.S. GAAP
Other assets	$334	$8	$—	$13	$9	$364
Other accrued liabilities	$244	$—	$50	$—	$20	$314
Future tax liabilities, net	$230	$4	$(18)	$5	$(3)	$218
Subordinated debentures	$—	$170	$—	$—	$—	$170
Debentures' interest obligation	$41	$(41)	$—	$—	$—	$—
Preferred Securities	$—	$291	$—	$—	$—	$291
Minority interest	$626	$(66)	$—	$—	$—	$560

Shareholders' equity:
Capital stock	$1,592	$—	$—	$—	$145	$1,737
Preferred Securities	277	(277)	—	—	—	—
Other paid-in capital	68	(68)	—	—	—	—
Contributed surplus	3	—	—	—	18	21
Retained earnings	2,390	3	(31)	(15)	125	2,472
Accumulated other comprehensive loss	600	(8)	(1)	23	(296)	318

Shareholders' equity	$4,930	$(350)	$(32)	$8	$(8)	$4,548

90                                                 Magna International Inc. Annual Report 2003

	2002
	Canadian GAAP	Financial instruments	In-house tooling and engineering	Derivative instruments	Other	U.S. GAAP
Other assets	$270	$6	$—	$3	$—	$279
Other accrued liabilities	$180	$—	$45	$16	$—	$241
Future tax liabilities, net	$170	$4	$(16)	$(4)	$—	$154
Subordinated debentures	$—	$104	$—	$—	$—	$104
Debentures' interest obligation	$39	$(39)	$—	$—	$—	$—
Preferred Securities	$—	$275	$—	$—	$—	$275
Minority interest	$410	$—	$—	$—	$—	$410

Shareholders' equity:
Capital stock	$2,488	$5	$—	$—	$140	$2,633
Preferred Securities	277	(277)	—	—	—	—
Other paid-in capital	64	(64)	—	—	—	—
Contributed surplus	—	—	—	—	8	8
Retained earnings	2,570	30	(28)	(20)	115	2,667
Accumulated other comprehensive loss	22	(32)	(1)	11	(263)	(263)

Shareholders' equity	$5,421	$(338)	$(29)	$(9)	$—	$5,045

[m]    Variable Interest Entities

        One of the Company's German subsidiaries has entered into an operating lease for a facility constructed at a cost of approximately $12 million. Such facility is owned by a partnership that has been substantially debt financed to fund the construction. The partnership is owned directly and indirectly by a leasing company. The partnership has entered into a lease agreement with the leasing company which in turn has entered into a sublease with the Company's German subsidiary. Such sublease is for an initial term of 19 years with a 5 year renewal option. Although the Company's German subsidiary has options to acquire either the facility under lease or the partnership, the Company's obligations under this arrangement are limited to those in its operating lease agreement.

[n]
As more fully described above, for purposes of pro forma earnings disclosure, the Company elected to adopt the new recommendations of CICA 3870 to awards granted subsequent to January 1, 2002. As such, for U.S. GAAP, the pro forma disclosure calculation will differ as they include fair value calculations on all options granted under the plan and in accordance with the applicable vesting provisions therein.

        Despite the limitations in its effectiveness as a reliable single model for determining the fair value of the Company's stock options, the Company uses the Black-Scholes option pricing model for estimating the fair value of stock options at the date of grant [notes 1 and 24].

        For purposes of U.S. GAAP pro forma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares and basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been:

	2003	2002	2001
Pro forma net income after cumulative catch-up adjustments attributable to Class A Subordinate Voting and Class B Shares	$475	$469	$469

Pro forma earnings per Class A Subordinate Voting or Class B Share after cumulative catch-up adjustments
Basic	$4.74	$5.28	$5.86
Diluted	$4.72	$5.02	$5.63
Weighted average fair value of options granted during the year	$17.27	$15.61	$9.93

[o]
Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Magna International Inc. Annual Report 2003                                                 91

Canadian GAAP standards:

In 2003, the CICA amended Handbook Section 3860, "Financial Instruments — Disclosure and Presentation", to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments must be adopted in the Company's 2005 consolidated financial statements with retroactive application. Upon adoption, the Subordinated Debentures currently presented within minority interest and equity on the consolidated balance sheet will have to be presented in part as a liability and in part as minority interest and equity and the related liability carrying costs will be presented as a charge to net income.

In 2003, the CICA issued Emerging Issues Committee Abstract No.142, "Revenue Arrangements with Multiple Deliverables" ["EIC-142"], which provides guidance on accounting by a vendor for arrangements involving multiple deliverables. It specifically addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in EIC-142 is applicable for revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. Although the Company is currently reviewing EIC-142, the impact of this Abstract, if any, on the Company's consolidated financial statements has not been determined.

In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new Section is effective for the Company's 2004 fiscal year and harmonizes Canadian requirements with existing U.S. GAAP. The adoption of this Section on January 1, 2004 is expected to result in the cumulative effect of an accounting change of $8 million being recognized as a charge to opening retained earnings, the recognition of a liability of $20 million, the recognition of a fixed asset of $9 million and the recognition of a future tax asset of $3 million.

In 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to the Guideline, it is expected to be effective for the Company's 2005 fiscal year. Although the Company is currently reviewing AcG-15, the impact of the Guideline, if any, on the Company's consolidated financial statements has not been determined.

In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, "Hedging Relationships", that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company's 2004 fiscal year. The Company does not expect the adoption of this Guideline to have a material impact on its consolidated financial statements.

United States GAAP standards:

In 2003, the FASB finalized Emerging Issues Task Force Abstract No. 00-21 ["EITF 00-21"], "Revenue Arrangements with Multiple Deliverables." The guidance in this Abstract is consistent with the guidance in EIC-142, which was recently issued by the CICA. The guidance in EITF 00-21 is applicable for revenue arrangements with multiple deliverables that the Company enters into on or after January 1, 2004.

In 2003, the FASB amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ["FIN 46R"]. FIN 46R requires that a variable interest entity ["VIE"] be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to receive a majority of the VIE's residual returns. For the Company, the requirements of FIN 46R apply in 2003 for all VIE's created after January 31, 2003. For VIE's created before January 31, 2003, the requirements of FIN 46 apply as of December 31, 2004 for a VIE that does not meet the definition of a special-purpose entity ["SPE"] and as of January 1, 2004 for a VIE that is an SPE.

Although the Company is currently reviewing EITF 00-21 and FIN 46R, the impact, if any, of these pronouncements on the Company's consolidated financial statements has not been determined.

31.   SUBSEQUENT EVENTS

On January 2, 2004, Tesma completed the acquisition of Davis. Davis produces stamped powertrain components and assemblies at three manufacturing facilities in the United States. For the fiscal year ended September 30, 2003, Davis reported sales of approximately $130 million.

The total consideration for the acquisition of Davis amounted to approximately $75 million, consisting of $45 million paid in cash and $30 million of assumed debt. At December 31, 2003, Tesma deposited the $45 million cash payment into an escrow account to be released on closing. This amount has been included in other assets [note 16].

32.   COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's method of presentation.

92                                                 Magna International Inc. Annual Report 2003

Supplementary Financial and Share Information

Financial Summary

(U.S. dollars in millions, except per share figures)

	Years ended December 31,					Five-month period ended December 31,	Years ended July 31,
	2003	2002	2001	2000	1999	1998	1998	1997	1996	1995	1994
Total sales	15,345	12,422	10,507	10,099	9,260	3,396	6,006	5,024	3,826	3,133	2,538
Depreciation	505	422	399	372	332	120	192	147	121	102	90
Net income from continuing operations	589	570	575	593	415	114	301	386	207	204	153
Net income	522	554	579	596	419	114	301	386	207	204	153

Diluted EPS from continuing operations	5.91	5.99	6.16	6.46	4.61	1.31	3.71	4.99	3.05	3.32	2.53
Diluted EPS	5.21	5.82	6.20	6.44	4.65	1.31	3.71	4.99	3.05	3.32	2.53
Average # of shares outstanding	95.9	88.7	80.1	78.5	78.5	78.4	71.9	70.4	62.2	61.0	56.0

Cash dividends paid per share	1.36	1.36	1.36	1.24	1.11	0.22	0.84	0.74	0.71	0.71	0.53

Cash flow from operations	1,216	1,441	998	671	698	143	359	453	198	298	244
Capital expenditures	801	833	486	645	850	370	638	471	216	193	148

Working capital	1,936	1,433	1,314	1,056	665	564	716	763	986	360	232
Fixed assets, net	3,300	3,663	3,020	3,020	2,931	2,842	2,417	1,353	981	852	703
Total assets	9,816	8,897	6,935	6,626	6,266	6,116	5,551	3,447	2,836	2,008	1,596

Long-term debt	308	287	288	395	435	386	328	163	186	108	68
Shareholders' equity	4,930	5,421	4,482	4,200	3,933	3,334	3,177	2,122	1,785	1,077	862
Long-term debt to equity ratio	0.06:1	0.05:1	0.06:1	0.09:1	0.11:1	0.12:1	0.1:1	0.08:1	0.1:1	0.1:1	0.08:1

        Certain of the comparative figures have been reclassified to conform to the current year's method of presentation.

        All balance sheet and cash flow figures are from continuing operations.

Calculation of Net income from operations and Diluted Earnings per share from operations

	2003	2002	2001
Net income as reported	$522	$554	$579
Exclude: Other income (net of related taxes)	—	(4)	(46)
Future income tax charge (recovery)	10	—	(12)
Non-cash impairment losses associated with the distribution of MID shares	74	—	—

Net income from operations	$606	$550	$521

Diluted earnings per share as reported	$5.21	$5.82	$6.20
Exclude: Other income (net of related taxes)	—	(0.05)	(0.51)
Future income tax charge (recovery)	0.10	—	(0.13)
Non-cash impairment losses associated with the distribution of MID shares	0.76	—	—

Diluted earnings per share from operations	$6.07	$5.77	$5.56

Magna International Inc. Annual Report 2003                                                 93

Share Information

        The Class A Subordinate Voting Shares ("Class A Shares") are listed and traded in Canada on the Toronto Stock Exchange ("TSX") and in the United States on the New York Stock Exchange ("NYSE"). The Class B Shares are listed and traded in Canada on the TSX. As of February 27, 2004 there were 1,319 registered holders of Class A Shares and 83 holders of Class B Shares.

Distribution of Shares

	Class A	Class B
Canada	78.07%	99.16%

United States	21.86%	0.84%

Other	0.07%	0%

Dividends

        Dividends on the Magna Class A Subordinate Voting and Class B Shares for 2003 were paid on each of March 18, June 16, September 15 and December 15, 2003 at the rate of U.S.$0.34 per share.

Price Range of Shares

        The following table sets forth, for the years indicated, the high and low sale prices of the Class A Shares and Class B Shares and volumes of Class A Shares and Class B Shares traded in each case as reported by the TSX and NYSE, respectively.

Class A (TSX) (Cdn$)

	Year Ended December 31, 2003*			Year Ended December 31, 2002
Quarter
	Volume	High	Low	Volume	High	Low
1st	12,517,303	94.63	73.80	17,766,830	118.75	94.50
2nd	14,107,283	95.70	76.75	17,859,090	122.00	98.17
3rd	16,462,322	116.75	89.51	15,952,670	104.60	85.52
4th	10,237,878	109.63	97.20	17,853,090	91.54	78.67

Class B (TSX) (Cdn$)

	Year Ended December 31, 2003*			Year Ended December 31, 2002
Quarter
	Volume	High	Low	Volume	High	Low
1st	1,558	85.50	80.20	5,230	125.00	93.00
2nd	4,062	94.50	79.69	1,150	123.00	96.00
3rd	5,552	114.00	92.00	710	105.00	90.00
4th	870	108.00	102.25	420	95.00	83.00

Class A (NYSE) (U.S.$)

	Year Ended December 31, 2003*			Year Ended December 31, 2002
Quarter
	Volume	High	Low	Volume	High	Low
1st	15,192,100	53.26	44.25	18,236,900	74.50	59.25
2nd	12,980,400	62.348	46.04	21,953,600	78.09	64.81
3rd	18,582,100	77.25	57.95	17,472,500	68.80	53.90
4th	10,632,200	82.50	72.09	18,018,100	57.90	49.35

* Sale prices for the third and fourth quarter of 2003 reflect the distribution of MID shares on September 2, 2003 to Magna shareholders of record as of the close of business on August 29, 2003.

94                                                 Magna International Inc. Annual Report 2003

Corporate Directory

Board of Directors

Frank Stronach

Chairman of the Board and Interim President

William H. Fike

Corporate Director

Manfred Gingl

Executive Vice-Chairman

Michael D. Harris

Consultant and Senior Business Advisor, Goodmans LLP

The Honourable Edward C. Lumley

Vice-Chairman, BMO Nesbitt Burns

Klaus Mangold

Corporate Director

Karlheinz Muhr

Managing Director, Credit Suisse First Boston

Gerhard Randa

Member of the Management Board and Chief Operating Officer, Bayerische Hypo- und Vereinsbank AG

Donald Resnick

Corporate Director

Royden R. Richardson

President, RBQ Limited and Managing Director, FairLane Asset Management Limited

The Honourable Franz Vranitzky

Corporate Director

Siegfried Wolf

Executive Vice-Chairman

Officers

Manfred Gingl

Executive Vice-Chairman

Siegfried Wolf

Executive Vice-Chairman

Vincent J. Galifi

Executive Vice-President & Chief Financial Officer

J. Brian Colburn

Executive Vice-President, Special Projects & Secretary

Peter Koob

Executive Vice-President, Corporate Development

Marc Neeb

Executive Vice-President, Global Human Resources

Jeffrey O. Palmer

Executive Vice-President

Tom Skudutis

Executive Vice-President, Operations

Cameron Hastings

Vice-President, Core Projects

Roland B. Nimmo

Vice-President, Internal Audit

Stephen I. Rodgers

Vice-President, Marketing

Keith J. Stein

Vice-President, Corporate Affairs

Louis Tonelli

Vice-President, Investor Relations

Patrick W.D. McCann

Controller

Transfer Agents and Registrars

Canada — Class A Subordinate Voting and Class B Shares

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario M5J 2Y1, Canada
Telephone: 1-800-564-6253

United States — Class A Subordinate Voting Shares

Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401, U.S.A.
Telephone: (303) 262-0600
www.computershare.com

Exchange Listings

Class A Subordinate Voting Shares

Toronto Stock Exchange (MG.A)
The New York Stock Exchange (MGA)

Class B Shares

Toronto Stock Exchange (MG.B)

8.65% Series A Preferred Securities

Toronto Stock Exchange (MG.PR.A)

8.875% Series B Preferred Securities

The New York Stock Exchange (MGAPRB)

[Picture]

Marc Neeb
Roland B. Nimmo
Louis Tonelli
Stephen I. Rodgers
J. Brian Colburn
Peter Koob
Tom Skudutis
Jeffrey O. Palmer
Keith J. Stein
Patrick W.D. McCann
Cameron Hastings

Magna International Inc. Annual Report 2003                                                 95

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone: (905) 726-2462

www.magna.com

Magna International Japan

Crest Yasuda Building, 3rd Floor

21, 3 chome, Kanda-Nishiki-cho

Toyko Chiyoda 101-0054, Japan

Telephone: 011-81-3-3518-8001

Magna International of America, Inc.

600 Wilshire Drive

Troy, Michigan, USA 48084

Telephone: (248) 729-2400

Magna International South Korea

Mosan Building, 4th Floor

14-4 Yangjae-Dong

Seocho-Gu, Seoul 137-130 South Korea

Telephone: 011-82-2-409-8106

Magna International Europe

Magna-Strasse 1

A-2522 Oberwaltersdorf

Austria

Telephone: 011-43-2253-600-0

Group Offices

Cosma International

2550 Steeles Avenue East

Brampton, Ontario

Canada L6T 5R3

Telephone: (905) 799-7600

www.cosma.com

Europe

Kurfürst-Eppstein-Ring 11

D-63877 Sailauf, Germany

Telephone: 011-49-6093-9937-0

United States

1807 East Maple Road

Troy, Michigan, USA 48083

Telephone: (248) 524-5300

Decoma International Inc.

50 Casmir Court

Concord, Ontario

Canada L4K 4J5

Telephone: (905) 669-2888

www.decoma.com

Europe

Im Ghai 36

D-73776 Altbach, Germany

Telephone: 011-49-7153-65-0

United States

600 Wilshire Drive

Troy, Michigan

USA 48084-1625

Telephone: (248) 729-2500

Intier Automotive Inc.

521 Newpark Boulevard

Newmarket, Ontario

Canada L3Y 4X7

Telephone: (905) 898-5200

www.intier.com

United States

39600 Lewis Drive

Novi, Michigan, USA 48377

Telephone: (248) 567-4000

Europe

Kurfürst-Eppstein-Ring 11

D-63877 Sailauf, Germany

Telephone: 011-49-6093-9937-0

Magna Donnelly

600 Wilshire Drive

Troy, Michigan, USA 48084

Telephone: (248) 729-2700

www.magnadon.com

Europe

Industriestrasse 3

D-97959 Assamstadt, Germany

Telephone: 011-49-6294-909-0

Magna Steyr

Liebenauer Hauptstrasse 317

A-8041 Graz, Austria

Telephone: 011-43-316-404-0

www.magnasteyr.com

North America

2960 Bond Street

Rochester Hills, Michigan

USA 48309

Telephone: (248) 293-0200

Tesma International Inc.

1000 Tesma Way

Concord, Ontario

Canada L4K 5R8

Telephone: (905) 417-2100

www.tesma.com

Europe

Tesma Allee 1

A-8261 Sinabelkirchen, Austria

Telephone: 011-43-3118-2055-140

United States

23300 Haggerty Road, Suite 200

Farmington Hills, Michigan

USA 48335

Telephone: (248) 888-5550

2003 Annual Report

        Copies of the 2003 Annual Report may be obtained from: The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com

        Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov

©	Magna International Inc. 2004. Magna and the	logo are registered trademarks of Magna International Inc.

     The other trademarks are owned by Magna International Inc. or its various subsidiaries.

96                                                 Magna International Inc. Annual Report 2003

Automotive Products and Services Directory

COSMA

Chassis Systems
Crossmember Assemblies
Radiator Supports
Shock Towers
Engine Cradles
Rear Sub-Frame Assemblies
Front and Rear Suspension Systems
Control Arms
Frame Rails
Full Frame Assemblies

Body Systems
Complete Body-in-White
Floor Pans
Underbody Assemblies
Body Side Assemblies
Door/Hood/Deck Assemblies
Roof Panels
Fender/Quarter Panels
Tailgate/Liftgate Assemblies
A, B, C and D Pillars
Instrument Panel Supports
Bumper Beams
Door Intrusion Systems
Oil Strainers
Heat Shields

Finishing
E-Coating
Aluminum Heat Treating
High Temperature Wax Coating

Design and Engineering
CAD/CAM Capabilities
Body Engineering
FEA, Forming, and Assembly Simulations
Prototypes
Concept Vehicles
Laser Trimming/Welding
Testing (Component/Module/System)

Metalforming Technologies
Hydroforming
Stamping
Roll Forming
Draw Bending
Extrusions
Hot Stamping

DECOMA

Front and Rear End Modules
Front and Rear Fascias
Energy Absorbers
Bumper Beams
Air Dams
Lighting
Grille Opening Panels
Grilles
Complete Module Assemblies

Plastic Body Panels
Front Fendersp
Truckside Rear Fenders
Liftgates
Tonneau Covers
Pickup Boxes
Tailgates
Hoods and Decklids

Exterior Trim Components & Systems
Running Boards
Bodyside Mouldings
Claddings
Rocker Panels
Wheel Opening Mouldings
Stone Guards/Mud Flaps

Greenhouse & Sealing Systems
Roof Modules
Window Surround Modules
Door Primary and Secondary Seals
Inner and Outer Door Belts
Glass Run Channels
Ditch Mouldings
Quarter Windows
Appliqués
Sunroofs/T-Tops
Roof Racks

INTIER

INTERIOR SYSTEMS

Cockpit Systems

  •
  Cockpit Modules
  •
  Instrument Panels
  •
  Multiple Surface Materials (Soft, Hard) and Grain Options
  •
  Consoles
  •
  Glove Boxes
  •
  Assembly & Sequencing

Overhead Systems

  •
  Complete Overhead Systems
  •
  Headliner Substrates
  •
  Sun Visors
  •
  Consoles
  •
  Grab Handles
  •
  Lighting
  •
  Assembly & Sequencing

Sidewall & Trim Systems

  •
  Trim Hardware Modules
  •
  Door Trim Modules
  •
  Hard Trim
  •
  Door & Side Panels
  •
  Rear Cargo & Trunk Trim Systems
  •
  Package Trays
  •
  Assembly & Sequencing

Floor Carpet & Complete Vehicle Acoustic Systems

Cargo Management Systems

Complete Interior Integration

  •
  Complete Vehicle & System Engineering & Design
  •
  Safety & Electronic Systems
  •
  Advanced Manufacturing & Pre-Production Management
  •
  Materials & Logistics Management
  •
  Supply Base Management
  •
  Assembly & Sequencing

Seating Systems

  •
  In-Vehicle Stowable Seating

  •
  Stow-in-Floor (All Rear Seats)

  •
  Stow-to-Floor (All Rear Seats)

  •
  Other Specialty Options
  •
  Modular Seat Assemblies
  •
  Integrated Child Safety Seats
  •
  Integrated Occupant Safety Restraints
  •
  Head Restraints and Armrests
  •
  Trim Covers

Seating Hardware Systems

  •
  Specialty Mechanisms for In-Vehicle Seat Stowage

  •
  Stow-in-Floor (All Rear Seats)

  •
  Stow-to-Floor (All Rear Seats)

  •
  Other Specialty Options
  •
  Manual Adjusters
  •
  Seat Height Adjusters
  •
  EZ Entry Mechanisms
  •
  Fold & Tumble™ Mechanisms
  •
  Manual Recliners
  •
  Fold Flat Mechanisms
  •
  Specialty Latches
  •
  Spring Suspension Systems
  •
  Risers
  •
  Folding Load Floor Panels
  •
  Sliding Cargo Load Floor

Electric/Electronic Capabilities

  •
  System Engineering
  •
  Electrical Integration
  •
  Component Specification and Design

  •
  Hardware and Software

  •
  Simulation

  •
  Validation
  •
  Functional Testing
  •
  Supplier Management

CLOSURE SYSTEMS

Latching Systems

  •
  Side Door Latches
  •
  Sliding Door Latches
  •
  Front and Rear Latches
  •
  Seat Latches
  •
  Strikers
  •
  Mechanical Cable Assemblies
  •
  Plastic Handles
  •
  Door Handle Assemblies
  •
  Latch Actuators
  •
  Non-Contact Door Entry Systems
  •
  Power Sliding Doors
  •
  Power Liftgates
  •
  Integrated Closure Systems

Glass Moving Systems

  •
  Cable & Drum — Single and Dual Rail
  •
  Arm & Sector
  •
  Quarter System
  •
  Rear Window Closure Systems

System Module Technologies

  •
  Door Modules
  •
  Hardware Trim Modules
  •
  Midgate Systems
  •
  Complete Door Systems
  •
  Reconfigurable Roof Systems

Electromechanical Systems

  •
  Actuator Assemblies
  •
  Wiper Systems
  •
  Electric Motors
  •
  Obstacle Detection Systems

INTIER ENGINEERING AND TESTING CAPABILITIES

Engineering Centres

  •
  Complete engineering, design and program management services for interior, exterior and Body-in-White
  •
  Certified to QS9000 or ISO standards
  •
  Flexible co-location with customers and suppliers (Austria, Canada, Germany, Japan, U.K. and U.S.)
  •
  All CAD and CAE analytical tools in a secure network

Automotive Testing and Automation

  •
  Safety, structural, fatigue, environmental, instrumentation and durability testing for body and interior systems
  •
  Vehicle ride simulation, noise, NVH and road load data acquisition
  •
  Vehicle and component test development, design verification, product validation and certification
  •
  Production assembly equipment

ACTS — "Advanced Car Technology Systems"

  •
  50/50 joint venture with Magna Steyr
  •
  Complete capability for advanced development, simulation and testing of whole vehicle systems
  •
  Test execution and evaluation for passive safety, endurance and environmental simulation
  •
  Systems supplier of PPS (Pedestrian Protection System) and Magna Uniport, the first complete door in Hambach, France for the Smart City Coupé and the Smart Roadster

MAGNA DONNELLY

Interior Mirrors
Prismatic Compass/Temperature Mirror
Tire Pressure Monitor Mirror
Display-on-Demand Mirror
Electrochromic (EC) Rearview Mirror
Lighted Mirror
Window Electronics Module
Electrochromic (EC) Mirror with Rain Sensor
Microphone Mirror
TelematicMirror™
Electronic Toll Collection Mirror
EC Compass/Temperature Mirror
Taxi Fare Mirror
OnStar® Prismatic Mirror
OnStar® Electrochromic Mirror

Exterior Mirrors
TurnSignal™ Exterior Mirror
Illuminator™ Exterior Mirror
Extendable Mirror
PowerExtend/PowerFold Mirror
Actuators

Electronic Systems
Camera Vision Systems
IHC™ Intelligent Headlamp Control System
Lane Departure Warning System
Blind Spot Detection Systems
Directional Guidance Systems
Sensors
PCBs
HVAC Modules
Power Liftgate Modules

Engineered Glass
DirectBond™ Single-Sided Encapsulation
PVC Encapsulation
Horizontal Power Slider
Vertical Power Slider
RIM Encapsulation
Commercial Vehicle Windows
Flush Surround™ System
Liftgate Modules
Moveable Quarter Modules
Front/Rear Vent Modules

MAGNA DRIVETRAIN

Drivetrain Components & Systems
Transfer Cases
Power Takeoffs
Axle/Differential Drives
Differential Locks
Beam Axles
AWD Couplings
Dual Clutch Transmissions

Engine Components
Mass Balancing Systems

Chassis Modules
Suspension Modules
Supermodules
Engine Dress Up

MAGNA STEYR

Advanced R&D Concept Development Total Vehicle Program Management Systems Sequencing and Logistics Complete Niche Vehicle Assembly

Complete Vehicle Manufacturing
Class-A Stampings
Body-in-White
Painting
Vehicle Assembly
CKD Manufacturing

OEM Engineering and Complete Vehicle and Systems Capability
Concepts and Designs

  •
  Advance Development
  •
  Feasibility Studies

Development

Technical Calculation and Simulation

  •
  Prototype Building
  •
  Rig & Vehicle Testing

Noise and Vibration Testing
Safety Engineering
Production Planning
Technical Software Development

TESMA

Engine Technologies
Front End Accessory Drive Sytems
Accessory & Timing Drive Tensioners
Steel, Phenolic and Aluminum Pulleys
Idler Assemblies
Front Cover Modules
Engine Oil Pumps
Water Pumps
Cooling Management Systems
Overrunning Alternator Decouplers
Cam Covers
Variable Camshaft Phasing Systems
Engine Oil Pan Assemblies
Engine Balance Shaft Assemblies
Collapsible Drive Shaft Assemblies

Transmission Technologies
Automatic Transmission Clutch Housings & Shaft Assemblies
Flow-Formed Clutch Housings
Cam Die-Formed Transmission Shells
Torque Converter Damper Assemblies
Oil Pump Assemblies
Die-Formed Oil Pan Assemblies
Aluminum Die Cast & Machined Case Extensions & Clutch Housings
Servo Piston & Accumulator Assemblies
Roller Die-Formed Drive Hubs & Housings
Fineblanked Products, Separator Plates & Backing Plates
Flexplates
Reaction and Input Shells
CVT — Pistons, Plungers & Clutch Housings
Friction Clutch Pack Assemblies
Transfer Case Output Shafts & Flanges
Torque Converter Stator Shafts

Fuel Technologies
Fuel Caps
Fuel Filler Inlets & Valves
Capless Filler Systems
Steel Fuel Filler Pipes
Steel Fuel Tank Assemblies
Vent, Fill and Spud Tubes
Fuel Sender Units

337 Magna Drive
Aurora, Ontario
Canada L4G 7K1

Telephone 905 726-2462
Facsimile 905 726-7164

www.magna.com

Printed in Canada

QuickLinks

Financial Review and Other Information
Consolidated Statements of Income / Magna International Inc. [U.S. dollars in millions, except per share figures]
Consolidated Statements of Cash Flows / Magna International Inc. [U.S. dollars in millions]
Consolidated Balance Sheets / Magna International Inc. [U.S. dollars in millions]